
04035018

76

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Stiles Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 141 FISCAL YEAR 12/31/03

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82-141

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ARIS
12-31-03

STELCO INC.

ANNUAL REPORT 2003

stelco

Table of Contents

MESSAGE TO SHAREHOLDERS

The period since the issuance of the last Annual Report has been one of the most eventful in the long history of your Corporation. These events have included changes to the leadership of the Board of Directors, the appointment of a new executive management group, a thorough strategic review of the Corporation and its activities, plus the initiation of a Court-supervised restructuring process designed to restore Stelco as a viable and competitive steel producer.

Challenges to be addressed

During the course of 2003, the Corporation stated that it faced a number of fundamental structural and cost issues. As indicated on a number of occasions during the year, those issues had to be addressed before Stelco could become a competitive member of a fast-changing North American steel industry.

These challenges, which had an adverse impact on the Corporation's financial performance and business prospects, included the increased cost of raw materials and energy; the increase in the costs associated with the Corporation's pension and other post-employment benefits; a continued high level of low-priced imports into the Canadian marketplace; plus a significant strengthening in the Canadian dollar.

In addition, a dramatic influence on Stelco has been the shift in the structure and competitive landscape of the North American steel industry. In recent years, a number of steel companies have entered into and emerged from their own Court-supervised restructurings. In the process, they were relieved of certain debt, labour, environmental, and other obligations. This has enabled these companies to operate with significantly improved productivity and lower cost structures than had previously been the case. As a result, Stelco and others have found it much more difficult to compete with these restructured competitors on a cost-effective basis. While steel prices have increased recently, the Corporation believes that these increases are not sustainable and therefore are not expected to be sufficient to offset growing cost issues.

These and other factors contributed to making 2003 a year of financial disappointment for Stelco culminating in a consolidated net loss of $563 million. This loss is explained in further detail in the Financial Statements and Notes as well as in the Management's Discussion and Analysis section of the report.

Actions taken

In August of 2003, the Corporation initiated a thorough strategic review of its business and operations. The scope of the review included Stelco's organizational structure, product lines, capital improvements, as well as the identification of core assets and those that might be candidates for a sale process.

This strategic review concluded, in part, that the Corporation faced a serious viability issue attributable to such problems as a high overall cost structure, a deteriorating cash position, and an inability to compete against other steel producers that had benefited from their own restructuring activities. It was clear that if

Stelco did not take immediate action its cash position would have deteriorated to the point where the Corporation would have been in serious jeopardy. Stelco would have run out of the money required to conduct its own restructuring and it did not believe it would be able to raise additional financing. Any delay in acting would also cause irreparable harm to the people and communities that depend on the Corporation in so many ways.

The Board of Directors and management examined the Corporation's alternatives in connection with the strategic review. It was determined that a Court-supervised restructuring process provided the benefits and legal protection in which to address the Corporation's problems, to achieve greater benefit for those who depend on Stelco than any other available alternative, to develop a restructuring plan in a transparent process involving consultation with others, and to help Stelco become a viable steel producer with access to the capital markets to finance investment in plant and equipment. This process was initiated on January 29, 2004 with an application under the Companies' Creditors Arrangement Act. Harold ("Hap") Stephen was appointed Chief Restructuring Officer on the same date. The restructuring process provides a one-time opportunity to make the Corporation viable. A failed restructuring process leads to liquidation, which would be a scenario where all stakeholders would lose. That is not an outcome we believe is in the interests of Stelco. We believe a successful restructuring is possible but changes in our cost structure will be required.

New leadership

The Corporation is being guided by new leadership at the Board and senior management levels. Richard Drouin assumed the role of Chairman of the Board following the retirement of Fred Telmer as Board Chair. The Corporation would like to express its appreciation to Mr. Telmer for his 40 years of service to Stelco in various capacities.

Stelco also announced a reconstituted executive management team consisting of proven professionals with business experience, knowledge of the Corporation, and familiarity with corporate restructuring: Courtney Pratt, President and Chief Executive Officer; Colin Osborne, Chief Operating Officer and Executive Vice President – Strategy; and William Vaughan, Senior Vice President – Finance and Chief Financial Officer.

The process

The Board and the newly constituted management group are committed to a successful restructuring. The elements of a restructuring plan will be determined through discussions to be held with all stakeholders. Stelco has indicated its intention to deal with these groups in a fair and responsible manner. They have an important voice and role in this process. Creditors with claims that are proposed to be compromised by the CCAA plan have the right to vote on the plan that will be put to them for their approval. If we agree with our unions to change our contractual arrangements, the union membership will have a right to vote on those changes before the collective bargaining agreements can be changed. In approaching these discussions the Corporation recognizes and regrets the impact the Court-supervised restructuring has had on all constituencies. This recognition is only offset by the belief that a successful restructuring offers the prospect of greater benefit than any other available alternative. We believe Stelco can emerge as a strong industry player. It will require the support of all stakeholders.

Commitment and communication

The Corporation has made it clear from the outset that no single group has been or will be targeted to bear the full burden of the measures required to achieve a successful restructuring. And no single solution has been identified or proposed as the sole means of lowering Stelco's overall cost structure. Every aspect of the business will be examined in the effort to reduce overall costs, improve productivity, focus on key operations and value-added products, and become more competitive.

The Board and the senior management team realize the uncertainty and concern associated with a Court-supervised restructuring. In approaching this process the Corporation has made clear its commitment to open and ongoing communication with its constituencies. It is important that all constituents are fully informed of the current challenges, the prospects going forward, and the measures that have to be taken. There is a clear determination to share this information and to work constructively with all constituents to achieve a common goal – a viable Stelco that can provide good, well-paying jobs, pensions and benefits for its retirees, returns to investors, and that can contribute to the communities in which it operates.

Focus on the future

The goal, therefore, is to bring Stelco back, not to wind it up. The focus is on the future, not the past. The Corporation brings a number of strengths to this process. It has some of the best facilities in North America, a reputation for quality, a dedicated and skilled workforce, and the loyalty of its customers and suppliers. Other companies have emerged successfully from their own Court-supervised restructuring process and we expect to do the same.

A number of constituents have been consistent in stating their understanding of the challenges facing the Corporation, their belief that the restructuring process must succeed, and their offers of assistance. These and other supportive comments and actions are greatly appreciated.

Special thanks and recognition are owed the men and women of Stelco, be they active employees or retirees. We realize and share in the disappointment and uncertainty they have experienced with the initiation of our restructuring process. We thank them for the way in which they have responded to this situation by continuing to do their jobs safely and well throughout this period. And we repeat our commitment to secure a successful restructuring for them and for every other constituency of this great organization.



Courtney Pratt
President and Chief Executive Officer



Richard Drouin
Chairman

STELCO BUSINESS SEGMENTS

1. Integrated Steel

Company	Products	Net Sales/Shipments							Employees	% owned	Major Markets
Stelco Hamilton[1] Hamilton, Ontario	Hot rolled, cold rolled, and coated sheet, bar and rod	Millions of $	**2001**	1,322	**2002**	1,504	**2003**	1,309	4,727	100	Automotive, steel service centres, appliances, energy, construction, pipe and tube, and wire and wire products
		Thousands of tons	**2001**	2,307	**2002**	2,424	**2003**	2,137			
Stelco Lake Erie[1] Nanticoke, Ontario	Hot rolled sheet	Millions of $	**2001**	1,010	**2002**	1,121	**2003**	1,066	1,422	100	Automotive, pipe and tube, energy, and steel service centres
		Thousands of tons	**2001**	2,350	**2002**	2,384	**2003**	2,294			
CHT Steel Company Inc.[1][2] Richmond Hill, Ontario	Heat treatment of plate	Millions of $	**2001**	5	**2002**	5	**2003**	4	22	100	Construction, pressure vessel, shipbuilding, and mining
Stelco USA, Inc. Troy, Michigan	Processing, warehousing, and sale of steel products	Millions of $	**2001**	38	**2002**	61	**2003**	39	2	100	Automotive
Z-Line Company Hamilton, Ontario	Zinc coating of cold rolled steel	Millions of $	**2001**	43	**2002**	45	**2003**	44	–	60	Automotive and construction
Baycoat Hamilton, Ontario	Application of paint finishes to rolled steel coils	Millions of $	**2001**	81	**2002**	81	**2003**	82	229	50	Construction, agricultural, transportation, appliances, and consumer products
Chisholm Coal Company[3] Kentucky	Metallurgical coal	Millions of U.S.$	**2001**	22	**2002**	8	**2003**	–	3	100	Steel manufacturing and utilities
Wabush Mines Newfoundland and Quebec	Iron ore	Millions of $	**2001**	228	**2002**	223	**2003**	254	712	45	Steel manufacturing
Hibbing Mine Minnesota	Iron ore	Millions of U.S.$	**2001**	235	**2002**	298	**2003**	312	715	15	Steel manufacturing
Eveleth Mines L.L.C.[4] Minnesota	Iron ore	Millions of U.S.$	**2001**	151	**2002**	141	**2003**	15	–	–	Steel manufacturing
Tilden Mining Company L.C. Michigan	Iron ore	Millions of U.S.$	**2001**	250	**2002**	308	**2003**	276	714	15	Steel manufacturing

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.

(1) Under creditor protection as of January 29, 2004.

(2) The closure of CHT Steel Company Inc. was announced on February 18, 2004.

(3) Chisholm Coal Company ceased operations in May 2002 when coal reserves became fully depleted.

(4) Eveleth Mines filed for protection under Chapter 11 of the U.S. Bankruptcy Code on May 1, 2003. Assets of the mine were sold to United Taconite LLC in December 2003.

2. Mini-mill

Company	Products	Net Sales/Shipments								Employees	% owned	Major Markets
Norambar Inc.[1] Contrecoeur, Quebec	Billets, special quality bar products, reinforcing bars, and merchant bars	Millions of $	**2001**	195	**2002**	124	**2003**	192		414	100	Automotive, construction, mining, transportation, and steel service centres
		Thousands of tons	**2001**	566	**2002**	345	**2003**	514				
AltaSteel Ltd. Edmonton, Alberta	Special quality bars, merchant bars, and grinding rods	Millions of $	**2001**	117	**2002**	133	**2003**	137		377	100	Mining, manufacturing, energy, construction, and steel service centres
		Thousands of tons	**2001**	229	**2002**	252	**2003**	277				
Fers et Métaux Recyclés Ltée[2] Quebec and New Brunswick	Scrap processing	Millions of $	**2001**	40	**2002**	25	**2003**	28		41	100	Steel manufacturing and non-ferrous refining and processing
GenAlta Recycling Inc. Edmonton, Alberta	Scrap processing	Millions of $	**2001**	6	**2002**	5	**2003**	8		5	50	Steel manufacturing and non-ferrous refining and processing

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.
(1) Stelco-McMaster Ltée was renamed Norambar Inc. effective January 21, 2004.
(2) Stelco-McMaster Ltée acquired the remaining 50% of the outstanding shares of Fers et Métaux on December 20, 2003.

3. Manufactured Products

Company	Products	Net Sales/Shipments							Employees	% owned	Major Markets
Stelwire Ltd.[1] Hamilton, Ontario	Wire and nails	Millions of $	**2001**	111	**2002**	141	**2003**	125	410	100	Automotive, agricultural, construction, and general manufacturing
		Thousands of tons	**2001**	135	**2002**	170	**2003**	153			
Stelfil Ltée Lachine, Quebec	Wire and wire products	Millions of $	**2001**	79	**2002**	67	**2003**	61	274	100	Construction, telecommunications, hydro transmission, recycling, and general manufacturing
		Thousands of tons	**2001**	82	**2002**	74	**2003**	74			
Stelpipe Ltd.[1] Welland, Ontario	Tubular products ranging in diameter from 0.5 inches to 8.625 inches	Millions of $	**2001**	135	**2002**	138	**2003**	149	495	100	Plumbing and heating, energy, construction, automotive, and mining
		Thousands of tons	**2001**	160	**2002**	151	**2003**	161			
Welland Pipe Ltd.[1][2] Welland, Ontario	Large-diameter transmission pipe for the oil and gas industry	Millions of $	**2001**	49	**2002**	28	**2003**	–	–	100	Oil and gas transmission
		Thousands of tons	**2001**	38	**2002**	27	**2003**	–			
Camrose Pipe Company Camrose, Alberta	Large-diameter transmission pipe for the oil and gas industry	Millions of $	**2001**	72	**2002**	53	**2003**	49	95	40	Oil and gas collection and transmission
		Thousands of tons	**2001**	76	**2002**	35	**2003**	57			
MOLY-COP Canada Kamloops, B.C.	Forged grinding balls for the mining and mineral industry	Millions of $	**2001**	67	**2002**	71	**2003**	79	53	50	Mining and minerals
		Thousands of tons	**2001**	106	**2002**	105	**2003**	116			
D.C. Chrome Limited Stoney Creek, Ontario	Metal plating and finishing	Millions of $	**2001**	3	**2002**	3	**2003**	3	21	50	Steel mill services

Net sales include inter-unit transactions at market prices. For entities in which the Corporation has an ownership interest less than 100%, net sales represent 100% of the business activity of these entities.
(1) Under creditor protection as of January 29, 2004.
(2) Welland Pipe Ltd. was closed on March 7, 2003.

MANAGEMENT'S DISCUSSION & ANALYSIS

The purpose of this Management's Discussion and Analysis (MD&A) is to provide Stelco management's commentary on the Corporation's financial situation and future prospects. The discussion focuses on the Corporation's three reportable segments: Integrated Steel, Mini-mill, and Manufactured Products. This discussion of the Corporation's business may include forward-looking information with respect to the Corporation, including its business and operations and strategies, as well as its financial performance and condition. Such statements can generally be identified by the use of forward-looking words such as, "may," "will," "expect," or similar variations. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the risk factors discussed in this MD&A, which should be read in conjunction with the Consolidated Financial Statements contained in this report, as well as the risks associated with the restructuring process referred to below. Actual results may differ from expected results.

Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The order may be amended throughout the CCAA proceedings on motions from Stelco Inc., its creditors, and other interested stakeholders. On the same date, Stelco Inc. made a concurrent petition for recognition of the CCAA order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The Canadian proceedings include Stelco Inc. and its wholly owned subsidiaries, Stelwire Ltd. (Stelwire), Stelpipe Ltd. (Stelpipe), CHT Steel Company Inc. (CHT Steel), and Welland Pipe Ltd. (Welland Pipe), which are collectively referred to as the "Applicants". The U.S. proceedings include Stelco Inc., Stelwire, and Stelpipe. Welland Pipe was closed on March 7, 2003 (see Note 4). The Corporation's other subsidiaries and joint ventures are not included in the proceedings. During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. (the "Monitor") has been appointed by the Court as Monitor in the Canadian proceedings and will be reporting to the Court from time to time on the Applicants' cash flow and other developments during the proceedings.

The Canadian Court order and the U.S. proceedings have provided for an initial stay period of 30 days, which has subsequently been extended to May 28, 2004, and potentially to such later dates as the Court may order. The purpose of the Initial Order and stay of proceedings is to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors.

The Corporation is in the process of developing its revised business plan which will serve as the basis for discussions with stakeholders. During the proceedings, the Corporation will seek input from its creditors, labour unions, and other stakeholders, with a view to developing a comprehensive restructuring plan to return the Corporation to viability. The restructuring plan will likely include strategic, operational, financial, and corporate elements. As part of the restructuring plan, a formal CCAA plan of arrangement (the "Plan") will be prepared and submitted to affected creditors, who will vote on the Plan, and to the Court for approval. Under the CCAA plan of arrangement, claims against the Applicants will be divided into classes, and each class will vote on the Plan as it pertains to that class. No determinations or rulings have been made to date as to the classification of affected creditors.

On February 13, 2004, certain locals of the United Steelworkers of America ("USWA") brought a motion seeking to rescind the Initial Order and dismiss the application of the Applicants for access to the protection of the CCAA on the basis that the Applicants were not insolvent. The Court dismissed the motion pursuant to written reasons released on March 22, 2004. On March 29, 2004, the USWA served a Notice of Motion seeking leave to appeal of the decision. Pursuant to an order of the Court of Appeal, expediting the motion, the Court of Appeal will consider the motion for leave to appeal during the week of May 3, 2004.

The CCAA proceedings have triggered defaults under substantially all debt obligations of the Applicants (see Note 12). The Order generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Order grants the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and capital, provided or supplied after the date of the Order; rent payments under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

The Corporation plans to apply to the Court to extend the stay period beyond May 28, 2004, in order to obtain further time to consult with stakeholders and develop its Plan. Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present its Plan, or should the USWA motion to rescind the Initial Order be successful, or should the Plan not be accepted by the affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations will then be due and payable immediately, or subject to acceleration creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants' assets.

An Accommodation Agreement, which provides for the continued access to the Applicants' $350 million credit facility, and a $75 million Debtor-In-Possession (DIP) Credit Agreement were finalized subsequent to year-end. Further information regarding terms of these agreements is contained in Note 1 to the Consolidated Financial Statements.

Financial and Operational Summary

Stelco Inc.

(Under Creditor Protection as of January 29, 2004 – Note 1)**

Years ended December 31 ($ in millions, except as indicated *)	**2003**	**2002**	**Favourable (Unfavourable)**
		Restated (Notes 3 and 4**)	
Net sales	$ 2,740	$ 2,755	$ (15)
Costs	2,833	2,576	(257)
Write-down of plate mill assets (Note 10**)	87	–	(87)
Amortization of property, plant, and equipment	132	138	6
Amortization of intangible assets	1	–	(1)
Operating earnings (loss)	(313)	41	(354)
Financial expense			
Interest on long-term debt	(40)	(43)	3
Other interest – net	(12)	(5)	(7)
Loss before income tax from continuing operations	(365)	(7)	(358)
Income tax expense (recovery)			
Current	(6)	14	20
Future	(79)	(16)	63
Future income tax asset valuation allowance (Note 5**)	304	–	(304)
Impact of income tax rate changes (Note 5**)	(28)	(8)	20
Net earnings (loss) from continuing operations	(556)	3	(559)
Net loss from discontinued operations (Note 4**)	(7)	(2)	(5)
Net earnings (loss)	$ (563)	$ 1	$ (564)
Loss per common share from continuing operations	*$ (5.54)	*$ (0.07)	*$ (5.47)
Loss per common share	*$ (5.61)	*$ (0.09)	*$ (5.52)
Average revenue per ton	*$ 559	*$ 592	*$ (33)
Cost per ton	*$ 578	*$ 554	*$ (24)
Semi-finished steel production (thousands of net tons)	5,135	5,149	(14)
Shipments (thousands of net tons)	4,902	4,653	249
Increase in net short-term debt (bank indebtedness less cash and cash equivalents)	114	43	(71)

**Refer to the Notes to the Consolidated Financial Statements


Net Earnings (Loss)
($ in millions)
107
4
(178)
1
(563)
99 00 01 02* 03
Net Sales
($ in millions)
3,101
2,837
2,561
2,755
2,740
99 00 01 02* 03

*2002 restated – see Notes 3 and 4 to the Consolidated Financial Statements

2003 was a difficult year for the Corporation and the steel industry. The Corporation has incurred significant operating and cash losses in 2003. The Corporation believes that it will exhaust available sources of liquidity consistent with the projections at the time of the CCAA filing.

Costs have risen dramatically for inputs such as natural gas and electricity and raw materials, such as coal, coke, and scrap. The cost of employee future benefits – pensions and health care – are also increasing due to improved pension benefits negotiated in contracts with unionized employees, increasing health care costs, lower returns on pension plan assets, and the effect of lower interest rates on the discount factors used to determine the Corporation's liabilities under the pension and other benefit plans.

Global steelmaking overcapacity has exerted downward pressure on selling prices due to significant and continued import penetration of the Canadian market by steel products offered, in management's opinion, at unfairly low prices over the last several years. The appreciation in the value of the Canadian dollar during 2003 has further negatively affected selling prices. Selling prices have strengthened in the early part of 2004, due in part to increased demand, particularly in China. However, the Corporation believes that these price increases are not sustainable and therefore are not expected to be sufficient to offset growing cost issues. Several North American steel producers have emerged from Court-supervised bankruptcy protection with a cost structure that is more competitive than that of the Corporation. The Corporation cannot compete effectively in this new environment unless it takes steps to reduce its liabilities and lower its overall costs.

In addition, the Corporation requires additional funding to complete strategically critical capital projects at its Hamilton and Lake Erie business units. The Corporation is unable to raise additional funds to complete these projects.

As a result of the above, the Corporation concluded it had a serious viability issue and that it did not and will not have the liquidity needed to operate without a Court-supervised restructuring. Failure to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court will result in substantially all debt obligations being due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Applicants' assets.

Stelco Inc. has initiated an extensive strategic review of all operations, and is developing a plan that, if approved, is expected to lead to long-term stability. This review involves: comparing our cost base to our competitors, examining our market position and various product lines, and assessing our assets, operating strengths and weaknesses. This review continues as part of the plan development.

For the year 2003, the net loss was $563 million versus restated net earnings of $1 million in 2002. Effective January 1, 2003, the Corporation changed its method of accounting for the cost of blast furnace relines with restatement of


Customer Sales by Segment
2003
14% Manufactured Products
10% Mini-mill
76% Integrated Steel
Net Sales by Product
2003
5% Other
1% Plate
7% Wire Products
6% Pipe and Tubular
17% Rod and Bar
35% Hot Rolled
29% Cold Rolled/Coated

prior periods (see Note 3 to the Consolidated Financial Statements). In fourth quarter 2003, the Corporation recorded transactions that had significant non-cash effects on earnings: a write-down of assets at the Stelco Hamilton plate mill and a valuation allowance against the value of future income tax assets.

Average revenue per ton decreased in 2003 compared with 2002 due to:

- the significant appreciation of the Canadian dollar relative to the U.S. currency
- lower selling prices due to weak market demand
- a lower-value-added mix of sales due to increased slab, billet, hot rolled, and Norambar (formerly Stelco-McMaster Ltée) bar sales

Cost per ton was higher in 2003 versus the previous year mainly due to:

- higher input costs, particularly natural gas and scrap
- reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels
- higher pension and health care expense
- a power outage in August

The above cost increases were partially offset by:

- a lower-value-added mix of sales due to increased slab, billet, hot rolled, and Norambar bar sales
- production recommencing at Norambar after a strike in 2002
- cost reduction initiatives that included productivity and yield improvements primarily at the Integrated Steel segment
- a $13 million property tax settlement at Stelco Hamilton

Annual 2003 semi-finished steel production of 5,135,000 tons was similar to 2002. Increased production at Norambar after the strike in 2002 was offset by reduced production in the first half of 2003 at the Integrated Steel segment, due to weak market conditions and planned steel inventory reductions.

Amortization of property, plant, and equipment in 2003 was $6 million less than 2002 as some assets became fully amortized in 2002. Amortization of the cost of the Corporation's enterprise resource (ERP) systems began in 2003 when portions of the system went into operation.



Steel Shipments
(thousands of net tons)
4,862
4,684
4,690
4,653
4,902
99
00
01
02*
03
Production of Semi-Finished Steel
(thousands of net tons)
5,217
5,594
4,959
5,149
5,135
99
00
01
02
03

*2002 restated – see Note 4 to the Consolidated Financial Statements

Financial expense

Interest on long-term debt was lower in 2003 primarily due to the final payment on the 10.2% serial note payable in May 2003, and the repayment in July 2002 of the debt associated with PCI-Hilton Corporation. Other interest was higher than 2002 reflecting higher levels of bank indebtedness experienced in 2003.

At year-end, the Corporation's bank indebtedness net of cash and cash equivalents was $192 million compared with $78 million at the end of 2002. The increase of $114 million was primarily due to the operating loss, required long-term debt repayments, and capital expenditures.

Write-down of plate mill assets

The plate mill at Stelco Hamilton was temporarily idled in April 2003. In fourth quarter 2003, as part of the strategic business review, the Corporation concluded that the plate mill did not fit within its long-term strategic direction due to lack of competitiveness with commodity grades and reduced market for high-quality products. A non-cash write-down of approximately $87 million (representing the net book value) has been reflected in the Consolidated Statement of Earnings (Loss) as a separate line item.

Future income tax

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income tax assets, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future income tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

While the Corporation's subsidiaries recognize tax assets where appropriate, a future income tax asset valuation allowance of $304 million was recorded in fourth quarter 2003 to reduce the consolidated net future income tax asset. The unrecognized tax benefit remains available for use in the future. A portion of the income tax benefit may be utilized as a consequence of the reduction or elimination of liabilities arising out of the restructuring process as outlined in Note 1 to the Consolidated Financial Statements. Further future income tax details are contained in Note 5 to the Consolidated Financial Statements.

Selected Annual Information

(in millions except as indicated *) (Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)	2003	2002**	2001**
Net sales	$ 2,740	$ 2,755	$ 2,512
Net earnings (loss) from continuing operations	$ (556)	$ 3	$ (170)
Net earnings (loss)	$ (563)	$ 1	$ (175)
Loss from continuing operations per common share – basic and fully diluted†	*$ (5.54)	*$ (0.07)	*$ (1.67)
Net loss per common share – basic and fully diluted†	*$ (5.61)	*$ (0.09)	*$ (1.71)
Total assets	$ 2,442	$ 2,981	$ 2,877
Net short-term debt (bank indebtedness net of cash and cash equivalents)	$ 192	$ 78	$ 35
Long-term debt	$ 445	$ 473	$ 527
Net debt	$ 637	$ 551	$ 562

**Restated – see Notes 3 and 4 to the Consolidated Financial Statements

†Earnings (loss) per common share for the year is calculated using the weighted average number of common shares for the year (see Note 15 (d) to the Consolidated Financial Statements).

When compared to 2000, net sales in 2001 were negatively impacted by a significantly lower average revenue per ton primarily as a result of a less favourable mix of products sold due to a lower level of activity in prime manufacturing markets such as automotive.

Cost per ton improved in 2001 versus 2000 mainly due to:

- various cost reduction initiatives
- an after-tax $14 million favourable legal settlement involving one of the Corporation's U.S. subsidiaries

The above cost decreases were partially offset by:

- lower semi-finished steel production
- higher average natural gas prices
- depreciation of the Canadian dollar relative to the U.S. currency

When compared with 2001, 2002 was a year of significant recovery in the North American steel market. Demand improved in the consumer segments of the market, led by the automotive industry, which increased its North American vehicle build to 16.4 million units (see table on page 13), up 6% from 2001. The residential housing and appliance markets were also strong. However, steel demand in the capital goods sector and oil and gas industry remained weak throughout 2002. An improved North American steel supply/demand balance, as a result of reduced U.S. mill output and import constraints with the U.S. 201 tariff imposition, supported significant spot market price recovery from the 20-year lows in 2001. Net sales and average revenue per ton improved in 2002 over 2001 due to higher selling prices and a higher-value-added mix of sales. The strike at Norambar had a negative impact on net sales.

Cost per ton increased slightly in 2002 mainly due to:

- a higher-value-added mix of sales
- the Norambar strike
- higher input costs, particularly electricity and scrap
- higher pension and health care costs

The above cost increases were partially offset by:

- lower natural gas prices
- quality and productivity improvements
- cost reduction initiatives

In 2003, as compared with 2002, the market was subjected to rapid revenue per ton changes with prices deteriorating and then increasing late in the year. Factors negatively affecting average revenue per ton included:

- lower selling prices due to weak market demand
- a lower-value-added mix of sales due to increased slab, billet, hot rolled, and Norambar bar sales
- the significant appreciation of the Canadian dollar relative to the U.S. currency

Cost per ton increased in 2003 over 2002 primarily due to:

- higher input costs, particularly natural gas and scrap
- reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels
- higher pension and health care expense
- a power outage in August

The above cost increases were partially offset by:

- a lower-value-added mix of sales due to increased slab, billet, hot rolled, and Norambar bar sales
- production recommencing at Normabar after the strike in 2002
- cost reduction initiatives that included productivity and yield improvements primarily at the Integrated Steel segment
- a $13 million property tax settlement at Stelco Hamilton

In addition, in the fourth quarter 2003, the Corporation recorded transactions that had significant non-cash effects on earnings: a write-down of assets at the Stelco Hamilton plate mill and a valuation allowance against the value of future income tax assets (see Notes 5 and 10 to the Consolidated Financial Statements).

Over the three-year period, total assets have decreased mainly due to:

- recording of valuation allowances against future income tax assets in 2003
- write-down of the Stelco Hamilton plate mill assets in 2003
- decreased inventories over the period, principally in 2003
- amortization of plant, property, and equipment being greater than spending on new assets

Long-term debt decreased due to repayments exceeding new borrowings. However, this was more than offset by increases in net short-term debt (bank indebtedness net of cash and cash equivalents).

Quarterly Comparison

(in millions, except as indicated *) (Under Creditor Protection as of January 29, 2004 – see Note 1 to the Consolidated Financial Statements)		2003	2003	2003	2003	2002**	2002**	2002**	2002**
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net sales	$	693	700	650	697	638	755	680	682
Operating earnings (loss)	$	(35)	(93)	(47)	(138)	(29)	23	21	26
Net earnings (loss) from continuing operations	$	(38)	(82)	(41)	(395)	(29)	7	7	18
Net earnings (loss)	$	(44)	(82)	(42)	(395)	(31)	6	6	20
Earnings (loss) from continuing operations per common share – basic and fully diluted†	*$	(0.40)	(0.83)	(0.43)	(3.89)	(0.31)	0.04	0.05	0.15
Net earnings (loss) per common share – basic and fully diluted†	*$	(0.45)	(0.83)	(0.44)	(3.89)	(0.32)	0.03	0.03	0.17

**Restated – see Notes 3 and 4 to the Consolidated Financial Statements

†Earnings (loss) per common share is calculated using the weighted average number of common shares outstanding during the quarter

For 2002, first quarter spot market prices were depressed primarily as a result of high levels of low-priced imports. Selling prices started to increase in the second quarter due to stronger demand, particularly from consumer markets: automotive, housing, and appliances. Average revenue per ton continued to increase in the second half of 2002 primarily due to higher selling prices and a higher-value-added mix of sales. However, net sales and shipments for the second half of 2002 were negatively impacted by the effects of a strike at Norambar.

Steel market demand was weak in the first half of 2003 as a result of:

- the sluggish economy
- high level of steel imports, including increased supply from U.S. producers

As well, the significant appreciation of the Canadian dollar in 2003 adversely affected average revenue per ton. Selling prices began to recover in fourth quarter 2003, as demand increased.

In the first half of 2002, cost per ton improved primarily due to:

- the increased production of semi-finished steel
- improved quality and productivity at the Integrated Steel segment
- reduced natural gas prices

Cost per ton increased in the second half of 2002 mainly due to:

- a higher-value-added mix of sales
- higher natural gas prices
- higher pension and benefit costs at Stelco Hamilton
- the strike at Norambar
- unplanned outages at Stelco Hamilton's "E" blast furnace, which curtailed steelmaking

Cost per ton continued to increase in the first half of 2003 mainly due to:

- the negative impact of reduced production levels at the Integrated Steel segment
- higher costs of natural gas and scrap
- higher labour, pension and benefit costs

In the second half of 2003, cost per ton improved mainly due to:

- the positive impact of various cost reduction initiatives
- increased production levels
- a $13 million property tax settlement at Stelco Hamilton

As previously indicated, significant non-cash adjustments were recorded in fourth quarter 2003 relating to future income taxes and the Stelco Hamilton plate mill.

Segmented Information

Stelco's three reportable segments are Integrated Steel, Mini-mill, and Manufactured Products.

Integrated Steel segment

The Integrated Steel segment of the Corporation comprises those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie integrated steel plants and their raw materials properties. The primary markets served by this segment are automotive, transportation, construction, manufacturing, pipe and tubular manufacturers, steel service centres, and steel fabricators. The segment provides a significant quantity of steel required by Stelco's Manufactured Products segment.

Effective January 1, 2003, Stelco Inc. announced a realignment of its two integrated steel operations located in Hamilton, Ontario, and Nanticoke, Ontario, into one business named Stelco Integrated Steel Business. It consists of Stelco's two integrated steel plants, Stelco Hamilton (formerly Hilton Works), and Stelco Lake Erie (formerly Lake Erie Steel Company).

Integrated Steel ($ in millions, except at indicated *)	2003	2002 **	Favourable (Unfavourable)
Net sales	$ 2,233	$ 2,336	$ (103)
Costs	2,327	2,177	(150)
Write-down of plate mill assets	87	–	(87)
Amortization of property, plant, and equipment	120	126	6
Operating earnings (loss)	(301)	33	(334)
Shipments (thousands of net tons)	4,158	4,126	32
Average revenue per ton	*$ 537	*$ 566	*$ (29)
Cost per ton	*$ 560	*$ 528	*$ (32)
Semi-finished steel production (thousands of net tons)			
Stelco Hamilton	1,921	1,921	–
Stelco Lake Erie	2,364	2,594	(230)
Total Semi-finished steel production	4,285	4,515	(230)

**Restated – see Note 3 to the Consolidated Financial Statements

Net sales

North American demand for steel products sold by this segment were similar to levels experienced in 2002. Apparent Canadian steel consumption decreased by approximately 1% to 17.2 million tons compared with 17.4 million tons in 2002. In 2003, prices deteriorated rapidly due to low-priced offshore offerings, continued worldwide steel overcapacity and a growing number of reorganized U.S. steel mills that have emerged from creditor protection in 2003 with lower cost structures. Prices began to increase at the end of 2003, largely due to increasing demand from China. The 4% decrease in net sales was due to lower average selling prices and a lower-valued-mix of sales with increased slab and billet sales and a decrease in plate sales.

Stelco Integrated Steel's proportion of contract business, principally with automotive customers, increased in 2003 and 2004. Contract business provides relatively stable pricing compared with spot market business during market cycles. It is also more resistant to incursions from commodity imports and provides more stable loads for the mills, allowing better production scheduling. Contract business often requires a higher level of finished goods inventory. Most contracts are renewed on December 31 and have a term of one year.

Apparent Canadian Steel Consumption
(millions of net tons)



18.0
19.6
16.7
17.4
17.2
99
00
01
02
03

Primary source: *Statistics Canada Monthly Primary Steel Report*

North American Automotive Production
(millions of units)



17.0
17.2
15.5
16.4
16.2
99
00
01
02
03

Primary source: *Ward's Automotive*

Spot market business is characterized by fluctuating prices based on market conditions. During cyclical downturns in the industry, spot market business is highly exposed to rapid deterioration in pricing. Similarly, rapid price increases can occur in a strong market. The spot market price for commodity hot rolled steel has historically been set by the low-cost U.S. mini-mill producer. Pipe and tube customers and the steel service centres generally purchase on the basis of price and, therefore, are the largest customer markets sensitive to spot market pricing.

Production and costs

Cost per ton was higher in 2003 versus 2002 mainly due to:

- higher input costs, particularly natural gas and scrap
- reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels
- higher pension and health care expense
- a power outage in August

The above cost increases were partially offset by:

- a lower-value-added mix of sales due to increased slab, billet, hot rolled, and Norambar bar sales
- production at Norambar recommencing after the strike in 2002
- cost reduction initiatives that include productivity and yield improvements
- a $13 million property tax settlement at Stelco Hamilton

Equipment issues

The Lake Erie hot strip mill rougher motors failed in 2002 and were repaired pending their replacement as part of the Phase II hot strip mill upgrade. This equipment is being monitored regularly and there is no sign of deterioration, however, there is risk that the motors may fail again in the future. A failure of the rougher motors could result in an outage of between 10 to 40 days in order to implement another repair and would seriously impact Stelco's liquidity. In order to mitigate the impact of a possible failure, spare components for the existing motors are being sourced with delivery expected by early 2005. Additionally, the Corporation maintains insurance that applies to the motors that is expected to respond to a major loss in excess of approximately $13 million. While Stelco does maintain this insurance, there could well be delays in accessing insurance proceeds which, coupled with high deductibles, could have an adverse impact on the Corporation should there be a major failure. The cost to replace the motors is estimated to be $65 million and replacement will take approximately 15 months to engineer, order, and complete installation. New financing, which is not available under CCAA, is required to fund this expenditure.

Facilities/competitiveness

The Stelco Hamilton plant is not competitive as measured by cost per ton of hot rolled steel with either reorganized U.S. integrated mills, Canadian integrated mills, or U.S. mini-mills.

The Stelco Hamilton 56-inch mill is uncompetitive as a result of its high conversion cost and its width, coil weight, and quality limitations. The 56-inch hot strip mill will be closed if Phase II of the Lake Erie hot strip mill upgrade is completed.

Two pickle lines operate in Hamilton to supply the cold rolling and coating operations. In addition, approximately 270,000 tons per year of steel are pickled externally. The Hamilton pickle lines have significant operational issues related to reliability, conversion cost, and product quality. The cost of external pickling, however, is relatively expensive. Ultimately, Stelco will need to replace the Hamilton pickle lines or continue to outsource the pickling.

The plate mill at Stelco Hamilton was temporarily idled in April 2003. In fourth quarter 2003, as part of the strategic business review, the Corporation concluded that the plate mill did not fit within its long-term strategic direction due to lack of competitiveness with commodity grades and reduced market for high-quality products. A non-cash write-down of approximately $87 million (representing the net book value) has been reflected in the Consolidated Statement of Earnings (Loss) as a separate line item.

The historic comparative advantages of the Lake Erie plant in hot rolled cost per ton have been eliminated because of the cost savings achieved by reorganized U.S. integrated steel mills and the appreciation of the Canadian dollar.

Labour matters

The Stelco Lake Erie labour contract expires on July 31, 2004. Lake Erie's automotive customers may request Stelco to build additional finished goods inventory of up to 100,000 tons, in advance of union contract negotiations. An inventory build of this magnitude would create a significant liquidity risk (see Labour matters on page 18).

The Corporation has a 44.6% interest in the Wabush Mines, a Canadian iron ore property, which is a major supplier of iron ore pellets to the Integrated Steel operations. The Wabush labour contract expired on March 1, 2004, and the mine has continued normal operations during ongoing negotiations.

Mini-mill segment

The Mini-mill segment of the Corporation includes Norambar Inc. and AltaSteel Ltd. located in Contrecoeur, Quebec, and Edmonton, Alberta, respectively. These wholly owned subsidiaries comprise electric arc steelmaking, billet casting, and bar rolling facilities, and have combined steelmaking capacity of approximately 1,000,000 tons. This segment also includes the respective mini-mills' metal recyclers, 100%-owned Fers et Métaux Recyclés Ltée and 50%-owned GenAlta Recycling Inc. The primary markets served by this segment are automotive, construction, oil and gas, mining, manufacturing, and steel service centres.

On December 20, 2003, Norambar acquired the remaining 50% of the outstanding shares of Fers et Métaux for $0.3 million in cash. Norambar recorded a gain of $2.1 million on the transaction based on the fair value assigned to the acquired net assets. This gain was included in Costs.

Mini-mill **($ in millions, except as indicated *)**		**2003**		**2002**		**Favourable (Unfavourable)**
Net sales	$	331	$	257	$	74
Costs		316		235		(81)
Amortization of property, plant, and equipment		9		8		(1)
Operating earnings		6		14		(8)
Shipments (thousands of net tons)		791		597		194
Average revenue per ton	*$	418	*$	430	*$	(12)
Cost per ton	*$	399	*$	394	*$	(5)
Semi-finished steel production (thousands of net tons)						
Norambar Inc.		551		354		197
AltaSteel Ltd.		300		280		20
Total Semi-finished steel production		851		634		217

A strike that began at Norambar August 1, 2002, ended on January 6, 2003 with the ratification of a new five-year labour agreement that will expire July 31, 2007.

The increase in net sales and shipments for 2003 was primarily due to Norambar resuming operations after the strike in 2002 and increases in shipments at AltaSteel as capacity increases from its new in-line bar mill were realized.

Average revenue per ton decreased in 2003 mainly due to increased lower-value-added mix of sales brought about by Norambar's return to operations and the negative impact of the significant appreciation of the Canadian dollar.

For the year, segment operating earnings were $6 million compared with $14 million for 2002. The change for the year was mainly due to higher energy and scrap costs and a lower average revenue per ton, partially offset by Norambar's return to operations.

Over 50% of AltaSteel's production is shipped to customers in the mining sector, which is subject to cyclical fluctuations.

The diversion of scrap, particularly to China, may create local shortages and impact production and costs.

The current collective agreement at AltaSteel expires on July 31, 2004 (see Labour matters on page 18).

Manufactured Products segment

The Manufactured Products segment of the Corporation includes business units, both wholly and partially owned, involved in the manufacturing of steel products. Products manufactured by units in this segment include a wide variety of wire and wire products, small- and large-diameter pipe and tubular products, and grinding balls.

Financial information for Welland Pipe Ltd. has been excluded from this segment for 2003 and 2002 (see Note 4 to the Consolidated Financial Statements).

Manufactured Products ($ in millions, except as indicated *)		2003		2002**		Favourable (Unfavourable)
Net sales	$	392	$	400	$	(8)
Costs		406		402		(4)
Amortization of property, plant, and equipment		4		4		–
Operating (loss)		(18)		(6)		(12)
Shipments (thousands of net tons)		465		459		6
Average revenue per ton	*$	843	*$	871	*$	(28)
Cost per ton	*$	873	*$	876	*$	3

**Restated – see Note 4 to the Consolidated Financial Statements

On March 7, 2003, the Corporation permanently closed its wholly owned subsidiary Welland Pipe Ltd., a manufacturer of large-diameter pipe located in Welland, Ontario. The decision to permanently close the facility was based on a lack of order prospects.

The decrease in net sales was primarily due to weak market conditions at the wire business units partially offset by an increase in small-diameter pipe sales particularly to the automotive and mining sectors.

The segment operating loss was $18 million in 2003 compared with a loss of $6 million for 2002. The change was primarily due to weak market conditions for standard pipe and wire products, and lower selling prices that were impacted by the significant appreciation of the Canadian dollar.

Stelfil ratified a new labour agreement effective August 1, 2003, for a four-year term.

The current collective agreement at Stelpipe expires on September 30, 2004 (see Labour matters on page 18).

Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures participate in a number of employee future benefit arrangements (principally providing pension and health care benefits) in Canada and the United States. These benefits represent a substantial cost to the Corporation. In 2003, a total of $196 million was charged to Costs in the Consolidated Statement of Earnings (Loss), representing approximately $40 per ton shipped (7% of Costs). As indicated in Note 2 to the Consolidated Financial Statements "Summary of Significant Accounting Policies" regarding Employee Future Benefits, these plans are primarily of a defined benefits nature. As a result, complex actuarial and accounting rules are used to determine the expense to be recorded for the year and the accrued benefit obligation as at each measurement date, which corresponds to the year-end date, for the Corporation's principal defined benefit plans.

To arrive at the cost of employee future benefits to be recognized in the financial statements, management is required to review and update various actuarial assumptions each year, based on a going concern concept. These assumptions include investment yields, discount rates, salary escalation, health care cost trends, retirement age, and other factors. The trend over the last few years has been towards lower investment yields, discount rates, and retirement ages. Coupled with benefit increases in labour contract settlements and escalating health care costs, these trends have generally resulted in increased liabilities and expense. Management consults certain outside advisors, including actuaries, in determining these factors in order to ensure that the assumptions chosen are reasonable and comparable to other large organizations. The assumptions used to calculate the 2003 year-end obligation do not impact the 2003 expense but will impact 2004 expense as described later in this section.

The obligations and costs incurred, based on these assumptions, are displayed in the tables and narrative contained in Note 18 to the Consolidated Financial Statements. As further outlined in Note 18, several adjustments are made to the costs incurred to arrive at the costs recognized in accordance with Canadian generally accepted accounting principles. These adjustments are intended to recognize the long-term nature of employee future benefits and reduce short-term volatility in the costs recognized.

Assumptions used for Welland Pipe Ltd., which was permanently closed in March 2003, are specific to the situation for that entity. As a result of the closure, a curtailment loss of approximately $6 million has been recognized on the pension plans and a curtailment gain of $2 million on plans providing other benefits. These amounts are included under Discontinued operations in the Consolidated Financial Statements (see Note 4 to the Consolidated Financial Statements).

The following comments highlight the significant 2003 changes and 2004 trends within the Corporation's principal pension and other benefit plans:

Pension benefits

Pension benefit obligations are calculated using actuarial models. Accounting rules determine the related effects on pension expense. The assumptions affecting these include the discount rate, the expected return on plan assets, and the average retirement age. In addition, benefit improvements have a material impact.

The discount rate enables the Corporation to calculate the present value of the benefit obligation as of the measurement date (December 31). There is little latitude in selecting this rate: it is the current yield on high-quality fixed income investments whose term and cash flow are similar to the liabilities under the plan. A lower discount rate increases the present value of the benefit obligation and therefore increases pension expense.

The expected long-term rate of return on plan assets is determined by assessing historical and anticipated investment returns on the various categories of plan assets. Similar to the discount rate, lower expected returns result in increased expense.

Establishment of the expected average retirement age is based on a review of the actual experience of the pension plans. Lower retirement ages result in increasing the benefit obligation as well as pension expense.

As at December 31, 2003, management made the following adjustments to these assumptions from December 31, 2002:

- Discount rate – reduced from 6.25% to 6.00%
- Long-term return on plan assets – reduced from 7.75% to 7.50%
- Average retirement age – reduced from age 61 to 59 (Stelco Hamilton hourly rated pension plan)

The consolidated funded status deteriorated from a deficit of $650 million as at December 31, 2002, to a deficit of $752 million as at December 31, 2003, mainly as a result of the revised assumptions for the discount rate and average retirement age, somewhat mitigated by better than expected return on plan assets. Under generally accepted accounting principles, the impact of changes to the above assumptions, benefit improvements, actual investment returns, and other changes are recognized over a number of years rather than in the year of occurrence. As a result, for accounting purposes, there is an accrued benefit asset of $274 million on the Consolidated Statement of Financial Position as at December 31, 2003, reflecting the deficit of $752 million reduced by $773 million of unamortized net actuarial losses and $253 million of unamortized past service costs.

The above assumption changes, as well as increased amortization of actuarial losses, largely account for the estimated $60 million increase in 2004 pension expense compared with 2003 ($156 million vs. $96 million).

The $30 million increase in 2004 estimated cash funding compared with 2003 ($108 million vs. $78 million) reflects the impacts of negotiated benefit improvements, investment experience, and the change in average retirement age assumption.

Other benefits

The assumptions for Other benefit plans are similar to pension plans, with the additional factor of health care cost trend rates. Changes in the health care cost trend rate have a significant effect on the accrued benefit obligation and recorded expense (see Note 18 of the Consolidated Financial Statements for a sensitivity analysis). As these plans are generally unfunded, changes to the assumptions do not materially impact cash outlays. Cash outlays are the actual amounts paid for other benefits.

As at December 31, 2003, management made the following adjustments to the Other benefit plan assumptions from December 31, 2002:

- Discount rate – reduced from 6.75% to 6.25%
- Average retirement age – reduced from age 61 to 59 (Stelco Hamilton hourly rated benefit plan)
- Initial health care cost trend rate – increased from 7.7% to 8.2%
- Cost trend rate declining to 4.6% in 2013 (previous assumption 4.3% in 2014)

The consolidated funded status deteriorated from a deficit of $1,073 million as at December 31, 2002, to a deficit of $1,254 million as at December 31, 2003, primarily due to these revised assumptions. Similar to the accounting rules for pension plans, the full impact of changes in assumptions is not recognized in the current year. Unamortized net actuarial losses of $328 million and unamortized past service costs of $2 million reduce the liability recorded on the Consolidated Statement of Financial Position to $924 million as at December 31, 2003.

Other benefit expense is estimated to increase by $9 million in 2004 compared with 2003 ($109 million vs. $100 million).

Further details on Pension and Other benefit plans are included in Note 18 to the Consolidated Financial Statements.

Primary Risk

Creditor protection and restructuring

The Corporation has been granted creditor protection under the CCAA. It is unlikely that the existing Common Shares of the Corporation will have any material value in a restructuring plan of arrangement. There is a risk such shares could be cancelled.

There is a risk that failure to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court will result in substantially all debt obligations being due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Applicants' assets.

Other Risks and Uncertainties

Labour matters

The Corporation and its wholly owned subsidiaries are party to nine collective agreements with trade unions representing approximately 75% of the Corporation's employees. The agreements are limited to single plants. One labour agreement (Stelfil) expired in 2003 and was renegotiated prior to expiration. A strike that began at Norambar on August 1, 2002, ended with the ratification of a new five-year labour agreement on January 6, 2003. Three agreements are scheduled to expire in 2004 – Stelco Lake Erie and AltaSteel on July 31, and Stelpipe on September 30.

No assurance can be given that labour difficulties at any of the Corporation's business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, or results of operations of the Corporation.

Environmental matters

The Corporation's businesses are required to comply with an evolving body of environmental laws and regulations concerned with, among other things, emissions into the air, discharges to water, noise control, and the generation, handling, storage, transportation, and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facility and can fall within federal, provincial, or municipal jurisdictions.

The Corporate Health, Safety and Environment Department regularly reviews and audits the operating practices of each business to monitor compliance with the Corporation's health and safety, environmental policies and legal requirements. The Corporation believes that future costs relating to environmental compliance will not have a material adverse effect on the Corporation's financial position. There is always the possibility, however, that unforeseen changes, such as new laws or enforcement policies, or an event at one of our properties or operations, could result in material adverse costs.

In meeting its overall environmental goals and government-imposed standards in 2003, the Corporation incurred operating costs of $62 million ($55 million in 2002) and spent $2 million on capital improvements ($2 million in 2002).

Expenditures for Capital Assets
($ in millions)



222
148
73
73
55
99
00
01
02
03

Technology

The Corporation is subject to competition from new technological developments used by other steel producers. Over the last five years the Corporation has made capital expenditures on several projects to maintain and enhance its technological ability including the following:

- Stelco Lake Erie hot strip mill, blast furnace, and caster upgrades
- Stelco Hamilton coke oven refurbishment, "E" blast furnace improvements, and 4-stand upgrade
- Norambar bar mill expansion and modernization
- AltaSteel bar mill expansion and modernization and a new grinding rod heat-treat facility
- Enterprise resource planning (ERP) systems implementation for Stelco's order flow, maintenance, procurement, human resources, and finance functions

Limited liquidity and cash conservation measures over the last several years have caused the Corporation to reduce spending to essential capital and required maintenance.

Supply of raw material and energy

The Corporation's operations require substantial amounts of raw materials and energy including coal, iron ore, coke, natural gas, electricity, and other inputs. The price and availability of such raw materials and inputs are subject to market forces and, in some cases, to government regulations and, accordingly, are subject to change. Increases in the price of natural gas have had a significant negative impact on the Corporation's results.

To mitigate the effect of these price increases, actions available to the Corporation include:

- increased utilization of more internally generated fuels
- modify the blend of fuels
- increased utilization of hedging arrangements

The Ontario government deregulated the electricity market in Ontario as of May 1, 2002, giving rise to uncertainty as to prices, since wholesale market prices are now determined by supply and demand on an hourly basis. Subsequent re-regulation decisions of the electricity market by the government for residential consumers and small businesses have not changed this uncertain environment for large industrial users such as Stelco.

Stelco's strategic review includes the viability of co-generation facilities that will minimize both short- and long-term exposure to energy price fluctuations.

Pricing

Risks regarding selling prices include:

- strength of economic recovery in the U.S.
- continued strength of the economy in China and continued absorption in the global market of significant steel capacity built in China over the last five years
- U.S./Canadian dollar exchange rate
- material substitution when steel prices are relatively high
- cyclical nature of the North American steel industry

Stelco, as well as steel industry consulting groups who are working with the Corporation, believe that the current (May 2004) level of steel prices and raw materials costs are unsustainable and that steel selling prices and raw material costs will return to an equilibrium position that is closer to historic price and cost levels. As shown on the chart, the long-term trend in hot rolled spot market selling prices (an industry benchmark) is downward.

Spot Price Hot Rolled Sheet
(midwest market average in US$ per ton)


US$ per net ton
$550
$500
$450
$400
$350
$300
$250
$200
$150
1988 Q3
$443
2004 March
approx. $500+
2002 Q3
$387
1991 Q2
$280
2001 Q4
$213
2003 Q3
$273
1980 Q1
1981 Q2
1982 Q3
1983 Q4
1985 Q1
1986 Q2
1987 Q3
1988 Q4
1990 Q1
1991 Q2
1992 Q3
1993 Q4
1995 Q1
1996 Q2
1997 Q3
1998 Q4
2000 Q1
2001 Q2
2002 Q3
2003 Q4

Primary source: *Purchasing Magazine*

Trade

Excess global steelmaking capacity and low import steel prices continue to be of concern to the North American steel industry.

The Corporation is currently engaged in four sunset reviews of existing Canadian unfair trade findings on plate, hot rolled, cold rolled, and galvanized sheet. Stelco is participating in these reviews in order to keep the findings in place and to prevent a recurrence of unfair trade practices.

Import penetration of the Canadian steel market remained at 40% in 2003, unchanged from the average rate for 2002. The Corporation monitors imports closely in order to be prepared to address unfair trading practices that may impact any of its products.

Imports Share of Apparent Canadian Consumption
(% of total)


38
44
37
40
40
99
00
01
02
03

Human resources

Approximately 20% of the Corporation's salaried workforce and 45% of the hourly workforce at the General Office and Stelco Hamilton are eligible to retire under the current provisions of the defined benefit plans providing employee future benefits. A further 35% of both these employee groups could retire in the next five years under current eligibility provisions.

The retention of the skills and knowledge of the Corporation's employees, and the ability to attract and retain new employees where replacement is considered critical, is essential to the continued operations of the Corporation.

Enterprise resource planning systems

In 2002, the Corporation commenced the implementation of enterprise resource planning (ERP) systems for order flow, maintenance, procurement, human resources, and finance functions, principally at its head office, Stelco Hamilton, and Stelco Lake Erie. The ERP systems are replacing the Corporation's aging legacy business systems, which were not adequately responsive to the changing needs of the business, particularly with respect to data sharing, and required considerable support from information technology (IT) staff.

In April 2002, at the commencement of the ERP system implementation, the Corporation transitioned approximately 200 of its IT staff to an outside service provider and outsourced its IT requirements to that company. A core IT group, consisting of Stelco employees, was retained to provide system management support. A small group of employees working in departments which employ the various ERP system modules have received in-depth training in the operation of the various systems they use on a daily basis, thereby reducing dependency on outside IT personnel. Retention of professionally and technically competent employees in both the core IT group and the user departments to administer these new systems is critical to the operation of the system and in minimizing outside service provider costs.

During 2003, several ERP system modules were implemented and additional functionality is being put into operation in the first half of 2004.

Related Party Transactions

The Corporation is a vertically integrated producer of steel products. As such, several transactions occur between entities that are related, for example, between Stelco Inc., the parent company, and its wholly owned subsidiaries, and its joint ventures.

In 2003, the Integrated Steel business acquired approximately 4,400,000 gross tons of iron ore at a market value of $235 million from companies in which the Corporation has an ownership interest (4,300,000 gross tons in 2002 at a market value of $254 million). In 2002, the Integrated Steel business acquired 150,000 net tons of coal at a market value of $13 million from the Chisholm Mine prior to the mine's closure in May of that year. In addition, businesses in the Integrated Steel segment sold approximately $153 million ($177 million in 2002) of in-process steel to businesses in the Manufactured Products segment during 2003.

In the Mini-mill segment, Norambar and AltaSteel purchase prepared scrap from companies in which each has an ownership interest. These transactions amounted to approximately $30 million in 2003 compared with $15 million in 2002, when purchases of scrap by Norambar from Fers et Métaux were reduced due to the strike at Norambar. Norambar also sells in-process steel to Stelco Hamilton ($35 million in 2003; $30 million in 2002) and AltaSteel sells in-process steel to its joint venture MOLY-COP Canada ($55 million in 2003; $59 million in 2002).

These transactions are accounted for at market value. Intercompany sales and profits on all transactions are eliminated on consolidation.

Liquidity and Capital Resources

The Corporation's liquidity and capital resources position is summarized as follows:

December 31 ($ in millions)	2003	2002
Cash and cash equivalents	$ 23	$ 67
Available lines of credit*	$ 355 (1)	$ 308
Lines of credit drawn down	$ 215	$ 145
Net liquidity	$ 163 (1)	$ 230

*After letters of credit usage

(1) The above information is presented on a consolidated basis. Stelco Inc. (parent company) amounts at December 31, 2003 were: available lines of credit – $325 million; net liquidity – $125 million, with the balance at Stelco's wholly owned subsidiaries and joint ventures. Stelco Inc.'s $350 million credit facility (described in detail below) was available to the extent of $325 million as at December 31, 2003. The $25 million reduction was due to i) insufficient eligible collateral to secure the entire credit facility by $15 million and ii) $10 million issued letters of credit. Subsequent to year-end, eligible collateral has increased reinstating $15 million of the reduction.

Financing arrangements

Stelco Inc.

On November 20, 2003, Stelco Inc. renegotiated the terms of its revolving operating credit facility. Following the CCAA filing, the new facility is governed by the terms of the Accommodation Agreement referred to below. The new facility expires on the same date as the Accommodation Agreement and DIP facility as described in Note 1. The new facility permits draws of up to a maximum of $350 million and is collateralized by accounts receivable, inventories, and intangible assets of Stelco Inc., Stelwire Ltd., and Stelpipe Ltd. The Corporation is required to maintain a minimum of $75 million of excess eligible collateral over its drawings, letters of credit, and overdraft facility. Drawings can generally be made by way of Canadian or U.S. borrowings at rates fluctuating from 1.25% to 1.50% above either the Canadian prime bank rate or the U.S. base rate; and bankers' acceptances having terms of not less than 30 days and not more than 180 days. The cost of renewing this credit facility of approximately $3 million will be amortized through a date no later than January 29, 2005. An Accommodation Agreement and a Debtor-In-Possession (DIP) Credit Agreement were finalized subsequent to year-end. Further information regarding terms of these agreements is contained in Note 1 to the Consolidated Financial Statements.

AltaSteel Ltd.

On January 6, 2004, AltaSteel arranged an extension to the end of May 2005 for its $15 million revolving line of credit.

Norambar Inc.

As at December 31, 2003, Norambar was in violation of certain covenants concerning its long-term debt. Accordingly, the amount of the financing, $16 million, is classified as long-term debt due within one year on the Consolidated Statement of Financial Position, in accordance with Canadian generally accepted accounting principles. On January 28, 2004, this financing was replaced with a three-year $30 million operating credit facility, available until January 28, 2007. The facility is collateralized by the accounts receivable, inventory, and other assets of Norambar Inc. and its wholly owned subsidiary, Fers et Métaux Recyclés Ltée. Norambar is required to maintain a minimum of $3 million of excess eligible collateral over its drawings and letters of credit. In addition, there are certain other financial covenants that Norambar must meet. Drawings can generally be made by way of Canadian or U.S. borrowings at a rate of 1.25% over the Canadian prime rate or the U.S. base rate. Borrowings under the new facility will be disclosed as Bank indebtedness.

These credit facilities, and others at Stelco's subsidiaries and joint ventures, are generally available at floating rates of interest. With the current level of the Corporation's debt load, and at current interest rates, no abnormal interest risk exists for the Corporation. However, should the Bank of Canada raise interest rates significantly, the Corporation's interest expense on its floating rate indebtedness would increase accordingly.

Operating activities

Net cash used by operating activities in 2003 was $21 million, which included $52 million of cash provided by changes in operating elements of working capital. In 2002, there was a net cash outflow from operating activities of $10 million, which included cash used by operating elements of working capital of $143 million. The components of the operating elements of working capital are outlined in the table below.

($ in millions)	2003	2002
Cash provided by (used for)		
Accounts receivable	$ (3)	$ (34)
Inventories	188	(91)
Accounts payable and accrued	(115)	(14)
Other	(18)	(4)
Total	$ 52	$ (143)

The Corporation is required to maintain levels of finished product inventories to supply certain customers, principally in the automotive sector, on a "just-in-time" basis. The Corporation is also required to stockpile its requirements of coal and iron ore at Stelco Hamilton and Stelco Lake Erie in amounts sufficient to maintain operations during months when shipping on the Great Lakes is closed due to winter weather, usually January through early April. Approximately $95 million of coal and iron ore inventory buildup is required, most of which must be financed by internal cash flow or bank indebtedness.

Investing activities

In July 2002, the Corporation exercised an option to pay in full the remaining term loan on the Stelco Hamilton pulverized coal injection facility (see Financing activities). An amount of $8 million held in escrow under the financing agreement was returned to Stelco as a result of this payment.

For the year 2003, expenditures for capital assets totaled $33 million compared with $48 million in 2002. Spending in 2003 included equipment purchases for the Stelco Lake Erie hot strip mill upgrade and the Corporation's share of various projects at its mining joint ventures and a new processing line at Baycoat. Spending in 2002 was largely on equipment purchases for the Stelco Lake Erie hot strip mill and on the in-line bar mill and heat-treat facility at AltaSteel. Spending in 2002 also included the exercise of an option by Stelpipe to purchase the stretch reduction mill asset for approximately $8 million.

Expenditures in 2004 will be limited to that required for essential projects.

Financing activities

For the year 2003, bank indebtedness increased by $70 million, similar to the increase in 2002. However, cash and cash equivalents decreased by $44 million in 2003 compared with an increase of $26 million in 2002. In 2003, the increased bank indebtedness and cash usage totaling $114 million was used to finance operating losses, capital expenditures, long-term debt repayment, and interest paid on the convertible debentures.

Capital expenditures on the Corporation's development of new enterprise resource planning systems were directly financed with an outside service provider. Due to the nature of this financing arrangement, spending financed by the service provider in 2003 ($22 million) and 2002 ($19 million) has not been included in either Investing or Financing activities, in accordance with generally accepted accounting principles.

Net Debt*
($ in millions)


470
576
562
551
637
99
00
01
02
03

*Long-term debt plus net short-term debt (bank indebtedness net of cash and cash equivalents)

For the year 2003, $52 million of long-term debt was repaid under normal debt retirement obligations, $35 million less than in 2002. The final $15 million semi-annual payment on the 10.2% notes payable was made in May 2003 whereas $30 million was repaid in 2002. In 2002, the $23 million term loan on the pulverized coal injection facility at Stelco Hamilton was repaid, including a final payment in July of $13 million.

In January 2002, the issue of convertible debentures provided net proceeds of $87 million. Long-term debt issued in 2002 was primarily to finance the AltaSteel bar mill project.

Throughout the life of the 10.4% retractable debentures and the 8% retractable debentures, upon the occurrence of both a designated event and a rating decline, a holder of such Debentures may require the Corporation to purchase all or any portion of such holder's debentures unless a rating recovery has occurred. For these purposes, a designated event includes significant changes in ownership, control, or structure of the Corporation or membership of the Board of Directors, or certain distributions of cash, property, or securities, excluding regular dividends and distributions of non-redeemable and non-retractable shares of the Corporation. While rating declines have occurred, other factors that could trigger a repurchase of Debentures did not occur in 2003.

With the exception of Norambar, all debt covenants have been met and no scheduled payments on long-term debt were in arrears or default at December 31, 2003. Since the filing of the CCAA initial order, the Applicants have not made any interest payments on the retractable or convertible debentures. On March 10, 2004, the Corporation did not make its scheduled payment which resulted in a default on the debt associated with the Stelco Hamilton plate mill. The long-term portion of the debt ($9 million) will be reclassified to long-term debt due within one year on the Statement of Financial Position as at March 31, 2004. The total plate mill debt at March 31, 2004 was approximately $26 million.

Contractual Obligations

Following is a summary of the Corporations principal obligations at December 31, 2003:

($ in millions)		Total	2004	2005–2006	2007–2008	>2008
Long-term debt	$	445	50	205	41	149
Capital leases		7	3	3	1	–
Operating leases		81	31	33	14	3
Purchase obligations and other commitments		482	110	134	97	141
Total	$	1,015	194	375	153	293

Details of long-term debt provisions may be found in Note 12 to the Consolidated Financial Statements. Repayment in 2004 includes $16 million of debt at Norambar that was classified as long-term debt due within one year since Norambar was in violation of certain debt covenants at December 31, 2003.

Purchase obligations and other commitments are for electricity, natural gas, oxygen, certain operating services and equipment, certain third party coal purchases, and information systems outsourcing (excluding repayment of financing provided by the service provider which is included in the line long-term debt).

Off Balance Sheet Arrangements

Other than the operating lease obligations included in the above table, the Corporation has no off-balance sheet arrangements at December 31, 2003.

Currency Fluctuations

Stelco's U.S.-dollar denominated purchases, principally for certain raw materials, exceed Stelco's U.S.-dollar denominated sales, therefore, Stelco is a net purchaser as shown in the table "Purchases of U.S. Dollars." Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco's domestic sales revenue. This is due to several reasons. Firstly, many of Stelco's domestic customers export their products into the U.S. Thus, a stronger Canadian dollar causes those customers to be less competitive in the U.S. and the customers resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada become more competitive and have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars.



Purchases of U.S. Dollars
($ in millions)
253
284
248
234
208
99
00
01
02
03
Average U.S.
Exchange Rate
($)
0.6730
0.6733
0.6458
0.6368
0.7135
99
00
01
02
03

Financial Instruments

The Corporation did not utilize any third party financial instruments to mitigate interest rate or foreign exchange risk in 2003, and accordingly no such financial instruments were outstanding at December 31, 2003. Stelco is not hedged for the majority of its natural gas and electricity costs.

Outstanding Share Data

Under the Canada Business Corporations Act, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value.

Convertible Common Shares Outstanding

December 31,	2003	2002
Series A	101,908,302	102,179,152
Series B	340,901	70,051
Total number of shares	102,249,203	102,249,203
Total (in millions)	$ 781	$ 781

Changes in Accounting Policy

Accounting changes effective in 2003

Blast furnace relines

Effective January 1, 2003, the Corporation changed its method of accounting for the cost of blast furnace relines. The method was changed to more appropriately reflect the capital nature of reline costs in light of recent technological advancements that have significantly extended the useful life of blast furnace linings. Under the new method, costs that extend the useful life of the furnace will be capitalized and amortized over their estimated useful life on a unit-of-production basis. All other costs associated with the reline will be expensed as incurred. Previously, the estimated future cost of relines was charged to income on a unit-of-production basis over the period to the next anticipated reline date and was accumulated as a provision for blast furnace relines. The actual cost of relines was charged to the provision as incurred. The increase to retained earnings as a result of this change was $103 million at January 1, 2003 (see Note 3 to the Consolidated Financial Statements).

Disclosure of guarantees

On January 1, 2003, Accounting Guideline 14, *Disclosure of guarantees* came into effect. The guideline provides assistance concerning the identification of guarantees and requires the guarantor to disclose the significant details behind these arrangements, regardless of whether it will have to make payments under the guarantee. These provisions are in addition to other CICA Handbook requirements concerning contractual obligations, commercial commitments, and contingencies (see Note 13 to the Consolidated Financial Statements). The guideline does not require the fair value recognition of guarantees on the statement of financial position and does not extend to product warranties.

The adoption of this guideline did not have an impact on the Corporation's financial statements.

Disposal of long-lived assets and discontinued operations

New recommendations under Section 3475 of the CICA Handbook, *Disposal of long-lived assets and discontinued operations*, came into effect in 2003, replacing the disposal provision of Handbook Section 3061, *Property, plant and equipment*, and Section 3475, *Discontinued operations*. The section provides criteria for the classification and disclosure of assets held for sale and measuring their value at fair value less disposal costs. It also provides guidance for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations. The requirements of this standard were applied to the closure of Welland Pipe Ltd. in 2003 (see Note 4 to the Consolidated Financial Statements).

Accounting changes effective in 2004

Asset retirement obligations

On January 1, 2004, a change in accounting policy will be adopted by the Corporation to conform with the new CICA Handbook Section 3110, *Asset retirement obligations.* This section applies to legal obligations (i.e. existing or enacted law, statute, ordinance, or contract) associated with the retirement of tangible long-lived assets. This standard will be applied to the Corporation's mining interests in Wabush, Hibbing, and Tilden iron ore properties. The standard will be adopted retroactively, resulting in a restatement of 2003. On January 1, 2004, an obligation of approximately $10 million was recorded on the Consolidated Statement of Financial Position representing the Corporation's estimated asset retirement obligation for these properties, principally relating to the Wabush joint venture. A former participant in Wabush funded its share of estimated future mine closure costs at the time of its exit from the joint venture. The Corporation has reflected its share of these funds ($4 million) in Other non-current assets on the Consolidated Statement of Financial Position. The net charge of $6 million will be recorded directly to retained earnings (deficit). The accounting change will result in a non-cash charge to income of approximately $1.8 million in 2004, consisting primarily of the accretion of the liability.

Impairment of long-lived assets

A new CICA Handbook Section 3063, *Impairment of long-lived assets*, came into effect on January 1, 2004, replacing the write-down provisions in Section 3061, *Property, plant, and equipment.* The new section provides guidance on the recognition, measurement, and disclosure related to the impairment of long-lived assets. This section requires that an impairment loss be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. The impact of this section, if any, in 2004 and subsequent years will be dependent upon future events.

Stock-based compensation
On January 1, 2004, the Corporation will adopt the accounting changes as required in CICA Handbook Section 3870, *Stock-based compensation and other stock-based payments.* Under the new standard, the fair value of stock options will be recorded as compensation cost by a charge to income over the vesting period of the grant. Previously, the fair value of stock options was calculated and disclosed as a note to the financial statements (see Note 16 to the Consolidated Financial Statements), since the options, when exercised, were settled in shares rather than cash. The calculation of the fair value of the stock options under the new standard is identical to the method previously used and is described in Note 16. The new standard will be applied retroactively without restatement of prior periods, since the effect on prior periods was not material. Note disclosure of the effect on prior periods will continue. The impact on the Consolidated Statement of Financial Position at January 1, 2004, is a decrease to retained earnings of $1.6 million, and an increase to contributed surplus of $1.6 million. Based on options outstanding at January 1, 2004, the application of the policy will result in a charge to income of approximately $0.4 million in 2004. Application of the new standard will have no effect on the method presently used for accounting for grants made under the Deferred Share Unit (DSU) Plan. Since awards made under the DSU plan are settled in cash, their fair value has been recorded as a compensation cost, and is disclosed in Note 16.

Critical Accounting Assumptions and Estimates

The Corporation's Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) as disclosed in Note 2 to the Consolidated Financial Statements.

In preparing financial statements, management is required to make certain assumptions and estimates. Choosing one assumption or estimate from a range of possibilities can materially impact the amounts reported on the Statement of Earnings (Loss) or the Statement of Financial Position. Management reviews accounting assumptions and estimates regularly in light of past experience and current conditions or changes in GAAP, and utilizes outside consultants as necessary to arrive at appropriate assumptions and estimates to be used in the preparation of the financial statements. The Audit Committee of the Board of Directors reviews the significant assumptions and estimates throughout the year.

Management considers the following assumptions and estimates to be the most critical:

- Going concern
- Carrying value of long-lived assets (Plant and equipment)
- Employee future benefits
- Income taxes
- Inventory valuation

As a result of the financial condition of the Corporation and the uncertainty associated with the CCAA filing on January 29, 2004, no sensitivity analyses have been presented in the following discussion.

Unless indicated otherwise, all adjustments related to the items below are reflected in Costs in the Consolidated Statement of Earnings (Loss).

Going concern
These financial statements have been prepared using the same Canadian generally accepted accounting principles as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The creditor protection proceedings provide the Corporation with a period of time to stabilize its operations and financial condition and develop a plan of arrangement. During the period, Debtor-In-Possession (DIP) financing (see Note 1 to the Consolidated Financial Statements) has been approved by the Court and is available if required, subject to borrowing conditions. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2003.

Carrying value of long-lived assets

In accordance with generally accepted accounting principles appropriate for a going concern, property, plant, and equipment is carried at the lower of cost less accumulated amortization and net recoverable amount. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Net recoverable amount is the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment. The Corporation's filing for creditor protection under CCAA triggered an impairment review as at December 31, 2003. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation made certain assumptions about the reductions in operating costs and its liabilities that could be achieved in the restructuring of its operations. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of these financial statements. In connection with the CCAA proceedings, any compromise of liabilities will require the approval of affected creditors and any changes to collective agreements agreed to with labour unions will require the approval of the applicable employees. There can be no assurance that such agreement or cost reductions will be reached and that future cash flows will be sufficient to recover the carrying amount of property, plant, and equipment. Under the Corporation's existing cost structure, management estimates that future cash flows from operations is likely to be negative over the foreseeable future. This situation would result in the write-down of the Corporation's property, plant, and equipment to liquidation value. The Corporation believes that this situation is equivalent to the liquidation basis of accounting which is not consistent with the going concern basis of accounting.

Employee future benefits

At the annual measurement date for defined benefit employee future benefit plans (December 31 for the Corporation's principal defined benefit plans), management is required to review and, if necessary, revise, the estimates of such factors as discount rate, expected long-term rate of return on plan assets, estimated rate of increase in compensation increase, retirement age, mortality, and the anticipated rate of increase in health care costs. Although management is guided by current external factors, such as interest rates, in determining these estimates, the effect of a change in interest rates, demographics of the workforce, or actuarial experience can have a material impact on the employee future benefit expense reported in subsequent years. Changes to the level and timing of benefits agreed to under collective labour agreements can also result in significant changes to employee benefit expense recorded in future periods. The effect of changes in assumptions made at December 31, 2003 on the accrued benefit obligation, unamortized actuarial losses, and 2004 employee future benefit expense and funding are disclosed in Note 18 to the Consolidated Financial Statements (also see Employee future benefits on page 16). Management consults with outside advisors, including actuaries, in arriving at appropriate estimates and assumptions.

Income taxes

Application of GAAP concerning future income taxes requires projection of tax rates expected to be in effect in years in which tax benefits will be realized. Changes to the amount and timing of tax rates in future years can impact the amount of income tax expense or recovery recognized in an accounting period. The realization of future income tax assets is dependent on the Corporation's ability to generate sufficient taxable income in future years to utilize income tax benefits and income tax loss carry-forwards. Deviations of future profitability from estimates would result in adjustments to the value of future income tax assets and liabilities that could have a significant effect on earnings (see Note 5 to the Consolidated Financial Statements).

Inventory valuation

Valuation of inventories requires a number of estimates to be made, including inventory quality, condition, and obsolescence. These determinations require management to exercise judgment. Inventories are generally valued at cost, subject to adjustments required under certain circumstances to reflect replacement value or net realizable value. Management must exercise judgment in determining the appropriateness of values used to determine market value of finished product inventory. Cyclical changes in selling prices can result in material adjustments being made to the value of finished product inventory.

Outlook

On January 29, 2004, Stelco Inc. announced that it was initiating a Court-supervised restructuring in order to restore its financial health and competitive position in the North American steel industry. The granted Order covers Stelco Inc. and its subsidiaries, Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc., and Welland Pipe Ltd. Other subsidiaries, including AltaSteel Ltd., Norambar Inc., and Stelfil Ltée, are not participating in the process.

A thorough financial and strategic review has concluded that Stelco has a serious viability issue. The problems include a high cost structure, a deteriorating cash position, and an inability to compete against other steel companies that have benefited from their own restructurings. Stelco needs to reduce its liabilities and costs, improve productivity, and focus on key operations and products to become more competitive. Stelco is developing a number of cost reduction measures and strategic initiatives to implement in the near future.

Selling prices for steel have risen significantly during the first part of 2004. However, the Corporation believes that these increases in steel prices are not sustainable and therefore are not expected to be sufficient to offset growing cost issues. The large quantity of steel capacity built in China during the last five years, and new capacity in China currently under construction or planned for construction, creates additional uncertainties and risks regarding the sustainability of North American steel prices in 2004 and beyond. Further strengthening of the Canadian dollar may have an additional negative impact on Stelco.

The Corporation's existing lending syndicate is continuing to support the Corporation by maintaining the current operating credit facility of $350 million. In addition, the syndicate has made available a further $75 million in the form of DIP financing. These credit facilities are expected to provide Stelco with adequate liquidity to fund ongoing operations while the Corporation pursues its restructuring, provided that restructuring is completed in a timely manner. The lending syndicate is led by CIT Business Credit Canada Inc. and General Electric Capital Canada Inc., and also includes Fleet Capital Canada Corporation.

Stelco also announced the appointment of Hap Stephen of Stonecrest Capital Inc. as Chief Restructuring Officer. Mr. Stephen is one of Canada's leading restructuring advisors, having assisted a number of major corporations in their successful reorganization activities. He will work with the Board and senior management in directing the Corporation's restructuring process.

Ernst & Young Inc. will serve as the Court-appointed Monitor under the CCAA process.

The outlook for the Corporation will be determined by the outcome of the restructuring that is currently in process under the CCAA. Stelco intends to emerge from the restructuring process as a more efficient and competitive company, however, there is a risk that failure to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court will result in substantially all debt obligations being due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Applicants' assets.

Additional Financial Information

Additional information concerning Stelco Inc., including the Corporation's Annual Information Form (AIF), may be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and at Stelco's web site www.stelco.ca.





Courtney Pratt
President and
Chief Executive Officer

William E. Vaughan
Senior Vice President – Finance
and Chief Financial Officer

Hamilton, Ontario
May 6, 2004

Management's Statement of Responsibility

Management of Stelco Inc. is responsible for the preparation of the accompanying consolidated financial statements and related information contained in this Annual Report. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen methods which management believes to be appropriate in the circumstances. Where estimates or judgments have been required, management has determined such amounts on a reasonable basis in conformity with Canadian generally accepted accounting principles.

In meeting its reporting responsibility, management has established and followed policies and procedures and systems of internal control designed to (i) provide reasonable assurance that assets were safeguarded from loss or unauthorized use and (ii) produce reliable financial information. These internal control systems were periodically tested and evaluated by both the internal auditors and the external auditors, and management took any action necessary to respond appropriately to their recommendations. Management recognizes the limits inherent in all systems of internal control but believes that Stelco has established effective and responsive systems of internal control through the careful selection of employees, the division of responsibilities, and the application of formal policies and procedures.

The Board of Directors oversees management's preparation of the consolidated financial statements and ultimately approves the financial statements and related disclosure based on a recommendation from the Audit Committee of the Board of Directors. As a basis for recommending approval of the consolidated financial statements to the Board of Directors, the Audit Committee reviews with management the Corporation's internal controls over financial reporting and the accounting policies and procedures employed by the Corporation for financial reporting purposes and, as well, meets independently with internal and external auditors to consider the results of their audits.

Stelco's management believes that the systems of internal control, review procedures, and established policies provide reasonable assurance that the Corporation's operations have been carried out in conformity with the high business standards of the Corporation's Code of Ethics and Business Conduct.

The Audit Committee recommended the appointment of the Corporation's external auditors, KPMG LLP, to examine the 2003 and 2002 consolidated financial statements of the Corporation in accordance with auditing standards generally accepted in Canada. The appointment of the external auditors was confirmed by the Corporation's shareholders. The external auditors' report as to the fairness of presentation of these financial statements and their conformity with Canadian generally accepted accounting principles is included in this Annual Report.



C. Pratt
President
and Chief Executive Officer



W. E. Vaughan
Senior Vice President – Finance
and Chief Financial Officer

Hamilton, Canada
May 6, 2004

Auditors' Report

To the shareholders of Stelco Inc.

We have audited the consolidated statements of financial position of Stelco Inc. as at December 31, 2003 and 2002 and the consolidated statements of earnings (loss), retained earnings (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants


KPMG

Hamilton, Canada
May 6, 2004

Consolidated Statement of Earnings (Loss)

(Under Creditor Protection as of January 29, 2004 – Note 1)

Years ended December 31, (in millions)	**2003**	**2002**
		(Restated – Notes 3 and 4)
Net sales	$ 2,740	$ 2,755
Costs	2,833	2,576
	(93)	179
Write-down of plate mill assets (Note 10)	87	–
Amortization of property, plant, and equipment (Note 8)	132	138
Amortization of intangible assets (Note 9)	1	–
Operating earnings (loss)	(313)	41
Financial expense		
Interest on long-term debt	(40)	(43)
Other interest – net	(12)	(5)
Loss from continuing operations before income taxes	(365)	(7)
Income tax expense (recovery) (Note 5) – current	(6)	14
– future	(79)	(16)
– future income tax asset valuation allowance	304	–
– impact of income tax rate changes	(28)	(8)
Net earnings (loss) from continuing operations	(556)	3
Net loss from discontinued operations (Note 4)	(7)	(2)
Net earnings (loss)	$ (563)	$ 1
Loss per common share (Note 15 (d))		
Basic and fully diluted		
Continuing operations	$ (5.54)	$ (0.07)
Net earnings (loss)	$ (5.61)	$ (0.09)
Weighted average common shares outstanding – millions	102.2	102.2

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statement of Retained Earnings (Deficit)

(Under Creditor Protection as of January 29, 2004 – Note 1)

Years ended December 31, (in millions)	**2003**	**2002**
		(Restated – Note 3)
Balance at beginning of year as previously reported	$ 27	$ 23
Retroactive adjustment on implementation of change in accounting policy (Note 3)	103	116
Balance at beginning of year as restated	130	139
Net earnings (loss)	(563)	1
Convertible debentures charges (Note 14)	(11)	(10)
Balance at end of year	$ (444)	$ 130

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Statement of Financial Position

(Under Creditor Protection as of January 29, 2004 – Note 1)

At December 31, (in millions)	2003	2002 (Restated – Note 3)
Current assets		
Cash and cash equivalents	$ 23	$ 67
Accounts receivable	381	381
Inventories (Note 6)	575	768
Prepaid expenses	22	11
Future income taxes (Note 5)	–	74
	1,001	1,301
Current liabilities		
Bank indebtedness (Note 7)	215	145
Accounts payable and accrued	322	437
Employee future benefits (Note 18)	49	47
Income and other taxes	12	18
Long-term debt due within one year (Note 12)	50	54
	648	701
Working capital	353	600
Other assets		
Property, plant, and equipment (Note 8)	1,095	1,291
Intangible assets (Note 9)	61	38
Deferred pension cost (Note 18)	274	299
Future income taxes (Note 5)	2	41
Other	9	11
	1,441	1,680
Total investment	1,794	2,280
Other liabilities		
Employee future benefits (Note 18)	875	840
Long-term debt (Note 12)	395	419
Future income taxes (Note 5)	77	5
	1,347	1,264
Shareholders' equity	$ 447	$ 1,016
Derived from:		
Convertible debentures (Note 14)	$ 97	$ 92
Capital stock (Note 15)	781	781
Contributed surplus	13	13
Retained earnings (deficit)	(444)	130
	$ 447	$ 1,016

See accompanying Notes to the Consolidated Financial Statements.

On behalf of the Board:





C. Pratt
Director

J. E. Caldwell
Director

Consolidated Statement of Cash Flows

(Under Creditor Protection as of January 29, 2004 – Note 1)

Years ended December 31, (in millions)	2003	2002
		(Restated – Notes 3 and 4)
Cash provided by (used for)		
Operating activities		
Net earnings (loss) from continuing operations	$ (556)	$ 3
Adjustments for items not affecting cash		
Amortization of property, plant, and equipment	132	138
Amortization of intangible assets	1	–
Future income taxes	(79)	(16)
Future income tax asset valuation allowance (Note 5)	304	–
Impact of income tax rate changes (Note 5)	(28)	(8)
Employee pension and other future benefits	63	9
Write-down of plate mill assets (Note 10)	87	–
Provision for write-down of capital assets (Note 3)	–	6
Other – net	7	8
	(69)	140
Changes in operating elements of working capital (see below)	52	(143)
Other – net	2	(1)
Discontinued operations (Note 4)	(6)	(6)
	(21)	(10)
Investing activities		
Proceeds from escrow	–	8
Expenditures for capital assets	(33)	(48)
	(33)	(40)
Financing activities		
Increase in bank indebtedness	70	69
Net proceeds from issue of long-term debt	–	11
Reduction of long-term debt	(52)	(87)
Net proceeds from issue of convertible debentures (Note 14)	–	87
Interest paid on convertible debentures (Note 14)	(8)	(4)
	10	76
Net increase (decrease) in cash and cash equivalents	(44)	26
Cash and cash equivalents		
Balance at beginning of year	67	41
Balance at end of year	$ 23	$ 67
Changes in operating elements of working capital		
Accounts receivable	$ (3)	$ (34)
Inventories	188	(91)
Prepaid expenses	(11)	(1)
Accounts payable and accrued	(115)	(14)
Income and other taxes	(7)	(3)
	$ 52	$ (143)

Supplemental disclosure of cash flow information (see Note 17)

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The order may be amended throughout the CCAA proceedings on motions from Stelco Inc., its creditors, and other interested stakeholders. On the same date, Stelco Inc. made a concurrent petition for recognition of the CCAA order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The Canadian proceedings include Stelco Inc. and its wholly owned subsidiaries, Stelwire Ltd. (Stelwire), Stelpipe Ltd. (Stelpipe), CHT Steel Company Inc. (CHT Steel), and Welland Pipe Ltd. (Welland Pipe), which are collectively referred to as the "Applicants". The U.S. proceedings include Stelco Inc., Stelwire, and Stelpipe. Welland Pipe was closed on March 7, 2003 (see Note 4). The Corporation's other subsidiaries and joint ventures are not included in the proceedings. During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. (the "Monitor") has been appointed by the Court as Monitor in the Canadian proceedings and will be reporting to the Court from time to time on the Applicants' cash flow and other developments during the proceedings.

The Canadian Court order and the U.S. proceedings have provided for an initial stay period of 30 days, which has subsequently been extended to May 28, 2004, and potentially to such later dates as the Court may order. The purpose of the Initial Order and stay of proceedings is to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors.

The Corporation is in the process of developing its revised business plan which will serve as the basis for discussions with stakeholders. During the proceedings, the Corporation will seek input from its creditors, labour unions, and other stakeholders, with a view to developing a comprehensive restructuring plan to return the Corporation to viability. The restructuring plan will likely include strategic, operational, financial, and corporate elements. As part of the restructuring plan, a formal CCAA plan of arrangement (the "Plan") will be prepared and submitted to affected creditors, who will vote on the Plan, and to the Court for approval. Under the CCAA plan of arrangement, claims against the Applicants will be divided into classes, and each class will vote on the Plan as it pertains to that class. No determinations or rulings have been made to date as to the classification of affected creditors.

On February 13, 2004, certain locals of the United Steelworkers of America ("USWA") brought a motion seeking to rescind the Initial Order and dismiss the application of the Applicants for access to the protection of the CCAA on the basis that the Applicants were not insolvent. The Court dismissed the motion pursuant to written reasons released on March 22, 2004. On March 29, 2004, the USWA served a Notice of Motion seeking leave to appeal of the decision. Pursuant to an order of the Court of Appeal, expediting the motion, the Court of Appeal will consider the motion for leave to appeal during the week of May 3, 2004.

The CCAA proceedings have triggered defaults under substantially all debt obligations of the Applicants (see Notes 12 and 14). The Order generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Order grants the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and capital, provided or supplied after the date of the Order; rent payments under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

The Corporation plans to apply to the Court to extend the stay period beyond May 28, 2004, in order to obtain further time to consult with stakeholders and develop its Plan. Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present its Plan, or should the USWA motion to rescind the Initial Order be successful, or should the Plan not be accepted by the affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations will then be due and payable immediately, or subject to acceleration creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants' assets.

On January 27, 2004, to indemnify the directors and officers of the Stelco Group against claims and liabilities that may arise as a result of their association with the Stelco Group, the Corporation transferred $10 million to an in-trust account. The amount will be excluded from Cash and cash equivalents and will be included in Other assets on future Consolidated Statements of Financial Position.

Note 1. Creditor Protection and Restructuring (continued)

An administrative charge was created as a first priority lien to the extent of $5 million on the Applicants' assets pursuant to the initial CCAA order. This is intended to secure the payment of the fees and disbursements for the Monitor, the Chief Restructuring Officer, counsel to the Monitor, independent counsel to the Board of Directors of Stelco Inc., and the Applicants' legal counsel.

Contributing factors

The Corporation has incurred significant operating and cash losses in 2003. The Corporation believes that it will exhaust available sources of liquidity consistent with the projections at the time of the CCAA filing.

Costs have risen dramatically for inputs such as natural gas and electricity and raw materials, such as coal, coke, and scrap. The cost of employee future benefits – pensions and health care – are also increasing due to improved pension benefits negotiated in contracts with unionized employees, increasing health care costs, lower returns on pension plan assets, and the effect of lower interest rates on the discount factors used to determine the Corporation's liabilities under the pension and other benefit plans.

Global steelmaking overcapacity has exerted downward pressure on selling prices due to significant and continued import penetration of the Canadian market by steel products offered, in management's opinion, at unfairly low prices over the last several years. The appreciation in the value of the Canadian dollar during 2003 has further negatively affected selling prices. Selling prices have strengthened in the early part of 2004, due in part to increased demand, particularly in China. However, the Corporation believes that these price increases are not sustainable and therefore are not expected to be sufficient to offset growing cost issues. Several North American steel producers have emerged from court-supervised bankruptcy protection with a cost structure that is more competitive than that of the Corporation. The Corporation cannot compete effectively in this new environment unless it takes steps to reduce its liabilities and lower its overall costs.

In addition, the Corporation requires additional funding to complete strategically critical capital projects at its Hamilton and Lake Erie business units. The Corporation is unable to raise additional funds to complete these projects.

As a result of the above, the Corporation concluded it had a serious viability issue and that it did not and will not have the liquidity needed to operate without a Court supervised restructuring. Failure to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court will result in substantially all debt obligations being due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Applicants' assets.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian generally accepted accounting principles as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The creditor protection proceedings provide the Corporation with a period of time to stabilize its operations and financial condition and develop a plan of arrangement. During the period, Debtor-In-Possession (DIP) financing, as described below, has been approved by the Court and is available if required, subject to borrowing conditions. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2003.

Note 1. Creditor Protection and Restructuring (continued)

In accordance with generally accepted accounting principles appropriate for a going concern, property, plant, and equipment is carried at the lower of cost less accumulated amortization and net recoverable amount. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Net recoverable amount is the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment. The Corporation's filing for creditor protection under CCAA triggered an impairment review as at December 31, 2003. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation made certain assumptions about the reductions in operating costs and its liabilities that could be achieved in the restructuring of its operations. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of these financial statements. In connection with the CCAA proceedings, any compromise of liabilities will require the approval of affected creditors and any changes to collective agreements agreed to with labour unions, will require the approval of the applicable employees. There can be no assurance that such agreement or cost reductions will be reached and that future cash flows will be sufficient to recover the carrying amount of property, plant and equipment. Under the Corporation's existing cost structure, management estimates that future cash flows from operations is likely to be negative over the foreseeable future. This situation would result in the write-down of the Corporation's property, plant, and equipment to liquidation value. The Corporation believes that this situation is equivalent to the liquidation basis of accounting which is not consistent with the going concern basis of accounting.

While the Corporation is under creditor protection, the Corporation will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, allowed claims arising under the CCAA proceedings may be recorded as liabilities and presented separately on the Statement of Financial Position. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Corporation, the Corporation will be required, under Canadian GAAP, to adopt "fresh start" reporting. Under fresh start reporting, the Corporation will undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Corporation remains under creditor protection, or that may be required under fresh start reporting.

Financing during CCAA proceedings

Debtor-In-Possession (DIP) financing

The Corporation has finalized the negotiation of a Debtor-In-Possession (DIP) Credit Agreement secured financing dated March 8, 2004. This financing is with the same Lenders, participating in the same percentages, as in the revolving operating credit facility dated November 20, 2003 (See Note 7).

The Agreement includes Stelco Inc., (the "Borrower"), Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd., and CHT Steel Company Inc. (the "Applicant Subsidiary Companies") and is for $75 million as a revolving line of credit to fund the ordinary course of operations of the above group of businesses during the CCAA proceedings. The DIP is secured by a second charge on the receivables and inventory and a first charge on property, plant, and equipment. Additionally, the DIP is secured by a first pledge of the shares of certain subsidiaries of Stelco Inc.

Each of the Applicant Subsidiary Companies has guaranteed payment of the Borrower's obligations and provided Lenders' liens on all their assets as security.

Interest rates are Canadian prime rate plus 4%, U.S. base rate plus 4%, or unused facility fee margin of 0.5%. A commitment fee of 3% of the revolving line of credit is due as follows: (i) 2% on acceptance of the commitment letter; (ii) 0.5% on the earlier of 60 days from the initial CCAA order or the first revolving loan; (iii) the remaining 0.5% to be paid at the time of the first drawing on this loan.

The DIP facility (the "DIP facility") has a maximum term that extends to the earliest of (i) one year from March 22, 2004; (ii) the termination of the Corporation's $350 million revolving operating facility; and (iii) the effective date of the Plan under the CCAA proceedings. However, repayment of amounts owed under the DIP facility and termination of the DIP facility may be earlier than the term indicated above if an event of default occurs under the DIP facility, the Accommodation Agreement, and the $350 million revolving operating credit facility (the "Credit Agreements"). Events of default under the Credit Agreements include: (i) the Court Order for CCAA protection is rescinded; (ii) there is a failure to make required payments or abide by the terms of the Credit Agreements; (iii) the Borrower fails to obtain Court and creditor approval of a plan of arrangement by December 29, 2004; (iv) any plan of arrangement fails to become effective and fully implemented by January 29, 2005.

Note 1. Creditor Protection and Restructuring (continued)

Accommodation Agreement

The CCAA filing is an event of default of the Corporation's $350 million revolving operating credit facility (See Note 7).

Under the Accommodation Agreement dated January 29, 2004, CIT Business Credit Canada Inc., General Electric *Capital Canada Inc., and Fleet Capital Canada Corporation (the "Lenders") have agreed (i) to continue to make the credit* facilities available; (ii) to make certain amendments to the revolving operating credit facility; and (iii) to forbear exercising *remedies under the revolving operating credit facility as a result of the CCAA filing event of default.*

This Accommodation Agreement (and the term of the $350 million revolving operating credit facility) will expire at *the earliest of (i) 12 months from January 29, 2004; (ii) implementation of a plan of arrangement or reorganization under* the CCAA; (iii) termination of the DIP facility; and (iv) the date at which the Lenders shall have terminated the forbearance *under the terms of the Accommodation Agreement due to a further event of default.*

Interest rates under the Accommodation Agreement are (i) prime rate loans – prime rate plus 2.50%; (ii) U.S. base *rate loans – U.S. base rate plus 2.50%; (iii) LIBOR loans – LIBOR plus 4%; (iv) Banker's acceptance drawing fee – 4%;* (v) issuance of any letter of credit – 4%. A non-refundable forbearance fee of $1.5 million was paid upon finalization of the Accommodation Agreement.

Note 2. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of Stelco Inc., its wholly owned subsidiaries, and its proportionate share of the accounts of its joint ventures.

Foreign currencies

Monetary assets and liabilities originating in foreign currencies are translated at year-end exchange rates. All other assets and liabilities originating in foreign currencies are translated at historic rates prevailing when the assets were acquired or the liabilities incurred. Income and expense items, other than those related to assets and liabilities translated at historic rates, are translated at the average rates for the year.

Gains or losses resulting from foreign currency translations are reflected in the Consolidated Statement of Earnings (Loss).

The temporal method of translation of foreign currency is followed for foreign subsidiaries, all of which are considered to be financially and operationally integrated. Translation of foreign currencies for the foreign subsidiaries using the temporal method is consistent with the method described above.

Inventories

Inventories of raw materials and supplies are valued at the lower of cost and replacement cost. Semi-finished product inventories are valued at actual cost. Finished product inventories are valued at the lower of cost and net realizable value. Physical quantities are normally confirmed once a year.

Property, plant, and equipment

Property, plant, and equipment is carried at the lower of cost less accumulated amortization and net recoverable amount, and includes construction in progress. Amortization is provided using the straight-line method applied to the cost of the assets at rates based on their estimated useful life and beginning from the point when production commences except for the cost of blast furnace relines (see below) and at certain mining properties where amortization is calculated on a unit-of-production basis. The following annual amortization rates are in effect:

Buildings	20 to 30 years
Equipment	15 to 20 years
Automotive and mobile equipment	5 to 10 years
Raw material plants and properties	20 years

Note 2. Summary of Significant Accounting Policies (continued)

Blast furnace relines

The Corporation's blast furnaces periodically require extensive relining. Costs incurred in the reline of a blast furnace that extend the useful life of the furnace are capitalized and amortized over their estimated useful life on a unit-of-production basis. All other costs associated with the reline are expensed as incurred. (see Note 3 – Change in accounting policy)

Intangible assets

Intangible assets are computer systems and applications. These assets are recorded at historical cost and are amortized on a straight-line basis over ten years beginning at the point at which the system or application becomes operative.

Research and development

Expenditures for research are expensed as incurred. Expenditures for development are capitalized when applicable; otherwise they are expensed as incurred. No development expense has been capitalized in 2003 or 2002.

Interest

Interest costs are expensed as incurred.

Employee future benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing pension, other retirement, and post-employment benefits to most of its employees.

One subsidiary maintains a multiemployer defined benefit pension plan. Costs of this plan are expensed as incurred.

Pension plan assets are valued at market-related value for purposes of calculating the expected rate of return on plan assets. Market-related value is the market value of pension plan assets averaged over a three-year period.

The cost of pension and other post-employment benefits (including medical benefits, dental care, life insurance and certain compensated absences) is charged to income annually. The cost is computed on an actuarial basis using the projected benefit method by estimating the usage, frequency, and cost of services covered and management's best estimate of the long-term rate of return on plan assets, discount rates, salary escalation, health care cost trends, retirement age, mortality, and other factors. These assumptions relate to factors that are of a long-term nature and, consequently, are subject to a degree of uncertainty. Actual trends and values may differ from those assumed at this time resulting in changes in the cost of pension and other post-employment benefits in future periods. The assumptions are reviewed and updated annually or more frequently where the level of benefits provided to employees changes. Past service costs (such as increased benefits provided under labour contract settlements) are amortized over the estimated average remaining service life of the employees (EARSL) at the date of the amendment.

The Corporation has elected under generally accepted accounting principles (GAAP) to use the corridor method to amortize actuarial gains and losses (arising from changes in actuarial assumptions and experience gains and losses) over the EARSL of active employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of the accrued benefit obligation and the value of the plan assets. These amortizations reflect the concept, as stated in GAAP, that the cost of employee future benefits should be recorded based on long-term assumptions to be consistent with the nature of the economic benefits derived there from. Short-term actuarial gains and losses may occur which differ from the long-term nature of the assumptions used under GAAP. The cost of employee future benefits in any year should not be unduly impacted by such short-term changes in market returns, discount rates, or in the level of benefits provided. Continued trends in these factors will be reflected by changes in assumptions if these trends persist, and would affect future costs.

Salaried employees hired after July 31, 1997, participate in the Corporation's "Opportunity" or similar programs, which include a flexible credit plan for benefits and a self-directed group RRSP. These employees do not participate in the defined benefit plans. These programs are accounted for as defined contribution plans. Costs of defined contribution plans are expensed as incurred.

Note 2. Summary of Significant Accounting Policies (continued)

Stock-based compensation plans

The Corporation has a stock option plan and a deferred share unit plan, which are described in Note 16.

Effective January 1, 2002, the Corporation adopted the new accounting standard of the Canadian Institute of Chartered Accountants relating to stock-based compensation. The Corporation applies the settlement method of accounting for stock-based compensation awards to employees. The standard applies to the awards of stock options, or compensation that is based on the value of the Corporation's stock, granted on or after January 1, 2002, under the Corporation's Key Employee Stock Option Plan and the Deferred Stock Unit Plan. The adoption of the new accounting standard has no material effect on the Consolidated Financial Statements.

No compensation expense is recognized for the stock option plan when stock options are issued to employees since the exercise price of the option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense for the deferred share unit plan is recognized at the time the compensation is earned. Changes in the fair value of deferred share units are recorded as expense or income.

Income taxes

The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities) and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Corporation's provision for current income taxes and the differences between the opening and ending balances of the future income tax assets and liabilities. The effect of increases and decreases to future income tax assets and liabilities arising from changes in tax rates is recognized in income in the year the changes occur.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates (see Note 1 – Creditor Protection and Restructuring - Basis of presentation and going concern issues).

Note 3. Change in Accounting Policy

Blast furnace relines

Effective January 1, 2003, the Corporation changed its method of accounting for the cost of blast furnace relines. The method was changed to more appropriately reflect the capital nature of reline costs in light of recent technological advancements that have significantly extended the useful life of blast furnace linings. Under the new method, costs that extend the useful life of the furnace will be capitalized and amortized over their estimated useful life on a unit-of-production basis. (see Note 2 – Summary of Significant Accounting Policies – Blast furnace relines). All other costs associated with the reline will continue to be expensed as incurred. Previously, the estimated future cost of relines was charged to income on a unit-of-production basis over the period to the next anticipated reline date and was accumulated as a provision for blast furnace relines. The actual cost of relines was charged to the provision as incurred.

Note 3. Change in Accounting Policy (continued)

The accounting change has been applied retroactively with restatement of prior periods. The impact on the Statement of Financial Position is as follows:

Increase (decrease)

($ in millions)	December 31, 2002
Inventories	$ (2)
Property, plant, and equipment	89
Future income taxes (Other assets)	(46)
Provision for blast furnace relines – beyond one year	(62)
Retained earnings (deficit)	103

Net earnings from continuing operations for the year 2002 has been decreased by $13 million ($0.13 per common share) reflecting the application of the new policy. The principal reason for the change related to the third quarter 2002, when the Corporation permanently shut down "D" blast furnace at Stelco Hamilton. Under the new accounting policy, a non-cash net charge of $6 million ($4 million or $0.04 per common share after tax) representing the unamortized cost of the blast furnace lining at September 30, 2002 plus certain charges associated with the furnace shutdown were recorded. Under the previous policy, a non-cash net gain of $14 million was recorded ($10 million or $0.09 per common share after tax) relating to reline expenses previously accrued for a future reline of this furnace net of the aforementioned shutdown charges.

Note 4. Discontinued Operations

On March 7, 2003, the Corporation permanently closed its wholly owned subsidiary Welland Pipe, a manufacturer of large-diameter pipe located in Welland, Ontario. The decision to permanently close the facility was based on a lack of order prospects. A pre-tax charge of $7 million was recorded in 2003 ($5 million net of tax), principally related to employee future benefits.

The Corporation elected early adoption of the new CICA Handbook Section 3475 "Disposal of Long-lived Assets and Discontinued Operations" (effective May 1, 2003) to record this transaction. The new standard permits accounting for discontinued operations to be applied where an entity is not itself an operating segment. As a result of the closure, the results of operations of Welland Pipe have been reported as discontinued operations and the previously reported comparative Statement of Earnings (Loss) has been restated to conform to the current year's presentation.

Welland Pipe has been excluded from the Manufactured Products reportable segment (see Note 20).

Loss from discontinued operations recorded in 2002 and 2003 is as follows:

Years ended December 31 (in millions)	2003	2002
Net sales	$ –	$ 28
Loss before income taxes	(2)	(2)
Income taxes	–	–
Net loss	(2)	(2)
Net loss related to closure of operations	(5)	–
Net loss from discontinued operations	$ (7)	$ (2)
Net loss per common share	$ (0.07)	$ (0.02)

Note 4. Discontinued Operations (continued)

Included in the Consolidated Statement of Financial Position are the following amounts related to discontinued operations:

At December 31 (in millions)	2003	2002
Working capital	$ (2)	$ 3
Property, plant, and equipment	–	–
Deferred pension cost	6	11
Future income taxes	–	5
Other assets of discontinued operations	6	16
Employee future benefits – non-current	$ 17	$ 18

Note 5. Components of Consolidated Income Taxes

Components of future income tax assets and liabilities are summarized as follows:

(in millions)	2003	2002
		(Restated – Note 3)
Future income tax assets		
Employee future benefits	$ 307	$ 259
Non-capital loss carry-forwards	188	161
Corporate minimum taxes	22	20
Other	8	10
Total future income tax assets	525	450
Future income tax liabilities		
Plant & equipment – difference in net book value and unamortized capital cost	146	202
Deferred pension cost	90	88
Investment in foreign joint ventures	27	30
Other	17	4
Total future income tax liabilities	280	324
Net future income tax assets before valuation allowance	245	126
Less valuation allowance	(320)	(16)
Net future income tax asset (liability)	$ (75)	$ 110

Note 5. Components of Consolidated Income Taxes (continued)

The income tax expense differs from the amount calculated by applying Canadian income tax rates (Federal and Provincial) to the loss before income taxes, as follows:

(in millions)	2003	2002
		(Restated – Notes 3 and 4)
Loss from continuing operations before income taxes	$ (365)	$ (7)
Income tax recovery computed using statutory income tax rates (2003 – 42%; 2002 – 42%)	(153)	(3)
Add (deduct):		
Manufacturing and processing credit	29	1
Resource allowance/depletion	–	(4)
Impact of income tax rate changes	(28)	(8)
Valuation allowances	304	–
Minimum tax	6	6
Non-recognition of tax assets expiring in the year	16	–
Impact of intercompany foreign exchange	20	1
Other	(3)	(3)
	344	(7)
Income tax expense (recovery)	$ 191	$ (10)

Future income taxes

Future income tax assets are recognized to the extent that realization is considered more likely than not. The assessment as to the future realization of future income taxes, including loss carry-forwards, is conducted on a company-by-company basis for the Stelco group of businesses. Realization of future tax assets is dependent upon the availability of sufficient taxable income within the carry-forward periods. The assessment of realization is based upon the weight of evidence at the respective balance sheet date.

An increase to future income tax recoveries of $28 million relates to the Ontario government's repeal of scheduled provincial tax rate reductions.

While the Corporation's subsidiaries recognize tax assets where appropriate, a future income tax asset valuation allowance of $304 million was recorded in fourth quarter 2003 to reduce the consolidated net future income tax asset. This valuation allowance included consideration of the income tax recovery on the write-down of plate mill assets and the Ontario government's repeal of scheduled provincial income tax rate reductions. The unrecognized income tax benefit remains available for use in the future. A portion of the income tax benefit may be utilized as a consequence of the reduction or elimination of liabilities arising out of the restructuring process as outlined in Note 1.

Amounts shown for 2002 have been presented using the valuation allowance approach to be consistent with the presentation adopted for 2003.

Note 6. Inventories

(in millions)	2003	2002 (Restated – Note 3)
Raw materials and supplies	$ 258	$ 331
Finished and semi-finished products	317	437
Total Inventories	$ 575	$ 768

Note 7. Bank Indebtedness

On November 20, 2003, Stelco Inc. renegotiated the terms of its revolving operating credit facility. Following the CCAA filing, the new facility is governed by the terms of the Accommodation Agreement referred to below. The new facility expires on the same date as the Accommodation Agreement and DIP facility as described in Note 1. The new facility permits draws of up to a maximum of $350 million and is collateralized by accounts receivable, inventories, and certain other assets of Stelco Inc., Stelwire Ltd., and Stelpipe Ltd. The Corporation is required to maintain a minimum of $75 million of excess eligible collateral over its drawings, letters of credit, and overdraft facility. Drawings can generally be made by way of Canadian or U.S. borrowings at rates fluctuating from 1.25% to 1.50% above either the Canadian prime bank rate or the US base rate; and bankers' acceptances having terms of not less than 30 days and not more than 180 days. The cost of renewing this credit facility of approximately $3 million will be amortized through a date no later than January 29, 2005. An Accommodation Agreement and a Debtor-In-Possession (DIP) Agreement were finalized subsequent to December 31, 2003. Further information regarding the terms of these agreements is contained in Note 1.

Bank indebtedness includes such borrowings at other subsidiaries and joint ventures which are generally secured by accounts receivable, inventories, and various other assets. Including the Stelco Inc. facility, the weighted average interest rate on bank indebtedness was 4.19% at December 31, 2003 (5.36% at December 31, 2002). Credit facilities as at December 31, 2003, are subject to renewal on various dates from 2004 to 2005.

On January 6, 2004, AltaSteel Ltd. arranged an extension to the end of May 2005 for its $15 million revolving line of credit.

On January 28, 2004, Norambar Inc.'s long-term debt (see Note 12) was replaced with a three-year $30 million operating credit facility, available until January 28, 2007. The facility is collateralized by the accounts receivable, inventory, and other assets of Norambar Inc. and its wholly owned subsidiary, Fers et Métaux Recyclés Ltée. Norambar is required to maintain a minimum of $3 million of excess eligible collateral over its drawings and letters of credit. In addition, there are certain other covenants that Norambar must meet. Drawings can generally be made by way of Canadian or U.S. borrowings at a rate of 1.25% over the Canadian prime rate or the U.S. base rate. Borrowings under the facility will be disclosed as Bank indebtedness on the Consolidated Statement of Financial Position.

Note 8. Property, Plant, and Equipment

(in millions)	2003	2002
		(Restated – Note 3)
Raw material plants and properties	$ 412	$ 423
Manufacturing plants and properties	3,953	4,039
	4,365	4,462
Less accumulated amortization	(3,362)	(3,262)
	1,003	1,200
Construction in progress	92	91
Total Property, plant, and equipment	$ 1,095	$ 1,291

Note 9. Intangible Assets

(in millions)	2003	2002
Computer systems and applications development in progress	$ 62	$ 38
Less accumulated amortization	1	–
Net intangible assets	$ 61	$ 38
Intangible assets subject to amortization (in operation)	$ 12	$ –
Amortization expense	$ 1	$ –

Computer systems and applications are being developed. None of these systems were in operation on December 31, 2002. Amortization was recorded in 2003 on those modules and components that went into operation during 2003 using an estimated useful life of ten years.

Note 10. Write-down of Plate Mill Assets

The plate mill at Stelco Hamilton was temporarily idled in April 2003. In fourth quarter 2003, as part of the strategic business review, the Corporation concluded that the plate mill did not fit within its long-term strategic direction. A non-cash write-down of approximately $87 million (representing the net book value) has been reflected as a separate item in the Consolidated Statement of Earnings (Loss).

Note 11. Proportionately Consolidated Joint Ventures

The Corporation's joint ventures are an integral part of operations and exist to provide raw materials and certain manufacturing, finishing, and sales functions.

On December 20, 2003, Norambar Inc. acquired the remaining 50% of the outstanding shares of Fers et Métaux Recyclés Ltée for $0.3 million in cash. Norambar recorded a gain of $2.1 million on the transaction based on the fair value assigned to the net assets acquired. This gain has been included in Costs. The transaction had no other material effect on the Consolidated Financial Statements.

On July 31, 2002, PCI-Hilton Corporation (PCI) repaid all outstanding long-term debt in the amount of $20 million. On the same date, the Corporation acquired the remaining 11% of the PCI joint venture for consideration of $0.4 million. The transaction had no other material impact on the Consolidated Financial Statements.

Financial information for Fers et Métaux (for 2003) and PCI (for 2002 and 2003) is not included in the following data.

The following is a summary of the Corporation's proportionate share of the financial position, operating results, and cash flows of the joint ventures.

(in millions)	2003	2002
Current assets	$ 90	$ 109
Non-current assets	174	189
Total assets	264	298
Current liabilities	64	77
Long-term liabilities	29	33
Equity	$ 171	$ 188

(in millions)	2003	2002
Revenue	$ 107	$ 90
Expense	96	71
Net earnings	$ 11	$ 19

(in millions)	2003	2002
Cash provided by (used for)		
Operating activities	$ 27	$ 43
Investing activities	(34)	(34)
Financing activities	–	(2)
Net increase (decrease) in cash and cash equivalents	$ (7)	$ 7

Note 12. Long-term Debt

(in millions)		2003		2002
10.4% retractable unsecured debentures due November 30, 2009 (see (a) and (d) below)	$	125(1)	$	125
Notes payable at a weighted average interest rate of 10.2% (see (b) below)		–		15
8% retractable unsecured debentures due February 15, 2006 (see (c) and (d) below)		150(1)		150
Computer system financing (see (e) below)		46		22
Term loan at 7.875% or Bankers' Acceptance Rate plus 1.00% maturing on June 10, 2005 (see (f) below)		26(2)		42
Term loan at Bankers' Acceptance Rate plus 2.25% or Canadian Prime Rate plus 1.25% maturing on May 1, 2005		16(3)		16
Term loan at 7.71% maturing on November 30, 2003 (see (f) below)		–		5
Term loan at 7.01% maturing on January 31, 2008 (see (f) below)		56		67
Term loan at 6.20% maturing on July 4, 2005 (see (f) below)		2		3
Term loan at 7.20% maturing on January 3, 2008 (see (f) below)		9		10
Term loans at Bankers' Acceptance Rate plus 1.00 to 1.125% or Canadian Prime Rate plus 0.5% maturing on January 3, 2008 (see (f) below)		15		18
		445		473
Less amount due within one year		50		54
Total Long-term Debt	$	395	$	419

(1) The CCAA filing is an event of default under the terms of the debenture agreements and these debentures are immediately due and payable on demand, subject to the provisions of the Initial Order (see Note 1).

(2) On March 10, 2004, the Corporation did not make its scheduled payment, which resulted in a default on the debt associated with the Stelco Hamilton plate mill. The long-term portion of the debt ($9 million) will be reclassified to long-term debt due within one year on the Statement of Financial Position as at March 31, 2004. The term loan is secured by the plate mill assets.

(3) At December 31, 2003, Norambar Inc., a wholly owned subsidiary, was in violation of certain covenants concerning its long-term debt. Accordingly, the amount of the financing, $16 million, is classified as long-term debt due within one year on the Consolidated Statement of Financial Position, in accordance with Canadian generally accepted accounting principles. This loan is secured by a claim on the assets of Norambar. On January 28, 2004, this financing was replaced with a three-year $30 million operating credit facility, available until January 28, 2007 (see Note 7).

The estimated fair value of the Corporation's long-term debt, including the portion due within one year, is not reasonably determinable given the current status of the Corporation while under creditor protection (see Note 19).

Repayments of long-term debt over the next five years amount to $50 million in 2004 (including $16 million as described in Note 12 (3)), $32 million in 2005, $173 million in 2006, $24 million in 2007, and $17 million in 2008. These repayments are subject to the outcome of the CCAA proceedings (see Note 1).

(a) The Debentures mature on November 30, 2009 but are redeemable after November 30, 1999 at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the Debentures calculated on the business day preceding the date on which the Corporation gives notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the Debentures, plus 0.40%.

(b) The notes were payable in semi-annual instalments ending on May 31, 2003.

Note 12. Long-term Debt (continued)

(c) The Debentures mature on February 15, 2006 but are redeemable at any time at the option of the Corporation at a redemption price equal to the greater of the Canada Yield Price and par. Canada Yield Price means, in effect, a price for the Debentures calculated on the business day preceding the date on which the Corporation gives notice of redemption, to provide a yield to maturity equal to the yield on a non-callable Government of Canada bond, issued at 100% of its principal amount with a term to maturity equal to the remaining term to maturity of the Debentures, plus 0.50%.

(d) Throughout the life of the Debentures, upon the occurrence of both a designated event and a rating decline, a holder of Debentures may require the Corporation to purchase all or any portion of such holder's Debentures unless a rating recovery has occurred. For these purposes, designated event includes significant changes in ownership, control or structure of the Corporation or membership of the Board of Directors or certain distributions of cash, property, or securities excluding regular dividends and distributions of non-redeemable and non-retractable shares of the Corporation.

(e) The Corporation has arranged financing with the service provider (see Note 13 (c)) primarily relating to the development cost of new enterprise resource planning systems during the 24-month period beginning April 1, 2002, at an interest rate of 9.1% to a maximum of $47 million plus accrued interest. Repayment of this financing commences in October 2004 and will be complete in February 2012 under the contractual arrangements. Accordingly, as at December 31, 2003, $0.5 million has been classified as long-term debt due within one year on the Statement of Financial Position.

(f) These term loans are secured by claims on the assets of the borrowers (various subsidiaries and joint ventures of the Corporation) and are payable in monthly, quarterly, or semi-annual instalments ending on the maturity dates shown.

Note 13. Commitments

(a) Capital programs

The estimated cost to complete previously approved capital programs is $193 million. Of this amount, $150 million relates to Phase II of the Stelco Lake Erie hot strip mill upgrade. This project will be completed only when appropriate financing is arranged. An additional $12 million pertains to the enterprise resource planning (ERP) system projects (see Notes 12 (e) and 13 (c)). The ERP projects and other capital programs are scheduled to be completed in 2005. As a result of the CCAA filing (see Note 1), all previously approved programs are being reviewed.

(b) Operating leases

Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2003 are:

(in millions)	
2004	$ 31
2005	19
2006	14
2007	9
2008	5
Subsequent to 2008	3
Total Operating leases	$ 81

Note 13. Commitments (continued)

(c) Purchase obligations and other commitments

Purchase obligations for electricity, natural gas, oxygen, certain operating services and equipment, certain third party coal purchases, and information systems outsourcing (excluding repayment of financing provided by the service provider) are as follows:

(in millions)		
2004	$	110
2005		82
2006		52
2007		49
2008		48
Subsequent to 2008		141
	$	482

Note 14. Convertible Debentures

On January 21, 2002, the Corporation issued $90 million of 9.5% Convertible Unsecured Subordinated Debentures ("Debentures") due February 1, 2007 for net proceeds of $87 million. The effective interest rate on the Debentures is 16.65%. The Debentures are convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. No Debentures were converted into Shares during 2002 or 2003. The Debentures are redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation has the option to pay interest in cash, or by the issuance to a Trustee of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation has the option to repay the principal amount of the Debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. The Debentures have been classified as a component of shareholders' equity with an initial allocation of $67 million to the principal element and $23 million allocated to the value of the debenture holders' conversion option at the date of issue. The principal element of the Debentures is being accreted over the five-year term ($5 million in 2003, $4 million in 2002 as shown in the table below) to an amount of $90 million, which is the face value of the Debentures, by a charge to retained earnings (deficit).

(in millions)		2003		2002
Opening balance	$	92	$	90
Accretion		5		4
Unamortized issue expenses (net of tax)		–		(2)
	$	97	$	92

Carrying charges, including interest net of tax and accretion, are charged to retained earnings (deficit) and are included in the computation of basic and fully diluted earnings (loss) per common share.

(in millions)		2003		2002
Interest accrued	$	9	$	9
Accretion		5		4
Future income taxes deductible on interest		(3)		(3)
Convertible debentures charges	$	11	$	10

The CCAA filing is an event of default under the terms of the convertible debenture agreement and these Debentures are immediately due and payable on demand, subject to the provisions of the Initial Order (see Note 1). As a result, the $90 million principal amount of the Debentures will be classified as debt in the first quarter of 2004.

Note 15. Capital Stock and Dividends

(a) Authorized shares

Under the Canada Business Corporations Act, the Corporation is authorized to issue, in series, unlimited numbers of Preferred Shares and Common Shares without nominal or par value.

(b) Capital stock – Convertible common shares – stated capital

	2003			2002		
	Number of shares			Number of shares		
	Series A	Series B	(millions)	Series A	Series B	(millions)
Opening balance	102,179,152	70,051	$ 781	102,197,208	46,663	$ 781
Transfers between series (see below)	(270,850)	270,850	–	(23,390)	23,390	–
Exercise of stock options (see Note 16)	–	–	–	5,334	–	–
Fractional shares purchased and cancelled	–	–	–	–	(2)	–
Outstanding	101,908,302	340,901	$ 781	102,179,152	70,051	$ 781

The Convertible Common Shares of each series are voting, convertible into one another on a share-for-share basis, and rank equally in all respects except that the dividends on the Series B Convertible Common Shares may be paid by way of a stock dividend in Series B Convertible Common Shares in accordance with the conditions attaching to such shares, and dividends on the Series A Convertible Common Shares are normally payable in cash.

(c) Dividends

No dividends were declared or paid in 2003 or 2002.

(d) Earnings (loss) per common share

Basic earnings (loss) per common share is calculated including charges to retained earnings related to the convertible debentures. Fully diluted earnings (loss) per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures from January 21, 2002, the date of issuance, at the stated conversion price.

(in millions)	2003	2002
		(Restated – Note 3)
Net earnings (loss)	$ (563)	$ 1
Convertible debentures – net charge to retained earnings (deficit) (Note 14)	(11)	(10)
	$ (574)	$ (9)
Weighted average number of common shares outstanding – basic	102,249,203	102,247,406
Incremental number of common shares assumed to be issued on the exercise of stock options	115,471	221,333
Common shares issued on the assumed conversion of convertible debentures	20,000,000	18,904,110
Weighted average number of common shares outstanding – fully diluted	122,364,674	121,372,849
Options to purchase common shares not included in the above calculation*	4,821,015	2,481,678

*exercise prices were greater than the average market price of the common shares during the years.

Note 15. Capital Stock and Dividends (continued)

Shareholder rights plan (the "Plan")

A shareholder rights plan was adopted on December 14, 1998, to give the Board of Directors and the shareholders sufficient time to consider the terms of a takeover bid and allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value.

Under the Plan, each shareholder is issued one Common Share Purchase Right (a "Right") for each Common Share and each holder of a convertible subordinated debenture receives one Debenture Right ("Debenture Right"). The Rights and Debenture Rights become exercisable at the earlier of (i) the date of acknowledgment that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Corporation's outstanding voting shares, subject to certain exceptions; (ii) the date of the commencement of or first public announcement of the intent of any person to commence a takeover bid; (iii) the date on which a "Permitted Bid" ceases to qualify as such or such later time as may be determined by the Board of Directors. Should a person become an Acquiring Person (a "Flip-in Event"), each Right entitles the registered holder thereof, other than the Acquiring Person and related persons, to purchase from the Corporation one Common Share at a price equal to 50% of the market price per Common Share determined at that time, subject to adjustment, and each Debenture Right entitles the registered holder thereof to one Right for each Common Share into which the subordinated convertible debenture may then be converted.

A Permitted Bid is a takeover bid made to all holders of the Corporation's Common Shares and that is open for acceptance for not less than 60 days. A Permitted Bid represents a means by which a person may acquire shares not in contravention of the intent of the Plan.

Other than as described above, the Rights are not exercisable and cannot be transferred apart from the Common Shares and the Debenture Rights are not exercisable and cannot be transferred apart from the debentures. The holder of a Right or Debenture Right, as such, has no rights as a shareholder of the Corporation including, without limitation, the right to vote or to receive dividends. At any time prior to a Flip-in Event, the Board of Directors may redeem the Rights or Debenture Rights in whole (but not in part) at a redemption price of $0.001 per Right (subject to adjustment in certain events) and subject to shareholder approval.

The Plan will expire at the Annual Meeting in 2008. It must be confirmed by shareholders every three years. It was last confirmed by shareholders in April 2002.

Note 16. Stock-based Compensation

Key Employee Stock Option Plan

Under the Key Employee Stock Option Plan (KESOP), 13,000,000 Convertible Common Shares are reserved for issuance, of which 3,038,651 shares remained available at December 31, 2003. Under the KESOP, the exercise price of each option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. No compensation cost is recorded at the time of the grant. Options granted at $7.750 and $10.350 mature seven years after the date of the grant; all other options mature 10 years after the grant date. Options granted at $7.750 vested one year after the date of the grant; all other options vest, or vested, 1/3 each year in the first three years after the date of the grant.

Options outstanding at December 31, 2003 are as follows:

Shares	Exercise price per share	Number exercisable	Expiry date
229,000	$7.750	229,000	February 6, 2004
150,000	$10.350	150,000	June 26, 2004
517,000	$11.550	517,000	February 5, 2008
574,001	$8.300	574,001	February 8, 2009
100,000	$10.900	100,000	July 12, 2009
455,341	$8.800	455,341	February 8, 2010
994,337	$3.730	689,685	February 7, 2011
796,669	$4.500	335,353	February 6, 2012
1,004,667	$4.250	–	February 5, 2013
250,000	$1.200	–	November 25, 2013
5,071,015		3,050,380	

A summary of option activity during 2003 and 2002 is as follows:

	2003		2002	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	4,560,013	$ 6.758	3,880,009	$ 7.404
Granted	1,728,000	4.250	1,040,000	4.500
	250,000	1.200		
Exercised	–	–	(5,334)	3.370
Expired or cancelled	(1,466,998)	5.069	(354,662)	7.248
Outstanding at end of year	5,071,015	$ 6.118	4,560,013	$ 6.758
Exercisable at end of year	3,050,380	$ 7.619	2,697,380	$ 8.296

Under the settlement method of accounting for stock-based compensation, no compensation cost was recorded for the grants made under the KESOP on February 6, 2002, February 5, 2003, and November 25, 2003, since the exercise price of each option equals the market price of the Corporation's Convertible Common Shares on the date of the grant. For disclosure purposes, compensation cost for the grants made in 2003 and 2002 under the KESOP were calculated using the fair value method by applying the Black-Scholes pricing model and the following assumptions:

Grant date	November 25, 2003	February 5, 2003	February 6, 2002
Expected volatility	30%	23%	20%
Risk-free interest rate	3.75%	4.0%	4.5%
Expected life	4–6 years	4–6 years	4–6 years
Expected dividends	nil	nil	nil

Note 16. Stock-based Compensation (continued)

Recording the resultant fair value of the options would have reduced the net earnings or increased the net loss of the Corporation, in the following amounts:

(in millions)	2003	2002
Net earnings (loss)	$ 0.6	$ 0.4
Earnings (loss) per common share	$ 0.01	$ –

Deferred Share Unit Plan

On May 1, 2001, the Board of Directors approved a Deferred Share Unit Plan (the "Plan") for members of the Board and certain officers of the Corporation and its subsidiaries. The Plan became effective on July 1, 2001. Under the terms of the Plan, a Director may elect to receive all or a portion of his or her compensation, and certain officers may elect to receive all or a portion of certain elements of their compensation, in the form of notional Series A Convertible Common Shares of the Corporation (the "Shares"), which are referred to as deferred share units (DSUs). Annual elections are generally required. The number of DSUs to be credited to a "Unit holder's" account is determined by dividing the applicable amount of the compensation by the market value of the Shares at the time the compensation would otherwise have been paid. The DSUs are redeemable in cash in an amount equivalent to the number of DSUs in the Unit holder's account, multiplied by the market value of the Shares at the time of redemption determined following retirement or termination of employment.

A summary of activity during 2003 and 2002 is as follows:

	2003		2002	
	DSUs	Weighted average price	DSUs	Weighted average price
Outstanding at beginning of year	269,977	$ 3.810	122,101	$ 3.220
Granted	184,663	2.380	149,009	4.257
Exercised	(24,900)	2.296	(1,133)	3.810
Outstanding at end of year	429,740	$ 2.182	269,977	$ 3.810

For the year ended December 31, 2003, compensation cost for the Plan was nil as the value of the DSUs granted was offset by adjustments to the fair value of DSUs outstanding ($0.6 million in 2002).

Note 17. Supplemental Disclosure of Cash Flow Information

(in millions)	2003	2002
Cash paid for Interest (including convertible debentures)	$ 57	$ 53
Cash paid for Income taxes	10	16
Expenditures for capital assets resulting from an increase (decrease) in associated accounts payable and accrued liabilities	6	(9)
Expenditures for intangible assets financed directly by the service provider and excluded from the Consolidated Statement of Cash Flows (Note 12 (e))	22	19

Note 18. Employee Future Benefits

The Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures maintain a number of defined benefit and defined contribution plans providing benefits to most of its employees. Quantitative information provided in this note includes all of these plans either in total or, where indicated, as weighted averages. Qualitative information, such as details of benefits provided, refers to the plans at the Corporation and its wholly owned subsidiaries, and due to the number of employees covered by these plans relative to the plans at the joint ventures, is indicative of the factors that affect all employee future benefit cost.

The total expense for the Corporation's defined contribution pension plans was $2.1 million in 2003 ($2.1 million in 2002).

One of the Corporation's subsidiaries (Chisholm Coal Company) participates in a United Mine Workers of America (UMWA) multiemployer defined benefit plan providing pension benefits to hourly rated employees. This plan is accounted for as a defined contribution plan, which is typical of multiemployer plans. The Chisholm mine ceased operations in May 2002. Former hourly rated employees of the Chisholm mine continue to receive benefits from the UMWA plan.

Defined benefit plans

The defined benefit plans provide pension, other retirement, and post-employment benefits to salaried employees hired previous to August 1, 1997, and to most hourly rated employees. Employees do not contribute to the plans that are maintained by the Corporation's business units and wholly owned subsidiaries.

Defined pension benefits for salaried employees are calculated based on an average of their highest five years earnings. Pensions payable from these plans are not indexed for inflation. Pension benefits for hourly rated employees are based on years of service multiplied by dollar factors in accordance with collective agreements in order to determine the monthly pension payment amount. Cost-of-living adjustments are provided for bargaining unit retirees in accordance with the collective agreements.

Other benefit plans provide health care benefits including dental, hearing, vision, prescription drugs, and hospital care to retirees, their spouses and dependants, and to the retirees' surviving spouses, and life insurance coverage on the retiree. In addition, other benefit plans provide compensated absence benefits in the form of vacation to be taken immediately before retirement if certain service requirements are met.

Estimated average remaining service life

The estimated average remaining service life of active employees covered by the defined benefit pension plans for 2003 ranges from 8 to 15 years (8 to 16 years in 2002).

The estimated average remaining service life of active employees covered by the defined benefit plans providing other benefits ranges from 8 to 14 years in 2003 and 2002.

Cash payments to benefit plans

Total cash payments for employee future benefits, including cash contributed by the Corporation, its wholly owned business units, wholly owned subsidiaries, and joint ventures to funded pension plans, cash payments directly to employees for unfunded plans, and cash contributed to its defined contribution plans, was $133 million in 2003 ($105 million in 2002). These amounts include payments to the Ontario Pension Benefit Guarantee Fund (PBGF) of $14 million in 2003 and $10 million in 2002. The Corporation has elected to designate its four principal pension plans (Stelco Inc. and Stelco Lake Erie hourly rated and salaried) as Qualifying Plans, pursuant to regulations under the Pension Benefits Act, which results in higher payments into the PBGF and waiver of solvency funding payments otherwise required.

Note 18. Employee Future Benefits (continued)

Accrued benefit obligation and plan assets

Information about the Corporation's defined benefit plans, other than the multiemployer defined benefit plan, in aggregate, is as follows:

(in millions)	2003 Pension benefit plans	2003 Other benefit plans	2002 Pension benefit plans	2002 Other benefit plans
Accrued benefit obligation				
Balance at beginning of year	$ 3,263	$ 1,082	$ 2,748	$ 924
Increase (decrease) in ownership of joint venture	(18)	(8)	11	2
Current service cost	53	15	49	14
Interest cost	200	72	192	62
Benefits paid	(195)	(55)	(181)	(52)
Actuarial losses	244	156	189	135
Plan curtailments	6	(2)	–	–
Plan amendments	1	2	255	(1)
Other	2	2	–	(2)
Balance at end of year	3,556	1,264	3,263	1,082
Plan assets				
Fair value at beginning of year	2,613	9	2,822	9
Increase (decrease) in ownership of joint venture	(13)	–	11	–
Actual return on plan assets	342	1	(76)	(1)
Administrative expenses paid	(8)	–	(6)	–
Employer contributions	62	1	41	1
Benefits paid	(195)	(1)	(181)	–
Other	3	–	2	–
Fair value at end of year	2,804	10	2,613	9
Funded status – plan surplus (deficit)	(752)	(1,254)	(650)	(1,073)
Unamortized net actuarial loss	773	328	679	186
Unamortized past service costs	253	2	272	–
Accrued benefit asset (liability)	274	(924)	301	(887)
Valuation allowance	–	–	(2)	–
Accrued benefit asset (liability) net of valuation allowance	$ 274	$ (924)	$ 299	$ (887)

Note 18. Employee Future Benefits (continued)

The accrued benefit asset (liability) is reflected in the Consolidated Statement of Financial Position as follows:

	2003		2002	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Deferred pension cost	$ 274	$ –	$ 299	$ –
Employee future benefits liability – current	–	(49)	–	(47)
Employee future benefits liability – non-current	–	(875)	–	(840)
Total	$ 274	$ (924)	$ 299	$ (887)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of plans that are not fully funded:

	2003		2002	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Accrued benefit obligation	$ 3,445	$ 1,264	$ 3,130	$ 1,082
Fair value of plan assets	2,685	10	2,467	9
Funded status – plan (deficit)	$ (760)	$ (1,254)	$ (663)	$ (1,073)

Plan assets

The Corporation's weighted average pension plan asset allocation at December 31 is as follows:

Percentage of plan assets at December 31	2003	2002
Asset category		
Equity investments	53%	52%
Debt investments	43%	45%
Other	4%	3%
Total	100%	100%

No equity or debt instruments of the Corporation are included in the above investments.

Note 18. Employee Future Benefits (continued)

Net benefit plan cost

Elements of defined benefit costs recognized in the year:

	2003		2002	
(in millions)	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Current service cost	$ 53	$ 15	$ 49	$ 14
Interest cost	200	72	192	62
Net actual return on plan assets	(334)	(1)	82	1
Actuarial losses on the accrued benefit obligation in the year	244	156	189	135
Cost of plan amendments in the year	1	2	255 (d)	(1)
Curtailments	6	(1)	–	–
Settlements	4	–	–	–
Ontario Pension Benefit Guarantee Fund	9	–	5	–
Other	1	5	1	–
Employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	184	248	773	211
Adjustments to recognize the long-term nature of employee future benefit costs:				
Difference between expected return and actual return on plan assets for the year	125 (a)	–	(300)	(2)
Difference between actuarial (gain) loss recognized for the year and actual actuarial (gain) loss on accrued benefit obligation for the year	(230)(b)	(146)(b)	(188)	(134)
Difference between amortization of past service costs for the year and actual plan amendments for the year	19 (c)	(2)	(243)	1
Valuation allowance	(2)	–	(13)	–
Net benefit costs recognized	$ 96	$ 100	$ 29	$ 76

(a) Expected return on plan assets of $209 million minus actual return on plan assets $334 million equals deferral of return on plan assets of $125 million.

(b) Pension benefit plans: Loss recognized in the year of $14 million minus actuarial loss on accrued benefit obligation in the year of $244 million equals deferral of actuarial loss of $230 million.

Other benefits plans: Loss recognized in the year of $10 million minus actuarial loss on accrued benefit obligation in the year of $156 million equals deferral of actuarial loss of $146 million.

(c) Amortization of past service costs for the year of $20 million minus actual plan amendments in the year of $1 million equals recognition of prior period past service costs of $19 million.

(d) Plan amendments in 2002 relate principally to additional benefits provided to hourly rated employees at Stelco Hamilton under a new labour contract that was effective August 1, 2002. The cost of these amendments is being amortized over the estimated average remaining service life (EARSL) of these employees as of August 1, 2002, which was 12 years.

Note 18. Employee Future Benefits (continued)

Measurement and valuation

The measurement date for the Corporation's principal employee future benefit plans is December 31. Actuarial valuations on the Corporation's four principal pension plans for 2003 funding purposes were carried out on December 31, 2002. These plans are subject to a valuation review every year. Actuarial valuations for the plans of subsidiaries are generally required every three years. Actuarial valuations for funding purposes will be required at December 31, 2003, for the four principal plans (Stelco Inc. and Stelco Lake Erie hourly rated and salaried) and for most of the plans of the subsidiaries.

Significant assumptions

The significant actuarial assumptions adopted are as follows (weighted average):

Accrued benefit obligation as of December 31:

	2003		2002	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	6.00%	6.21%	6.25%	6.70%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Benefit costs for years ended December 31:

	2003		2002	
	Pension benefit plans	Other benefit plans	Pension benefit plans	Other benefit plans
Discount rate	6.25%	6.70%	6.75%	6.73%
Expected long-term rate of return on plan assets	7.75%	8.40%	7.75%	8.50%
Estimated rate of compensation increase	4.00%	4.00%	4.00%	4.00%

Assumed health care cost trend rates at December 31:

	2003	2002
Initial health care cost trend rate	8.2%	7.7%
Cost trend rate declines to	4.6%	4.3%
Year that the rate reaches the rate it is assumed to remain at	2013	2014

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans (included in Other benefit plans). A one-percentage-point change in the assumed health care cost trend rates would have the following effects for 2003:

(in millions) increase (decrease)	One percentage point increase	One percentage point decrease
Total of service and interest cost	$ 14	$ (14)
Accrued benefit obligation	167	(133)

Pension assumptions

Pension benefit obligations and the related effects on operations are calculated using actuarial models. In 2003, three critical assumptions – the discount rate, the retirement age and expected return on assets – were important elements affecting plan cost and asset/liability measurement. Management evaluates these critical assumptions at least annually. Other assumptions involving demographic factors, such as mortality, are evaluated periodically and are updated to reflect expected future experience giving consideration to actual past experience. Actual results in any year will differ from assumptions.

Note 19. Financial Instruments

Risk management activities

Interest rate risk

The Corporation did not enter into any interest rate swap agreements during 2003 or 2002 and as at December 31, 2003 or 2002, no interest rate swap agreements were in place.

Foreign exchange risk

No foreign exchange contracts with arm's length counterparties were entered into in 2003 or 2002 and, accordingly, none were outstanding as at December 31, 2003 or 2002.

Concentration of credit risk

The Corporation does not have significant exposure to any individual customer or counterparties. The major markets for the Corporation's products are the automotive sector, steel service centres, the construction industry, various industries that utilize pipe and tube products, and wire and wire products. Except in a few situations where the risk warrants it, the Corporation does not require collateral on trade receivables. The Corporation reviews its customers' credit histories before extending credit and conducts regular reviews of its existing customers' credit performances. Overall, credit risk related to the Corporation's trade receivables is limited due to the large number of customers in differing industries and geographical areas.

Fair values

The estimated fair value of the Corporation's long-term debt, including the portion due within one year, is not reasonably determinable given the current status of the Corporation while under creditor protection (see Note 12). The carrying value of other financial instruments approximates fair value due to the short maturities or the terms and conditions attached to these instruments.

Note 20. Segmented Information

The Corporation operates, primarily within the North American market, as a group of businesses producing and marketing a wide range of steel products. Businesses in the Integrated Steel segment produce raw materials (coal and ore) and manufacture and sell slabs, hot rolled, cold rolled, and coated sheet; and bar and rod. Businesses in the Mini-mill segment provide scrap as a raw material, and manufacture and sell billets, merchant bars, and special quality bar products. Businesses comprising the Manufactured Products segment manufacture and sell wire and wire products, large- and small-diameter pipe, and forged grinding balls. Intersegment sales are recorded at market value.

Financial information for Welland Pipe Ltd. has been excluded from the Manufactured Products reportable segment for 2003 and 2002 (see Note 4).

($ millions)	2003	2002
		(Restated – Notes 3 and 4)
Net sales – trade		
Integrated Steel	$ 2,233	$ 2,336
Mini-mill	331	257
Manufactured Products	392	400
Intersegment sales		
Integrated Steel	(153)	(177)
Mini-mill	(62)	(60)
Manufactured Products	(1)	(1)
Net sales	$ 2,740	$ 2,755
Shipments – trade (thousands of net tons)		
Integrated Steel	4,158	4,126
Mini-mill	791	597
Manufactured Products	465	459
Intersegment shipments		
Integrated Steel	(336)	(359)
Mini-mill	(176)	(170)
Manufactured Products	–	–
Shipments	4,902	4,653

Note 20. Segmented Information (continued)

($ millions)	2003	2002
Operating earnings (loss)		
Integrated Steel	$ (301)	$ 33
Mini-mill	6	14
Manufactured Products	(18)	(6)
Operating earnings (loss)	$ (313)	$ 41
Assets		
Integrated Steel	2,014	2,536
Mini-mill	212	198
Manufactured Products	211	230
Assets	$ 2,437	$ 2,964
Amortization of capital assets		
Integrated Steel	120	126
Mini-mill	9	8
Manufactured Products	4	4
Amortization of capital assets	$ 133	$ 138
Expenditures for capital assets		
Integrated Steel	50	56
Mini-mill	4	7
Manufactured Products	1	10
Expenditures for capital assets (including Intangible assets)	$ 55	$ 73
Geographic segments		
Net sales		
Canada	2,283	2,288
United States	380	420
Other	77	47
Net sales	$ 2,740	$ 2,755
Capital assets – net		
Canada	1,100	1,262
United States	56	67
Capital assets – net	$ 1,156	$ 1,329

Note 21. Comparative Figures

Certain 2002 comparative figures have been reclassified to conform with the disclosure adopted for 2003.

Historical Summary

(Under Creditor Protection as of January 29, 2004 – Note 1)

($ in millions, except as indicated*)		2003	2002[1]	2001	2000	1999
Operations (thousands of net tons)						
Production of semi-finished steel		5,135	5,149	4,959	5,594	5,217
Steel shipments		4,902	4,653	4,690	4,684	4,862
Income and expense[3][5]						
Net sales	$	2,740	2,755	2,561	2,837	3,101
Costs	$	2,833	2,576	2,593	2,638	2,765
	$	(93)	179	(32)	199	336
Write-down of plate mill assets	$	87				
Amortization of property, plant and equipment	$	132	138	132	149	142
Amortization of intangible assets	$	1	–			
Operating earnings (loss)	$	(313)	41	(164)	50	194
Financial expense						
Interest on long-term debt	$	40	43	49	55	57
Other interest (income) expense – net	$	12	5	4	(7)	(13)
Earnings (loss) from continuing operations before income taxes	$	(365)	(7)	(217)	2	150
Income taxes – recovery (expense)	$	113	10	39	2	(43)
Future income tax asset valuation allowance	$	(304)				
Earnings (loss) from continuing operations	$	(556)	3			
Net earnings (loss)	$	(563)	1	(178)	4	107
Loss per common share from continuing operations	$	(5.54)	(0.07)			
Earnings (loss) per common share[2][8]	*$	(5.61)	(0.09)	(1.74)	0.04	0.97
– Fully diluted	*$	(5.61)	(0.09)	(1.74)	0.04	0.95
Financial position[3][5]						
Cash and cash equivalents	$	23	67	41	45	176
Other current assets	$	978	1,234	1,060	1,192	1,147
Total current assets	$	1,001	1,301	1,101	1,237	1,323
Bank indebtedness	$	215	145	76	43	6
Other current liabilities	$	433	556	587	571	614
Total current liabilities	$	648	701	663	614	620
Working capital	$	353	600	438	623	703
Property, plant, and equipment (net)	$	1,095	1,291	1,299	1,384	1,386
Intangible assets (net)	$	61	38	13		
Other non-current assets	$	285	351	415	347	201
Total investment	$	1,794	2,280	2,165	2,354	2,290
Long-term debt	$	395	419	456	508	576
Other non-current liabilities	$	952	845	892	851	258
Shareholders' equity	$	447	1,016	817	995	1,456
Convertible debentures	$	97	92			
Preferred shareholders' equity	$	–	–	–	–	–
Common shareholders' equity	$	350	924	817	995	1,456
Shareholders' equity	$	447	1,016	817	995	1,456
Common shareholders' equity per common share[10]	*$	3.42	9.03	7.99	9.73	13.80
Cash flows[4]						
Net cash provided by (used for):						
Operating activities	$	(21)	(10)	69	75	224
Investing activities						
Expenditures for capital assets	$	(33)	(48)	(73)	(148)	(222)
Proceeds from sale of assets	$	–	–	21	–	–
Other investment activities (net)	$	–	8	–	6	20
Financing activities						
Increase (reduction) in bank indebtedness	$	70	69	33	37	(7)
Net proceeds from issue of long-term debt	$	–	11	19	1	168
Reduction of long-term debt	$	(52)	(87)	(70)	(64)	(64)
Net proceeds from issue of convertible debentures	$	–	87			
Purchase or redemption of preferred shares	$	–	–	–	–	(67)
Net proceeds from issue of common shares	$	–	–	–	–	3
Purchase of common shares	$	–	–	–	(26)	(8)
Interest paid on convertible debentures	$	(8)	(4)			
Cash dividends paid	$	–	–	(3)	(12)	(18)
Net increase (decrease) in Cash and cash equivalents	$	(44)	26	(4)	(131)	29
Cash and cash equivalents at end of year	$	23	67	41	45	176
Other data						
Return on average capital employed[7]	%	(26.5)	1.1	(6.7)	1.5	6.2
Return on average common shareholders equity[8]	%	(88.3)	0.1	(19.7)	0.3	7.3
Long-term debt/equity – % of total capital		–	32/68	39/61	37/63	31/69
Dividends declared – preferred[9]	$	–	–	–	–	4
Dividends declared – common	$	–	–	–	12	13
Per common share	*$	–	–	–	0.12	0.12
Common shares outstanding at year-end (millions)		102.2	102.2	102.2	102.2	105.5
Average number of employees including joint ventures[5][6]		9,143	9,749	10,096	10,811	11,133
Number of pensioners at year-end		12,820	12,803	12,276	12,134	12,019
Pensions paid during the year	$	195	181	167	156	145

1998	1997	1996	1995	1994	1993
5,256	5,108	5,009	4,970	4,841	4,924
4,607	4,818	4,577	4,380	4,460	4,492
3,168	3,149	2,941	2,926	2,916	2,491
2,824	2,760	2,638	2,521	2,553	2,314
344	389	303	405	363	177
135	129	132	130	138	122
209	260	171	275	225	55
50	43	46	63	75	78
(12)	(7)	(6)	(12)	(2)	7
171	224	131	224	152	(30)
(52)	(87)	(52)	(68)	(37)	(6)
119	137	79	156	115	(36)
1.04	1.17	0.63	1.35	1.01	(0.62)
1.03	1.14	N/A	N/A	N/A	N/A
147	322	165	190	267	111
1,186	1,086	1,021	1,000	962	816
1,333	1,408	1,186	1,190	1,229	927
13	22	17	67	156	176
678	607	549	548	550	452
691	629	566	615	706	628
642	779	620	575	523	299
1,309	1,236	1,129	1,223	1,277	1,194
191	189	173	121	81	243
2,142	2,204	1,922	1,919	1,881	1,736
474	486	393	457	581	695
229	264	203	198	140	112
1,439	1,454	1,326	1,264	1,160	929
67	166	167	172	178	178
1,372	1,288	1,159	1,092	982	751
1,439	1,454	1,326	1,264	1,160	929
12.95	12.00	11.02	10.39	9.04(10)	8.80
171	291	191	266	253	125
(212)	(252)	(53)	(79)	(23)	(8)
–	5	21	5	46	–
20	17	(62)	–	–	(10)
(9)					
57	153	11	80	–	–
(67)	(57)	(65)	(207)	(202)	(52)
(98)	–	(6)	(6)	–	–
2	14	1	1	134	2
(17)	–	–	–	–	–
(22)	(19)	(13)	(48)	(17)	–
(175)	152	25	12	191	57
147	300	148	123	111	(65)
6.8	7.8	5.5	10.2	8.7	0.5
8.4	10.2	5.9	13.9	12.2	(6.8)
27/73	27/73	25/75	28/72	35/65	50/50
7	13	13	47	17	4
13	9	–	–	–	–
0.12	0.09	–	–	–	–
105.9	107.3	105.2	105.1	104.9	81.0
11,670	11,732	12,076	12,356	13,120	11,951
11,788	11,993	11,961	11,800	11,735	11,371
141	147	142	141	141	131

1. Data for 2002 were restated for the change in accounting policy regarding blast furnace relines and the closure of Welland Pipe Ltd. (see Notes 3 and 4). Years prior to 2002 were not restated.
2. Effective January 1, 2001, the Corporation adopted the Accounting Standard concerning Earnings per share (see Note 15(d)). The new standard is applied to 2000 and subsequent years only. Years prior to 2000 were not restated.
3. Effective January 1, 2000, the Corporation adopted the Accounting Standards concerning Employee future benefits and Income taxes (see Notes 18 and 5). The new standards were applied retroactively without restatement of prior years.
4. Effective January 1, 1999, the calculation of Cash and cash equivalents excludes Bank indebtedness. 1998 figures have been restated. Years prior to 1998 were not restated.
5. Effective January 1, 1995, Accounting Standards require that the Corporation proportionately consolidate all joint venture investments. 1994 figures were restated; 1993 and prior years were not restated since the financial information required was not reasonably determinable.
6. The average number of employees of Stelco Inc., its wholly owned business units, and wholly owned subsidiaries was 11,768 in 1994, 11,437 in 1995, 11,141 in 1996, 10,763 in 1997, 10,649 in 1998, 10,193 in 1999, 9,922 in 2000, 9,278 in 2001, 8,890 in 2002, and 8,399 in 2003.
7. After adding back interest on long-term debt (net of tax) to net earnings (loss).
8. After preferred dividends.
9. No dividends on preferred shares were declared in the first three quarters of 1993. Dividends declared – preferred in 1995, 1994, and 1993 include payment of arrears.
10. 1994 reflects the exercise of 22,200,000 Common Share Purchase Warrants.

Directors and Officers

Directors

John E. Caldwell
Corporate Director
A director since 1997
Toronto, Ontario

William P. Cooper
President and
Chief Executive Officer
Cooper Construction Limited
A director since 1989
Oakville, Ontario

Peter J. Dey
Partner
Osler, Hoskin & Harcourt
A director since 2002
Toronto, Ontario

Richard Drouin
Corporate Director
A director since 1996
Quebec City, Quebec

Gary J. Lukassen
Corporate Director
A director since 2002
Mississauga, Ontario

Douglas W. Mahaffy
President and
Chief Executive Officer
McLean Budden Limited
A director since 1993
Toronto, Ontario

The Hon. Barbara J. McDougall
Consultant
Aird & Berlis LLP
A director since 1999
Toronto, Ontario

Courtney Pratt
President and
Chief Executive Officer
Stelco Inc.
A director since 2002
Hamilton, Ontario

Officers and Executives

Richard Drouin
Chairman

Courtney Pratt
President and
Chief Executive Officer

Colin Osborne
Chief Operating Officer and
Executive Vice President – Strategy

William E. Vaughan
Senior Vice President – Finance
and Chief Financial Officer

G. Blair Cowper-Smith
Corporate Secretary and
General Counsel

William G. Missen
Senior Vice President – Commercial

Brian W. Warry
Vice President –
Purchasing, Raw Materials,
Stelpipe and Stelwire

Timothy F. Huxley
Vice President – Corporate Affairs

Jack E. DiCosimo
Vice President – Operations,
Stelco Hamilton

Corporate Directory*

Corporate office

Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Tel: (905) 528-2511
Fax: (905) 577-4412
Internet address:
www.stelco.ca or
www.stelco.com
Courier address:
100 King Street West
Hamilton, Ontario L8P 1A2

Stelco Integrated Steel Business

Stelco Hamilton
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Jack E. DiCosimo
Vice President – Operations
Tel: (905) 527-8335
Fax: (905) 308-7002

Stelco Lake Erie
General Delivery
Nanticoke, Ontario N0A 1L0
Peter K. Knocke
General Operations Manager
Tel: (519) 587-4541
Fax: (519) 587-7705

Subsidiary companies, wholly owned

Norambar Inc.
P.O. Box 249
Contrecoeur, Quebec J0L 1C0
Marcel Francoeur
President and
Chief Executive Officer
Tel: (450) 587-2012
Fax: (450) 587-1101

AltaSteel Ltd.
P.O. Box 2348
Edmonton, Alberta T5J 2R3
Peter M. Ouellette
President and
Chief Executive Officer
Tel: (780) 468-1133
Fax: (780) 468-7335

Stelwire Ltd.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
David S. Hunter
General Manager
Tel: (905) 528-9473
Fax: (905) 577-4409

Stelfil Ltée
303 St. Joseph Blvd.
Lachine, Quebec H8S 2K9
Bernard M. Guay
Vice President and
General Manager
Tel: (514) 367-2424
Fax: (514) 367-2408

Stelpipe Ltd.
P.O. Box 1010
Welland, Ontario L3B 5Y6
J. E. Fry
General Manager
Tel: (905) 735-7473
Fax: (905) 735-9069

Stelco USA, Inc.
2855 Coolidge Hwy.
Suite 203
Troy, Michigan
U.S.A. 48084
Lincoln S. Simpson
Vice President and
General Manager
Tel: (248) 649-3460
Fax: (248) 649-1104

Fers et Métaux Recyclés Ltée
1975 Rue J.-M. Langlois
Laprairie, Quebec
Marcel Francoeur
President
Tel: (450) 444-4424
Fax: (450) 444-4499

Ontario Hibbing Company, Minnesota
Ontario Tilden Company, Michigan
Stelco Holding Company, Delaware
Stelco Coal Company, Pennsylvania

Other offices

Quebec Sales Office
P.O. Box 249
Contrecoeur, Quebec J0L 1C0
Tel: (450) 587-2266
Fax: (450) 587-2272

Windsor Sales Office
4520 Rhodes Drive, Unit 100
Windsor, Ontario N8W 5C2
Tel: (519) 251-1050
Fax: (519) 251-1650

Joint ventures

Iron Ore	*% owned*
Wabush Mines, Nfld. & Que.	44.6
Hibbing Development Company, Minn.	24.1
Tilden Mining Company L.C., Mich.	15.0
Ontario Iron Company, Minn.	10.0
Hibbing Taconite Company, Minn.	6.7

Other	*% owned*
Z-Line Company, Ont.	60.0
Baycoat, Ont.	50.0
MOLY-COP Canada, B.C. (A partnership of AltaSteel Ltd.)	50.0
GenAlta Recycling Inc., Alta. (A corporate joint venture of AltaSteel Ltd.)	50.0
D.C. Chrome Limited, Ont.	50.0
Camrose Pipe Company, Alta.	40.0
Arnaud Railway Company, Que.	44.6
Wabush Lake Railway Company, Limited, Nfld.	44.6
Knoll Lake Minerals Limited, Nfld.	26.0
Northern Land Company Limited, Nfld.	22.3
Twin Falls Power Corporation Limited, Nfld.	7.6

*Excludes inactive companies

Shares

The Series A and Series B Convertible Common Shares are listed on the Toronto Stock Exchange. The rights and privileges of each class of shares are set out in the notes to the consolidated financial statements in this Annual Report.

At December 31, 2003, there were 7,377 registered holders of common shares. Approximately 96% of the Corporation's issued common shares were held by shareholders with Canadian addresses.

Series A common shares

		Quarter 1		Quarter 2		Quarter 3		Quarter 4	
		2003	2002	2003	2002	2003	2002	2003	2002
High	$	4.85	5.90	3.48	6.70	1.52	5.24	2.69	4.65
Low	$	3.06	3.35	1.05	4.60	0.93	3.30	0.95	3.10
Trading volume (in millions)		29	60	63	36	59	24	80	24

Dividends

Dividends on common shares were last paid on February 1, 2001. No dividends were declared in 2003 or 2002.

Transfer agent

The Series A and Series B Convertible Common Shares are transferable through the Corporation's Transfer Agent, CIBC Mellon Trust Company, at their offices in Toronto, Montreal, and Vancouver.

Investor Inquiries

Questions and comments regarding Stelco Inc. or any information appearing in the Annual Report, Quarterly Reports, or any other corporate publication may be directed to:

Stelco Inc.
Office of the Secretary,
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Telephone: (905) 528-2511
Ext. 4985
Fax: (905) 577-4575

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's website: www.stelco.com.


The paper used in this report is acid and elemental chlorine-free and contains a minimum of 10% recycled fibre.

stelco

Stelco Inc. P.O. Box 2030, Hamilton, Ontario, Canada L8N 3T1

STELCO INC.
QUARTER 1, 2004
REPORT TO THE SHAREHOLDERS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Management's Discussion and Analysis (MD&A) and the annual audited Consolidated Financial Statements and Notes contained in the Corporation's 2003 Annual Report, and with the Interim Financial Statements and Notes contained in this report. This discussion of the Corporation's business may include forward-looking information with respect to the Corporation, including its business and operations and strategies, as well as its financial performance and conditions. Such statements can generally be identified by the use of forward-looking words such as, "may," "will," "expect," or similar variations. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties including the risk factors discussed in the MD&A of the Corporation's 2003 Annual Report, as well as the risks associated with the restructuring process referred to below. Actual results may differ from expected results.

Creditor Protection and Restructuring

On January 29, 2004 (the "Filing Date"), Stelco Inc. obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The order may be amended throughout the CCAA proceedings on motions from Stelco Inc., its creditors, and other interested stakeholders. On the same date, Stelco Inc. made a concurrent petition for recognition of the CCAA order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The Canadian proceedings include Stelco Inc. and its wholly owned subsidiaries, Stelwire Ltd. (Stelwire), Stelpipe Ltd. (Stelpipe), CHT Steel Company Inc. (CHT Steel), and Welland Pipe Ltd. (Welland Pipe), which are collectively referred to as the "Applicants". The U.S. proceedings include Stelco Inc., Stelwire, and Stelpipe. Welland Pipe was closed on March 7, 2003 (see Note 8). The Corporation's other subsidiaries and joint ventures are not included in the proceedings (see Note 6). During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. (the "Monitor") has been appointed by the Court as Monitor in the Canadian proceedings and will be reporting to the Court from time to time on the Applicants' cash flow and other developments during the proceedings.

The Canadian Court order and the U.S. proceedings have provided for an initial stay period of 30 days, which has subsequently been extended to May 28, 2004, and potentially to such later dates as the Court may order. The purpose of the Initial Order and stay of proceedings is to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors.

The Corporation is in the process of developing its revised business plan, which will serve as the basis for discussions with stakeholders. During the proceedings, the Corporation will seek input from its creditors, labour unions, and other stakeholders, with a view to developing a comprehensive restructuring plan to return the Corporation to viability. The restructuring plan will likely include strategic, operational, financial, and corporate elements. As part of the restructuring plan, a formal CCAA plan of arrangement (the "Plan") will be prepared and submitted to affected creditors, who will vote on the Plan, and to the Court for approval. Under the CCAA plan of arrangement, claims against the Applicants will be divided into classes, and each class will vote on the Plan as it pertains to that class. No determinations or rulings have been made to date as to the classification of affected creditors.

On February 13, 2004, certain locals of the United Steelworkers of America ("USWA") brought a motion seeking to rescind the Initial Order and dismiss the application of the Applicants for access to the protection of the CCAA on the basis that the Applicants were not insolvent. The Court dismissed the motion pursuant to written reasons released on March 22, 2004. On March 29, 2004, the USWA served a Notice of Motion seeking leave to appeal of the decision. Pursuant to an order of the Court of Appeal, expediting the motion, the Court of Appeal will consider the motion for leave to appeal during the week of May 3, 2004.

The CCAA proceedings have triggered defaults under substantially all debt obligations of the Applicants (see Notes 10 and 11). The Order generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Order grants the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and capital, provided or supplied after the date of the Order; rent payments under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

The Corporation plans to apply to the Court to extend the stay period beyond May 28, 2004, in order to obtain further time to consult with stakeholders and develop its Plan. Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present its Plan, or should the USWA motion to rescind the Initial Order be successful, or should the Plan not be accepted by the affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations will then be due and payable immediately, or subject to acceleration, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants' assets.

An Accommodation Agreement, which provides for the continued access to the Applicants' $350 million credit facility, and a $75 million Debtor-In-Possession (DIP) Credit Agreement were finalized in March 2004. Further information regarding the terms of these agreements is contained in Note 1 to the Consolidated Financial Statements.

Financial and Operational Summary

Stelco Inc. *(Unaudited)*
(Under Creditor Protection as of January 29, 2004 – Note 1)
*($ in millions, except as indicated *)*

		Three months ended March 31		
			Restated (Note 3)	
		2004	**2003**	Favourable (Unfavourable)
Net sales	$	**774**	693	81
Costs		**740**	694	(46)
Amortization of property, plant, and equipment		**31**	34	3
Operating earnings (loss)		**3**	(35)	38
Reorganization items ***(Note 4)***		**(23)**	–	(23)
		(20)	(35)	15
Financial expense				
Interest on long-term debt		**(11)**	(10)	(1)
Other interest – net		**(5)**	(2)	(3)
Loss before income tax from continuing operations		**(36)**	(47)	11
Income tax expense (recovery)				
Current		**–**	1	1
Future		**(7)**	(10)	(3)
Future income tax asset valuation allowance		**6**	–	(6)
Net loss from continuing operations		**(35)**	(38)	3
Net loss from discontinued operations *(Note 8)*		**(1)**	(6)	5
Net loss	$	**(36)**	(44)	8
Loss per common share from continuing operations ***(Note 15)***	*$	**(0.35)**	(0.40)	0.05
Loss per common share ***(Note 15)***	*$	**(0.36)**	(0.46)	0.10
Average revenue per ton	*$	**609**	594	15
Cost per ton	*$	**582**	595	13
Semi-finished steel production (thousands of net tons)		**1,366**	1,301	65
Shipments (thousands of net tons)		**1,271**	1,166	105

Strong market demand, low customer inventories, and consolidation in the U.S. steel industry resulted in improved steel pricing in the first quarter of 2004. Unprecedented increases in the cost of scrap and coke resulted in the industry enacting selling price surcharges. Selling price surcharges are expected to continue in the second quarter but may ease somewhat as scrap prices are currently decreasing. Due to the strong demand and a lack of steel availability, the higher Canadian dollar did not negatively impact selling prices when compared to first quarter 2003. Market demand is expected to outpace supply in the second quarter 2004. The Integrated Steel segment continues to solidify its base sales as contract business approaches 60% of total sales (43% at the start of 2003).

Net sales and costs

Net sales of $774 million for the quarter were 12% higher than in the same quarter 2003. Steel shipments of 1,271,000 tons were 9% higher, including increased shipments to the automotive sector, while average revenue per ton of $609 was up $15 (3%). The first quarter increase in average revenue per ton was primarily due to:

- selling price increases due to improved market demand and consolidation in the U.S. steel industry
- selling price surcharges

Production of semi-finished steel in first quarter 2004 of 1,366,000 tons was 65,000 tons higher than the same quarter of 2003 due mainly to increased operations at Norambar (first quarter 2003 was ramping up after the strike, which ended January 6, 2003) and increased production at Stelco Hamilton (first quarter 2003 at reduced levels due to the sluggish economy).

Cost per ton of $582 in first quarter 2004 was down $13 (2%) compared with the same quarter of 2003 primarily due to:

- increased production at Stelco Hamilton and Norambar
- strengthening Canadian dollar
- lower natural gas prices

The above cost decreases were partially offset by:

- higher raw material costs, particularly scrap and coke
- higher pension and health care expense

First quarter costs do not reflect the total impact of the higher input costs, as a significant portion of these costs remained in inventory at the end of the quarter.

Amortization of property, plant, and equipment in first quarter 2004 was $3 million less than the same quarter of 2003 as some assets became fully amortized in 2003. Amortization of the cost of the Corporation's enterprise resource planning (ERP) systems began in 2003 when portions of the system went into operation.

Reorganization items

As a result of the CCAA filing, the Corporation has followed accounting policies applicable to an entity under creditor protection. As described in Notes 1 and 2, revenues, expenses, gains and losses, and provisions for losses that are directly associated with the reorganization and restructuring process have been reported on the Consolidated Statement of Earnings (Loss) as Reorganization items. In first quarter 2004, reorganization items of $23 million were recorded, as detailed in Note 4.

Financial expense

Other interest increased from first quarter 2003 due to higher levels of bank indebtedness and higher interest rates under the Accommodation Agreement.

Interest on debt obligations will continue to be recognized under Canadian generally accepted accounting principles (GAAP).

Future income taxes

In 2003, the Corporation recorded valuation allowances against its future income tax assets due to uncertainty regarding the availability of sufficient taxable income in carry-forward periods to allow realization of those future income tax assets. Given continued uncertainty and the restructuring process under CCAA, a valuation allowance of $6 million was recorded in first quarter 2004 against future income tax assets. The total valuation allowance at March 31, 2004 was $326 million. Net future income tax recoveries represent recognition of future income tax assets at entities that are not Applicants under the CCAA filing and where it is considered more likely than not that the benefit will be realized.

Quarter-to-Quarter Comparison

Stelco Inc. *(Unaudited)*
(Under Creditor Protection as of January 29, 2004 – Note 1)
*($ in millions, except as indicated *)*

	Quarter 1 2004	Restated (Note 3) Quarter 4 2003	Favourable (Unfavourable)
Net sales	$ **774**	697	77
Costs	**740**	716	(24)
Write-down of plate mill assets	**–**	87	87
Amortization of property, plant, and equipment	**31**	31	–
Amortization of intangible assets	**–**	1	1
Operating earnings (loss)	**3**	(138)	141
Reorganization items *(Note 4)*	**(23)**	–	(23)
	(20)	(138)	118
Financial expense			
Interest on long-term debt	**(11)**	(9)	(2)
Other interest – net	**(5)**	(4)	(1)
Loss before income tax from continuing operations	**(36)**	(151)	115
Income tax expense (recovery)			
Current	**–**	(5)	(5)
Future	**(7)**	(27)	(20)
Future income tax asset valuation allowance	**6**	304	298
Impact of income tax rate changes	**–**	(28)	(28)
Net loss from continuing operations	**(35)**	(395)	360
Net loss from discontinued operations *(Note 8)*	**(1)**	–	(1)
Net loss	$ **(36)**	(395)	359
Loss per common share from continuing operations *(Note 15)*	*$ **(0.35)**	(3.89)	3.54
Loss per common share *(Note 15)*	*$ **(0.36)**	(3.89)	3.53
Average revenue per ton	*$ **609**	548	61
Cost per ton	*$ **582**	562	(20)
Semi-finished steel production (thousands of net tons)	**1,366**	1,329	37
Shipments (thousands of net tons)	**1,271**	1,273	(2)

Net sales and costs

The net loss of $36 million in first quarter 2004 compared with a $395 million loss in fourth quarter 2003. The change was mainly due to the future tax asset valuation allowance difference of $298 million, the $87 million write-down of the plate mill assets, and a $54 million improvement in operating performance, partly offset by the $28 million impact of Ontario government income tax rate changes in fourth quarter 2003 and the recording of $23 million of Reorganization items (see Note 4) arising from the CCAA filing.

Net sales of $774 million for the quarter were 11% higher than fourth quarter 2003. Steel shipments of 1,271,000 tons were similar while average revenue per ton of $609 was up $61 (11%). The first quarter increase in average revenue per ton was primarily due to:

- selling price increases due to improved market demand and consolidation in the U.S. steel industry
- selling price surcharges
- a higher-value-added mix of sales due to increased shipments to the automotive sector

Cost per ton in first quarter 2004 of $582 was up $20 (4%) compared with fourth quarter 2003 primarily due to:

- higher raw material and energy costs
- higher pension and health care expense
- higher-value-added mix of sales

The above cost increases were partially offset by:

- increased production at Stelco Hamilton
- fourth quarter 2003 included the Stelco Lake Erie blast furnace repair

Segmented Information

In the following segment narratives, net sales, shipments, and average revenue per ton data exclude intersegment sales.

Integrated Steel segment

The Integrated Steel segment of the Corporation comprises those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie integrated steel plants and their raw materials properties. The primary markets served by this segment are automotive, transportation, construction, manufacturing, pipe and tubular manufacturers, steel service centres, and steel fabricators. The segment provides a significant quantity of steel required by Stelco's Manufactured Products segment.

Net sales for the Integrated Steel segment in the first quarter were $563 million compared with $539 million in first quarter 2003. The 4% increase in net sales was primarily due to:

- higher average selling prices
- an increase in sales to the automotive sector
- a 3% increase in shipments with increased hot rolled and coated sales

Cost per ton decreased $5 in the quarter compared with the same quarter of 2003. The decrease was primarily due to:

- increased production at Stelco Hamilton
- strengthening Canadian dollar
- lower natural gas prices

The above cost decreases were partially offset by:

- higher raw material costs, particularly scrap and coke
- higher pension and health care expense

An operating loss of $7 million was recorded for this segment in first quarter 2004 compared with an operating loss of $28 million in the same quarter of 2003.

The coke ovens and blast furnace at Stelco Hamilton established new monthly production records. The Stelco Lake Erie hot strip mill facility established a quarterly production record.

Integrated Steel continues to solidify its base sales by increasing its proportion of contract business, principally with automotive customers. Contract business is approaching 60% of total sales (43% at the start of 2003). Contract business provides relatively stable pricing compared with spot market business during market cycles. Contract business often requires higher levels of finished goods inventory. Most contracts are renewed on December 31 and have a term of one year.

Trade

The overall level of steel imports remained near 40% of Canadian apparent steel consumption in first quarter 2004. During the quarter, a number of cases were reviewed by the Canadian Border Services Agency concerning several products sold by the Corporation, including hot rolled, cold rolled, and non-automotive corrosion-resistant steel sheet. In all cases, it was determined that dumping from offshore producers would likely resume if the findings currently in place were to be lifted. The Canadian International Trade Tribunal has scheduled hearings to determine if continuation of measures currently in place is necessary to prevent injury to the domestic industry. The Corporation remains actively involved in these proceedings in an attempt to prevent surges in unfairly priced imports that would negatively affect selling prices.

Labour Matters

The Stelco Lake Erie labour contract expires on July 31, 2004. Lake Erie's automotive customers may request Stelco to build additional finished goods inventory of up to 100,000 tons in advance of union contract negotiations. An inventory build of this magnitude would create a significant liquidity risk.

The Corporation has a 44.6% interest in the Wabush Mines, a Canadian iron ore property, which is a major supplier of iron ore pellets to the Integrated Steel operations. The Wabush labour contract expired on March 1, 2004, and the mine has continued normal operations during ongoing negotiations.

Mini-mill segment

The Mini-mill segment of the Corporation includes Norambar Inc. and AltaSteel Ltd. located in Contrecoeur, Quebec, and Edmonton, Alberta, respectively. These wholly owned subsidiaries comprise electric arc steelmaking, billet casting, and bar rolling facilities, and have combined steelmaking capacity of approximately 1,000,000 tons. This segment also includes the respective mini-mills' metal recyclers, 100%-owned Fers et Métaux Recyclés Ltée and 50%-owned GenAlta Recycling Inc. The primary markets served by this segment are automotive, construction, oil and gas, mining, manufacturing, and steel service centres.

Net sales for the Mini-mill segment in the first quarter were $96 million compared with $56 million in first quarter 2003. Shipments of 187,000 tons in the quarter were 62,000 tons higher than in the same quarter of 2003. The increase in sales revenue and shipments in first quarter 2004 was primarily due to:

- selling price increases due to improved market demand
- selling price surcharges
- Norambar shipments were low in first quarter 2003 as it returned to work after the strike

Average revenue per ton increased to $513 per ton in first quarter 2004 from $448 per ton in the same quarter of 2003 mainly due to higher selling prices with strong market place demand, and the application of raw material surcharges.

Overall demand for bars, rebar, and billets exceed Norambar's capabilities to meet all of the demands of its customers. This has resulted in major price increases that are not likely to be negatively impacted by any scrap cost reduction in the foreseeable future.

Cost per ton increased $56 in the quarter compared with the same quarter of 2003. The increase was primarily due to:

- an unprecedented increase in scrap prices
- Norambar steelmaking output restricted due to a scrap shortage caused by substantial exports (situation improving in March)
- higher electricity costs
- higher costs for additives and ferro-alloys

Operating earnings for this segment were $7 million, compared with break-even operating earnings in first quarter 2003.

The Canadian International Trade Tribunal (CITT) has initiated inquiries regarding the expiry of dumping findings on reinforcing bar. Norambar has responded indicating that the industry would be subject to serious dumping if the findings were allowed to expire. On April 28, the CITT ruled that it would conduct hearings to determine whether to continue the dumping findings.

The AltaSteel steelmaking facility set a quarterly production record.

An increase in the diversion of scrap may create local shortages and impact production and costs.

The current collective agreement at AltaSteel expires on July 31, 2004.

Manufactured Products segment

The Manufactured Products segment of the Corporation includes business units, both wholly and partially owned, involved in the manufacturing of value-added steel products. Products manufactured by units in this segment include a wide variety of wire and wire products, small- and large-diameter pipe and tubular products, and grinding balls.

Manufactured Products net sales of $115 million in first quarter 2004 compared with $98 million in first quarter 2003. The increase in net sales was primarily due to stronger market demand, resulting in an increase in small-diameter pipe and higher-value-added wire sales. Shipments at Stelwire were 11% lower than the same quarter 2003 due to the permanent loss of processed rod business.

Operating income of $3 million was recorded by this segment during first quarter 2004 compared with an operating loss of $7 million for first quarter 2003. The change was primarily due to stronger market conditions.

The current collective agreement at Stelpipe expires on September 30, 2004.

Liquidity and Capital Resources

The Corporation's liquidity and capital resources position is summarized as follows:

($ in millions)

		Mar. 31, 2004	Mar. 31, 2003	Dec. 31, 2003
Cash and cash equivalents	$	**78**	39	23
Available lines of credit *	$	**466** **	312	355
Lines of credit drawn down	$	**301**	141	215
Net liquidity	$	**243**	210	163

* After letters of credit usage
** Includes $75 million DIP facility

Information for the Applicants included in the above table at March 31, 2004 is Cash and cash equivalents - $55 million; available lines of credit - $412 million ($425 million less $13 million in letters of credit); lines of credit drawn down - $271 million; and net liquidity - $196 million.

Other Financing

AltaSteel Ltd.

On January 6, 2004, AltaSteel Ltd. arranged an extension to the end of May 2005 for its $15 million revolving line of credit.

Norambar Inc.

On January 28, 2004, previous financing was replaced with a three-year $30 million operating credit facility, available until January 28, 2007. The facility is collateralized by the accounts receivable, inventory, and other assets of Norambar Inc. and its wholly owned subsidiary, Fers et Métaux Recyclés Ltée. Norambar is required to maintain a minimum of $3 million of excess eligible collateral over its drawings and letters of credit. In addition, there are certain other covenants that Norambar must meet. Drawings can generally be made by way of Canadian or U.S. borrowings at a rate of 1.25% over the Canadian prime rate or the U.S. base rate. Borrowings under the new facility are disclosed as Bank indebtedness on the Consolidated Statement of Financial Position.

Accommodation Agreement and Debtor-In-Possession financing

An Accommodation Agreement and a Debtor-In-Possession Agreement were finalized in first quarter 2004. Further information regarding the terms of there agreements is contained in Note 1.

Cash flow

In first quarter 2004, net cash usage of $31 million resulted from a positive cash contribution from operations of $15 million, which was more than offset by cash required for the reduction of long-term debt ($23 million, including $16 million of refinancing related to Norambar), expenditures for capital assets ($13 million), and for the directors' and officers' trust ($10 million).

In first quarter 2003, net cash usage of $24 million resulted from a positive cash contribution from operations of $2 million, which was more than offset by cash required for the reduction in long-term debt ($12 million), expenditures for capital assets ($10 million), and interest paid on the convertible debentures ($4 million).

Changes in Accounting Policy

Asset retirement obligations

On January 1, 2004, a change in accounting policy was adopted by the Corporation to conform with the new CICA Handbook Section 3110, *Asset retirement obligations*. This section applies to legal obligations (i.e. existing or enacted law, statute, ordinance, or contract) associated with the retirement of tangible long-lived assets. This standard applies to the Corporation's mining interests in Wabush, Hibbing, and Tilden iron ore properties. The standard has been adopted retroactively, resulting in a restatement of 2003. On January 1, 2004, an obligation of approximately $10 million was recorded on the Consolidated Statement of Financial Position representing the Corporation's estimated asset retirement obligation for these properties, principally relating to the Wabush joint venture. A former participant in Wabush funded its share of estimated future mine closure costs at the time of its exit from the joint venture. The Corporation has reflected its share of these funds ($4 million) in Other non-current assets on the Consolidated Statement of Financial Position. The net charge of $6 million has been recorded directly to retained earnings (deficit). The accounting change will result in a non-cash charge to income of approximately $1.8 million in 2004, consisting primarily of the accretion of the liability.

Stock-based compensation

On January 1, 2004, the Corporation adopted the accounting changes as required in CICA Handbook Section 3870, *Stock-based compensation and other stock-based payments*. Under the new standard, the fair value of stock options is recorded as compensation cost by a charge to income over the vesting period of the grant. Previously, the fair value of stock options was calculated and disclosed as a note to the financial statements, since the options, when exercised, were settled in shares rather than cash. The calculation of the fair value of the stock options under the new standard is identical to the method previously used and is described in Note 13. The new standard has been applied retroactively without restatement of prior periods, since the effect on prior periods was not material. Note disclosure of the effect on prior periods will continue. The impact on the Consolidated Statement of Financial Position at January 1, 2004 was a decrease to retained earnings of $1.6 million, and an increase to contributed surplus of $1.6 million. Based on options outstanding at January 1, 2004, the application of the policy will result in a charge to income of approximately $0.4 million in 2004. Application of the new standard will have no effect on the method presently used for accounting for grants made under the Deferred Share Unit (DSU) Plan. Since awards made under the DSU plan are settled in cash, their fair value has been recorded as a compensation cost, and is disclosed in Note 13.

Impairment of long-lived assets

A new CICA Handbook Section 3063, *Impairment of long-lived assets*, came into effect on January 1, 2004, replacing the write-down provisions in Section 3061, *Property, plant, and equipment*. The new section provides guidance on the recognition, measurement, and disclosure related to the impairment of long-lived assets. This section requires that an impairment loss be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. The impact of this section, if any, in 2004 and subsequent years will be dependent upon future events.

Restructuring Developments

Discussions between the applicants and stakeholders

The Applicants and their advisors have initiated discussions with Stelco's major stakeholders and their representatives to begin the development of a framework that will allow the Applicants to commence the restructuring process. These discussions have led to the Court granting representation orders relating to certain of the Applicants' active salaried employees and retired salaried employees.

The Applicants are also in active discussions with the legal advisors for certain of the holders of its senior unsecured debentures.

The Applicants, with the assistance of the Chief Restructuring Officer (the "CRO"), have assembled a presentation and information book to be presented to stakeholders (collectively the "Stakeholder Presentation").

The Applicants, the Monitor, and the CRO met with the representatives of the Applicants' active salaried employees and retired salaried employees, along with their legal counsel, on April 5, 2004, to present the Stakeholder Presentation and respond to questions. The Applicants, the Monitor, and the CRO also met with representatives of the lenders under the Existing Financing Agreement with their legal counsel and financial advisor on April 6, 2004, to present the Stakeholder Presentation and respond to questions.

The Applicants' executive management met with representatives of a local of the Canadian Auto Workers ("CAW") on March 29, 2004. The CAW represents the hourly workers of Stelpipe Ltd. The purpose of the meeting was to provide an update to the CAW on the CCAA process and to discuss Stelco's plans for its Stelpipe subsidiary.

During the week ending April 2, 2004, two separate meetings were held between Stelco's executive management and representatives of Locals 1005, 8782, 5328, and 8460 of the United Steelworkers of America ("USWA"). The purpose of these meetings was to provide information to the USWA on the CCAA process and to attempt to establish a process to enable the Applicants to share information with respect to the Applicants' financial position and business forecast with the USWA and commence restructuring discussions. On April 26, 2004, a meeting was held between Stelco's executive management and representatives of Locals 1005, 8782, 5328, and 8460 to present certain information from the Stakeholder Presentation.

On February 13, 2004, certain locals of the USWA brought a motion seeking to rescind the Initial Order and dismiss the application of the Applicants for access to the protection of the CCAA on the basis that the Applicants were not insolvent. The Court dismissed the motion pursuant to written reasons released on March 22, 2004. On March 29, 2004, the USWA served a Notice of Leave to Appeal of the decision. On May 5, 2004, the Court of Appeal denied the motion for leave to appeal.

Executive management met with representatives of the Ontario government on April 23 and members of the media on April 27 to present certain information from the Stakeholder Presentation.

Other restructuring activities

Stelco has engaged Hatch Consulting to assist it in preparing a long-term strategic plan for its business and operations. In addition, Stelco's review of possible cost reduction measures in its current operations continues. A number of teams have been established across the Corporation to identify cost-reduction opportunities.

In the matter of construction liens under the Construction Liens Act, and on consent of Stelco and the Monitor, the Court lifted the stay of proceedings to enable a number of lien claimants to register and so preserve those lien claims. Under the Court Orders, the lien claimants are not to take any further steps against Stelco to enforce their lien claims during the stay period without leave of the Court.

On April 13, 2004, Stelco obtained an Order allowing it to postpone the time within which to hold its annual general meeting of shareholders to three months from the date of the termination of the stay period.

Outlook

On January 29, 2004, Stelco Inc. announced that it was initiating a Court-supervised restructuring in order to restore its financial health and competitive position in the North American steel industry. The granted Order covers Stelco Inc. and its subsidiaries, Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc., and Welland Pipe Ltd. Other subsidiaries, including AltaSteel Ltd., Norambar Inc., and Stelfil Ltée, are not participating in the process.

A thorough financial and strategic review has concluded that Stelco has a serious viability issue. The problems include a high cost structure, a deteriorating cash position, and an inability to compete against other steel companies that have benefited from their own restructurings. Stelco needs to reduce its liabilities and costs, improve productivity, and focus on key operations and products to become more competitive. In addition, the Corporation requires additional funding to complete strategically critical capital projects at its Stelco Hamilton and Stelco Lake Erie business units. Stelco is developing a number of cost reduction measures and strategic initiatives to implement in the near future.

Selling prices for steel have risen significantly during the first part of 2004. However, the Corporation believes that these increases in steel prices are not sustainable and therefore are not expected to be sufficient to offset growing cost issues. The large quantity of steel capacity built in China during the last five years, and new capacity in China currently under construction or planned for construction, creates additional uncertainties and risks regarding the sustainability of North American steel prices in 2004 and beyond. Further strengthening of the Canadian dollar may have an additional negative impact on Stelco.

Steel industry conditions are expected to remain strong in the near term with a favourable supply/demand balance. The risk of imports flooding the market in the near term is low due to high freight rates and continuing strong demand in China.

Stelco intends to emerge from the restructuring process as a more efficient and competitive company, however, there is a risk that failure to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court will result in substantially all debt obligations being due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Applicants' assets.

HAMILTON, ONTARIO
May 6, 2004



Courtney Pratt
President and Chief Executive Officer



William E. Vaughan
Senior Vice President – Finance
and Chief Financial Officer

CONSOLIDATED STATEMENT OF EARNINGS (LOSS) *(Unaudited)*
(Under Creditor Protection as of January 29, 2004 – Note 1)
(in millions – except per share amounts)

	Three months ended March 31	
	2004	Restated (Note 3) **2003**
Net sales	$ **774**	$ 693
Costs	**740**	694
	34	(1)
Amortization of property, plant, and equipment	**31**	34
Operating earnings (loss)	**3**	(35)
Reorganization items ***(Note 4)***	**(23)**	–
	(20)	(35)
Financial expense		
Interest on long-term debt	**(11)**	(10)
Other interest – net	**(5)**	(2)
Loss before income taxes from continuing operations	**(36)**	(47)
Income tax expense (recovery)		
Current	**–**	1
Future	**(7)**	(10)
Future income tax asset valuation allowance	**6**	–
Net loss from continuing operations	**(35)**	(38)
Net loss from discontinued operations *(Note 8)*	**(1)**	(6)
Net loss	$ **(36)**	$ (44)
Loss per common share ***(Note 15)***		
Basic and fully diluted		
Continuing operations	$ **(0.35)**	$ (0.40)
Net loss	$ **(0.36)**	$ (0.46)
Weighted average common shares outstanding – millions	**102.2**	102.2

See Notes to Consolidated Financial Statements

OPERATIONS *(thousands of net tons) (Unaudited)*		
Production of semi-finished steel	**1,366**	1,301
Shipments	**1,271**	1,166

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (DEFICIT) *(Unaudited)*
(Under Creditor Protection as of January 29, 2004 – Note 1)
(in millions)

	Three months ended March 31	
	2004	Restated (Note 3) **2003**
Balance at beginning of year as previously reported	$ **(444)**	$ 130
Retroactive adjustment on implementation of changes in accounting policy *(Note 3)*	**(8)**	(5)
Balance at beginning of year as restated	**(452)**	125
Net loss	**(36)**	(44)
Convertible debentures charges *(Note 11)*	**(1)**	(3)
Balance at end of period	$ **(489)**	$ 78

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION *(Unaudited)*
(Under Creditor Protection as of January 29, 2004 – Note 1)
(in millions)

	At March 31		At December 31 Restated (Note 3)
	2004	**2003**	**2003**
Current assets			
Cash and cash equivalents	**$ 78**	$ 39	$ 23
Accounts receivable	**480**	421	381
Inventories	**552**	715	575
Prepaid expenses	**38**	11	22
Future income taxes	**–**	55	–
	1,148	1,241	1,001
Current liabilities			
Current liabilities not subject to compromise			
Bank indebtedness *(Note 9)*	**301**	141	215
Accounts payable and accrued	**213**	415	322
Employee future benefits	**49**	50	49
Income and other taxes	**17**	18	12
Long-term debt due within one year *(Note 10)*	**44**	51	50
	624	675	648
Working capital	**524**	566	353
Other assets			
Property, plant, and equipment	**1,070**	1,260	1,095
Intangible assets	**64**	43	61
Deferred pension cost	**253**	283	274
Future income taxes	**2**	74	2
Assets held for sale *(Note 8)*	**3**	–	–
Other	**27**	15	13
	1,419	1,675	1,445
Total investment	**1,943**	2,241	1,798
Other liabilities			
Other liabilities not subject to compromise			
Employee future benefits	**888**	846	875
Long-term debt *(Note 10)*	**59**	416	395
Future income taxes	**77**	5	77
Asset retirement obligations *(Note 7)*	**11**	9	10
	1,035	1,276	1,357
Liabilities subject to compromise *(Note 5)*	**578**	–	–
Shareholders' equity	**$ 330**	$ 965	$ 441
Derived from:			
Convertible debentures (*Note 11*)	**–**	70	74
Convertible debentures conversion option (*Note 11*)	**23**	23	23
Capital stock *(Note 12)*	**781**	781	781
Contributed surplus *(Note 3)*	**15**	13	13
Retained earnings (deficit)	**(489)**	78	(450)
	$ 330	$ 965	$ 441

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS *(Unaudited)*
(Under Creditor Protection as of January 29, 2004 – Note 1)
(in millions)

CASH PROVIDED BY (USED FOR)

	Three months ended March 31	
	2004	Restated (Note 3) **2003**
Operating activities		
Net loss from continuing operations	$ (35)	$ (38)
Adjustments for items not affecting cash		
Reorganization items *(Note 4)*	17	–
Amortization of property, plant, and equipment	31	34
Future income taxes	(7)	(10)
Future income tax asset valuation allowance	6	–
Employee pension and other future benefits	38	19
Other	1	1
	51	6
Changes in operating elements of working capital *(see below)*	(30)	(1)
Other – net	(3)	(1)
Discontinued operations *(Note 8)*	(3)	(2)
	15	2
Investing activities		
Directors' and officers' trust *(Note 1)*	(10)	–
Expenditures for capital assets	(13)	(10)
	(23)	(10)
Financing activities		
Increase (decrease) in bank indebtedness	86	(4)
Interest paid on convertible debentures	–	(4)
Reduction of long-term debt *(Notes 9 and 10)*	(23)	(12)
	63	(20)
Cash and cash equivalents		
Net increase (decrease)	55	(28)
Balance at beginning of period	23	67
Balance at end of period	$ 78	$ 39
Changes in operating elements of working capital		
Accounts receivable	$ (98)	$ (37)
Inventories	24	53
Prepaid expenses	(16)	–
Accounts payable and accrued	55	(17)
Income and other taxes	5	–
	$ (30)	$ (1)

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited)*

1. CREDITOR PROTECTION AND RESTRUCTURING

On January 29, 2004 (the "Filing Date"), Stelco Inc. obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Court") granting creditor protection under the Companies' Creditors Arrangement Act ("CCAA"). The order may be amended throughout the CCAA proceedings on motions from Stelco Inc., its creditors, and other interested stakeholders. On the same date, Stelco Inc. made a concurrent petition for recognition of the CCAA order and ancillary relief under Section 304 of the U.S. Bankruptcy Code. The Canadian proceedings include Stelco Inc. and its wholly owned subsidiaries, Stelwire Ltd. (Stelwire), Stelpipe Ltd. (Stelpipe), CHT Steel Company Inc. (CHT Steel), and Welland Pipe Ltd. (Welland Pipe), which are collectively referred to as the "Applicants". The U.S. proceedings include Stelco Inc., Stelwire, and Stelpipe. Welland Pipe was closed on March 7, 2003 (see Note 8). The Corporation's other subsidiaries and joint ventures are not included in the proceedings (see Note 6). During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. (the "Monitor") has been appointed by the Court as Monitor in the Canadian proceedings and will be reporting to the Court from time to time on the Applicants' cash flow and other developments during the proceedings.

The Canadian Court order and the U.S. proceedings have provided for an initial stay period of 30 days, which has subsequently been extended to May 28, 2004, and potentially to such later dates as the Court may order. The purpose of the Initial Order and stay of proceedings is to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors.

The Corporation is in the process of developing its revised business plan, which will serve as the basis for discussions with stakeholders. During the proceedings, the Corporation will seek input from its creditors, labour unions, and other stakeholders, with a view to developing a comprehensive restructuring plan to return the Corporation to viability. The restructuring plan will likely include strategic, operational, financial, and corporate elements. As part of the restructuring plan, a formal CCAA plan of arrangement (the "Plan") will be prepared and submitted to affected creditors, who will vote on the Plan, and to the Court for approval. Under the CCAA plan of arrangement, claims against the Applicants will be divided into classes, and each class will vote on the Plan as it pertains to that class. No determinations or rulings have been made to date as to the classification of affected creditors.

On February 13, 2004, certain locals of the United Steelworkers of America ("USWA") brought a motion seeking to rescind the Initial Order and dismiss the application of the Applicants for access to the protection of the CCAA on the basis that the Applicants were not insolvent. The Court dismissed the motion pursuant to written reasons released on March 22, 2004. Pursuant to an order of the Court of Appeal, expediting the motion, the Court of Appeal will consider the motion for leave to appeal during the week of May 3, 2004.

The CCAA proceedings have triggered defaults under substantially all debt obligations of the Applicants (see Notes 10 and 11). The Order generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Order grants the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments, and other obligations to employees; the costs of goods and services, both operating and capital, provided or supplied after the date of the Order; rent payments under existing arrangements payable after the date of the filing; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.

The Corporation plans to apply to the Court to extend the stay period beyond May 28, 2004, in order to obtain further time to consult with stakeholders and develop its Plan. Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present its Plan, or should the USWA motion to rescind the Initial Order be successful, or should the Plan not be accepted by the affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations will then be due and payable immediately, or subject to acceleration, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants' assets.

On January 27, 2004, to indemnify the directors and officers of the Stelco Group against claims and liabilities that may arise as a result of their association with the Stelco Group, the Corporation transferred $10 million to an in-trust account. The amount has been excluded from Cash and cash equivalents and is included in Other assets on the Consolidated Statement of Financial Position.

An administrative charge was created as a first priority lien to the extent of $5 million on the Applicants' assets pursuant to the initial CCAA order. This is intended to secure the payment of the fees and disbursements for the Monitor, the Chief Restructuring Officer, counsel to the Monitor, independent counsel to the Board of Directors of Stelco Inc., and the Applicants' legal counsel.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

1. CREDITOR PROTECTION AND RESTRUCTURING *(continued)*

Contributing factors

The Corporation has incurred significant operating and cash losses in 2003. The Corporation believes that it will exhaust available sources of liquidity consistent with the projections at the time of the CCAA filing.

Costs have risen dramatically for inputs such as natural gas and electricity and raw materials, such as coal, coke, and scrap. The cost of employee future benefits – pensions and health care – are also increasing due to improved pension benefits negotiated in contracts with unionized employees, increasing health care costs, lower returns on pension plan assets, and the effect of lower interest rates on the discount factors used to determine the Corporation's liabilities under the pension and other benefit plans.

Global steelmaking overcapacity has exerted downward pressure on selling prices due to significant and continued import penetration of the Canadian market by steel products offered, in management's opinion, at unfairly low prices over the last several years. The appreciation in the value of the Canadian dollar during 2003 has further negatively affected selling prices. Selling prices have strengthened in the early part of 2004, due in part to increased demand, particularly in China. However, the Corporation believes that these price increases are not sustainable and therefore are not expected to be sufficient to offset growing cost issues. Several North American steel producers have emerged from court-supervised bankruptcy protection with a cost structure that is more competitive than that of the Corporation. The Corporation cannot compete effectively in this new environment unless it takes steps to reduce its liabilities and lower its overall costs.

In addition, the Corporation requires additional funding to complete strategically critical capital projects at its Hamilton and Lake Erie business units. The Corporation is unable to raise additional funds to complete these projects.

As a result of the above, the Corporation concluded it had a serious viability issue and that it did not and will not have the liquidity needed to operate without a Court-supervised restructuring. Failure to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court will result in substantially all debt obligations being due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Applicants' assets.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian generally accepted accounting principles as applied by the Corporation prior to the filing for CCAA. While the Corporation and certain of its subsidiaries have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The creditor protection proceedings provide the Corporation with a period of time to stabilize its operations and financial condition and develop a plan of arrangement. During the period, Debtor-In-Possession (DIP) financing, as described below, has been approved by the Court and is available if required, subject to borrowing conditions. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments may be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these financial statements.

While the Corporation is under creditor protection, the Corporation will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business (see Note 2 – Accounting Policies and Methods). Further, allowed claims arising under the CCAA proceedings may be recorded as liabilities and presented separately on the Statement of Financial Position. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Corporation, the Corporation will be required, under Canadian generally accepted accounting principles ("GAAP"), to adopt "fresh start" reporting. Under fresh start reporting, the Corporation will undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required under fresh start reporting.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

1. CREDITOR PROTECTION AND RESTRUCTURING *(continued)*

In accordance with generally accepted accounting principles appropriate for a going concern, property, plant, and equipment is carried at the lower of cost less accumulated amortization and net recoverable amount. This carrying amount is reviewed for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. Net recoverable amount is the sum of undiscounted cash flows from operations and cash flow from disposal of the property, plant, and equipment. The Corporation's filing for creditor protection under CCAA triggered an impairment review. In estimating future cash flows from operations of the Corporation's property, plant, and equipment, the Corporation made certain assumptions about the reductions in operating costs and its liabilities that could be achieved in the restructuring of its operations. The Corporation believes that these assumptions are consistent with use of the going concern assumption in the preparation of these financial statements. In connection with the CCAA proceedings, any compromise of liabilities will require the approval of affected creditors and any changes to collective agreements agreed to with labour unions, will require the approval of the applicable employees. There can be no assurance that such agreement or cost reductions will be reached and that future cash flows will be sufficient to recover the carrying amount of property, plant, and equipment. Under the Corporation's existing cost structure, management estimates that future cash flows from operations is likely to be negative over the foreseeable future. This situation would result in the write-down of the Corporation's property, plant, and equipment to liquidation value. The Corporation believes that this situation is equivalent to the liquidation basis of accounting which is not consistent with the going concern basis of accounting.

Financing during CCAA proceedings

Debtor-In-Possession (DIP) financing

The Corporation has finalized the negotiation of a Debtor-In-Possession (DIP) Credit Agreement secured financing dated March 8, 2004. This financing is with the same Lenders, participating in the same percentages, as in the revolving operating credit facility dated November 20, 2003 (see 2003 Annual Report - Note 7 to the Consolidated Financial Statements).

The Agreement includes Stelco Inc., (the "Borrower"), Stelwire Ltd., Stelpipe Ltd., Welland Pipe Ltd., and CHT Steel Company Inc. (the "Applicant Subsidiary Companies") and is for $75 million as a revolving line of credit to fund the ordinary course of operations of the above group of businesses during the CCAA proceedings. The DIP is secured by a second charge on the receivables and inventory and a first charge on property, plant, and equipment. Additionally, the DIP is secured by a first pledge of the shares of certain subsidiaries of Stelco Inc.

Each of the Applicant Subsidiary Companies has guaranteed payment of the Borrower's obligations and provided Lenders' liens on all their assets as security.

Interest rates are Canadian prime rate plus 4%, U.S. base rate plus 4%, or unused facility fee margin of 0.5%. A commitment fee of 3% of the revolving line of credit is due as follows: (i) 2% on acceptance of the commitment letter; (ii) 0.5% on the earlier of 60 days from the initial CCAA order or the first revolving loan; (iii) the remaining 0.5% to be paid at the time of the first drawing on this loan.

The DIP facility (the "DIP facility") has a maximum term that extends to the earliest of (i) one year from March 22, 2004; (ii) the termination of the Corporation's $350 million revolving operating credit facility; and (iii) the effective date of the Plan under the CCAA proceedings. However, repayments of amounts owed under the DIP facility and termination of the DIP facility may be earlier than the term indicated above if an event of default occurs under the DIP facility, the Accommodation Agreement, and the $350 million revolving operating credit facility (the "Credit Agreements"). Events of default under the Credit Agreements include: (i) the Court Order for CCAA protection is rescinded; (ii) there is a failure to make required payments or abide by the terms of the Credit Agreements; (iii) the Borrower fails to obtain Court and creditor approval of a plan of arrangement by December 29, 2004; (iv) any plan of arrangement fails to become effective and fully implemented by January 29, 2005.

Accommodation Agreement

The CCAA filing was an event of default of the Corporation's $350 million revolving operating credit facility (see 2003 Annual Report - Note 7 to the Consolidated Financial Statements).

Under the Accommodation Agreement dated January 29, 2004, CIT Business Credit Canada Inc., General Electric Capital Canada Inc., and Fleet Capital Canada Corporation (the "Lenders") have agreed (i) to continue to make the credit facilities available; (ii) to make certain amendments to the revolving operating credit facility; and (iii) to forbear exercising remedies under the revolving operating credit facility as a result of the CCAA filing event of default.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

1. CREDITOR PROTECTION AND RESTRUCTURING *(continued)*

This Accommodation Agreement (and the term of the $350 million revolving operating credit facility) will expire at the earliest of (i) 12 months from January 29, 2004; (ii) implementation of a plan of arrangement or reorganization under the CCAA; (iii) termination of the DIP facility; and (iv) the date at which the Lenders shall have terminated the forbearance under the terms of the Accommodation Agreement due to a further event of default.

Interest rates under the Accommodation Agreement are (i) prime rate loans – prime rate plus 2.50%; (ii) U.S. base rate loans – U.S. base rate plus 2.50%; (iii) LIBOR loans – LIBOR plus 4%; (iv) Banker's acceptance drawing fee – 4%; (v) issuance of any letter of credit – 4%. A non-refundable forbearance fee of $1.5 million was paid upon finalization of the Accommodation Agreement.

2. ACCOUNTING POLICIES AND METHODS

These financial statements have been prepared using the same generally accepted accounting principles as applied to the Corporation prior to certain entities of the Corporation filing for creditor protection, except as described below. Accordingly, interim financial statements have been prepared in accordance with the accounting policies and methods used in the most recent annual financial statements as described on pages 36 to 38 of the Corporation's 2003 Annual Report, except for the policies described in Note 3 below, which were changed effective January 1, 2004. The financial statements and notes presented in this interim report should be read in conjunction with the most recent annual financial statements. Uncertainties arose upon the filing under CCAA on January 29, 2004, which are described in Note 1 – Creditor Protection and Restructuring – Basis of preparation and going concern issues. As stated in Note 1, these financial statements are prepared using the going concern concept.

Certain 2003 comparative figures have been reclassified to conform to the disclosure adopted for 2004.

Accounting policies applicable to an entity under Creditor Protection

As a result of the filings as described in Note 1, the Corporation will follow accounting policies, including disclosure items, applicable to entities that are under creditor protection. In addition to Canadian GAAP, the Corporation is applying the guidance in the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (SOP 90-7). While SOP 90-7 refers specifically to Chapter 11 in the U.S., its guidance, in management's view, is also applicable to an entity restructuring under CCAA, where it does not conflict with Canadian GAAP.

Consistent with Canadian GAAP, SOP 90-7 does not change the manner in which financial statements are prepared. However, SOP 90-7 does require that the financial statements for periods subsequent to the filing distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the business are reported separately as Reorganization items (see Note 4). The timing of the recognition of Reorganization items is consistent with generally accepted accounting principles. Cash flows related to Reorganization items have been disclosed separately in Note 4.

While no payments will be made on liabilities subject to compromise, including long-term debt, interest on debt obligations will continue to be recognized under Canadian GAAP, consistent with Canadian legal requirements. Interest is not a Reorganization item. The Consolidated Statement of Financial Position distinguishes pre-filing liabilities subject to compromise from both those pre-filing liabilities that are not subject to compromise and from post-filing liabilities (see Note 5). Liabilities that may be affected by the Plan have been reported at the amounts estimated to be allowed, even if they may be settled for lesser amounts. At this point in time, a claims procedure has not been established and a plan of arrangement has not been proposed. Resulting adjustments to the estimated allowed claims may be material and may be recorded as a reorganization adjustment. Consolidated Financial Statements that include one or more entities in reorganization proceedings and one or more

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

2. ACCOUNTING POLICIES AND METHODS *(continued)*

entities not in reorganization proceedings are required to include disclosure of Condensed Combined Financial Statements of the entities in reorganization proceedings, including disclosure of the amount of intercompany receivables and payables therein between Applicants and non-Applicants (see Note 6).

SOP 90-7 has been applied effective January 29, 2004, and for subsequent reporting periods while the Corporation continues to operate under creditor protection.

The resulting changes in reporting are described in Note 4 (Reorganization items), and Note 5 (Liabilities subject to compromise), and Note 6 (Condensed Combined Financial Statements).

3. CHANGES IN ACCOUNTING POLICY

Asset retirement obligations

On January 1, 2004, a change in accounting policy was adopted by the Corporation to conform with the new CICA Handbook Section 3110, *Asset retirement obligations*. This section applies to legal obligations (i.e. existing or enacted law, statute, ordinance, or contract) associated with the retirement of tangible long-lived assets. This standard applies to the Corporation's mining interests in Wabush, Hibbing, and Tilden iron ore properties. The standard has been adopted retroactively, resulting in a restatement of 2003. On January 1, 2004, an obligation of approximately $10 million was recorded on the Consolidated Statement of Financial Position representing the Corporation's estimated asset retirement obligation for these properties, principally relating to the Wabush joint venture. A former participant in Wabush funded its share of estimated future mine closure costs at the time of its exit from the joint venture. The Corporation has reflected its share of these funds ($4 million) in Other non-current assets on the Consolidated Statement of Financial Position. The net charge of $6 million has been recorded directly to retained earnings (deficit). The accounting change will result in a non-cash charge to income of approximately $1.8 million in 2004, consisting primarily of the accretion of the liability.

Stock-based compensation

On January 1, 2004, the Corporation adopted the accounting changes as required in CICA Handbook Section 3870, *Stock-based compensation and other stock-based payments*. Under the new standard, the fair value of stock options is recorded as compensation cost by a charge to income over the vesting period of the grant. Previously, the fair value of stock options was calculated and disclosed as a note to the financial statements, since the options, when exercised, were settled in shares rather than cash. The calculation of the fair value of the stock options under the new standard is identical to the method previously used and is described in Note 13. The new standard has been applied retroactively without restatement of prior periods, since the effect on prior periods was not material. Note disclosure of the effect on prior periods will continue. The impact on the Consolidated Statement of Financial Position at January 1, 2004 was a decrease to retained earnings of $1.6 million, and an increase to contributed surplus of $1.6 million. Based on options outstanding at January 1, 2004, the application of the policy will result in a charge to income of approximately $0.4 million in 2004. Application of the new standard will have no effect on the method presently used for accounting for grants made under the Deferred Share Unit (DSU) Plan. Since awards made under the DSU plan are settled in cash, their fair value has been recorded as a compensation cost, and is disclosed in Note 13.

Impairment of long-lived assets

A new CICA Handbook Section 3063, *Impairment of long-lived assets*, came into effect on January 1, 2004, replacing the write-down provisions in Section 3061, *Property, plant, and equipment*. The new section provides guidance on the recognition, measurement, and disclosure related to the impairment of long-lived assets. This section requires that an impairment loss be recognized when the carrying value of a long-lived asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is the amount by which the carrying value of the asset exceeds its fair value. The impact of this section, if any, in 2004 and subsequent years will be dependent upon future events (see Note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

4. REORGANIZATION ITEMS

Reorganization items represent post-filing revenues, expenses, gains and losses, and provisions for losses that can be directly associated with the reorganization and restructuring of the Applicants. The cash flow related to reorganization and restructuring items since the date of filing amounts to approximately $6 million including Accommodation Agreement and DIP financing fees.

(in millions)	Three months ended Mar. 31, 2004
Professional fees	$ 6
Write-off of deferred financing costs on compromised debt (i)	1
Adjustment of convertible debenture balance to anticipated claim amount (ii)	15
Amortization of Accommodation and DIP financing fees	1
Total reorganization items	$ 23

(i) As a result of certain long-term debt being classified as subject to compromise, all related deferred financing costs have been written off.

(ii) To adjust principal element of convertible debentures from $75 million to $90 million (see Note 11).

5. LIABILITIES SUBJECT TO COMPROMISE

Liabilities subject to compromise refers to liabilities incurred prior to the filing date that may be dealt with as affected claims under a CCAA plan of arrangement in the CCAA proceedings, as well as claims arising out of any repudiated leases, contracts, and other arrangements. At this point in time, a claims procedure has not been established and a plan of arrangement has not been proposed. It is possible that financial statement items not currently included below as claims subject to compromise will be added to this category of liabilities at a later date. The amounts below are the Corporation's estimate of known and expected claims in this category and are subject to future adjustment as a result of negotiations, Court orders, proofs of claim, and other events. Any additions to this category of liabilities and any adjustments may be material and, depending on their nature, may be recorded as a reorganization adjustment. The plan of arrangement will determine how a particular class of affected claims will be settled, including payment terms, if applicable.

(in millions)	Mar. 31, 2004
Accounts payable and accrued liabilities	$ 148
Accrued interest payable	18
Long-term debt *(Note 10)*	322
Convertible debentures *(Note 11)*	90
	$ 578

The Corporation continues to accrue for interest on unsecured debt that is subject to compromise. No interest has been paid on unsecured debt of the Applicants subsequent to January 29, 2004, the date of the CCAA filing.

6. CONDENSED COMBINED FINANCIAL STATEMENTS

As stated in Note 2, Consolidated Financial Statements should provide disclosure of Condensed Combined Financial Statements of the entities in reorganization proceedings (Applicants), including disclosure of the amount of intercompany receivables and payables between Applicants and non-Applicants. Following are the Condensed Combined Financial Statements of the Applicants and non-Applicants for the first quarter of 2004.

Intercompany receivables and payables are disclosed on a net basis and will be subject to the claims procedure order when established by the Court. Resulting adjustments may be material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

6. CONDENSED COMBINED FINANCIAL STATEMENTS *(continued)*

Entities not in reorganization proceedings include AltaSteel Ltd., Norambar Inc., Stelfil Ltée, Stelco Holding Company, and their wholly owned subsidiaries and joint ventures.

Condensed Combined Statement of Earnings (Loss)
(in millions)

	Three months ended March 31, 2004			
	Entities in Reorganization Proceedings	**Entities not in Reorganization Proceedings**	**Eliminations**	**Consolidated Totals**
Net sales	$ 656	174	(56) *1*	774
Costs	649	147	(56) *2*	740
	7	27	–	34
Amortization of property, plant, and equipment	22	9	–	31
Operating earnings (loss)	(15)	18	–	3
Intercompany income (expense)	(1)	1	– *3*	–
Reorganization items *(Note 4)*	(23)	–	–	(23)
	(39)	19	–	(20)
Financial expense	(13)	(3)	–	(16)
Earnings (loss) from continuing operations before income taxes	(52)	16	–	(36)
Income tax (recovery) expense	1	(2)	–	(1)
Earnings (loss) from continuing operations	(53)	18	–	(35)
Net loss from discontinued operations *(Note 8)*	(1)	–	–	(1)
Net earnings (loss)	$ (54)	18	–	(36)

1 Intercompany sales
2 Intercompany sales and profit elimination
3 Intercompany interest, foreign exchange, and management fees

Condensed Combined Statement of Cash Flows
(in millions)

	Three months ended March 31, 2004		
	Entities in Reorganization Proceedings	**Entities not in Reorganization Proceedings**	**Consolidated Totals**
Net cash provided by operating activities	$ (4)	19	15
Investing activities			
Directors' and officers' trust *(Note 1)*	(10)	–	(10)
Expenditures for capital assets	(3)	(10)	(13)
	(13)	(10)	(23)
Financing activities			
Increase (decrease) in bank indebtedness	70	16	86
Reduction of long-term debt *(Note 10)*	–	(23)	(23)
	70	(7)	63
Cash and cash equivalents			
Net increase (decrease)	53	2	55
Balance at beginning of period	3	20	23
Balance at end of period	$ 56	22	78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

6. CONDENSED COMBINED FINANCIAL STATEMENTS *(continued)*

Condensed Combined Statement of Financial Position
(in millions)

	At March 31, 2004			
	Entities in Reorganization Proceedings	**Entities not in Reorganization Proceedings**	**Eliminations**	**Consolidated Totals**
Current assets	$ 902	246	–	1,148
Intercompany receivables	42	368	(410) *1*	–
Current assets	944	614	(410)	1,148
Current liabilities	436	188	-	624
Intercompany payables	37	42	(79) *1*	–
Current liabilities	473	230	(79)	624
Working Capital	471	384	(331)	524
Other Assets				
Property, plant, and equipment	747	323	–	1,070
Intangible assets	64	–	–	64
Deferred pension cost	233	20	–	253
Future income taxes	–	2	–	2
Assets held for sale *(Note 8)*	3	–	–	3
Intercompany investments and loans	287	(91)	(196) *2*	–
Other	13	14	–	27
	1,347	268	(196)	1,419
Total investment	1,818	652	(527)	1,943
Other liabilities				
Employee future benefits	745	143	–	888
Other liabilities not subject to compromise	21	126	–	147
	766	269	–	1,035
Liabilities subject to compromise *(Note 5)*	909	–	(331) *1*	578
Shareholders' equity	$ 143	383	(196)	330
Derived from:				
Convertible debentures *(Note11)*	–	–	–	–
Convertible debentures conversion option *(Note 11)*	23	–	–	23
Capital stock *(Note 12)*	781	196	(196) *2*	781
Contributed surplus *(Note 3)*	15	–	–	15
Retained earnings (deficit)	(676)	187	–	(489)
	$ 143	383	(196)	330

1 Intercompany receivables and payables
2 Intercompany investment at cost

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

7. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations (see Note 3) pertain to the Corporation's mining interests in Wabush, Tilden, and Hibbing iron ore properties. On January 1, 2004, an obligation of approximately $10 million was recorded on the Consolidated Statement of Financial Position representing the Corporation's estimated retirement obligation for these properties, principally relating to the Wabush joint venture. A former participant in Wabush funded its share of estimated future mine closure costs at the time of its exit from the joint venture. The Corporation has reflected its share of these funds ($4 million) in Other non-current assets on the Consolidated Statement of Financial Position. The total undiscounted amounts of the estimated cash flow required to settle the obligation is $84 million which is expected to be spent between 2013 and 2050. In determining the obligation, a credit-adjusted, risk-free interest rate of 16.65% was used. No additional liabilities were incurred in first quarter 2004, no liabilities were settled, and no revision to the estimated cash flows was made. An accretion expense of $0.4 million was recorded in Costs for first quarter 2004 ($0.4 million for first quarter 2003 as restated).

8. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Welland Pipe Ltd.

On March 7, 2003, the Corporation permanently closed its wholly owned subsidiary, Welland Pipe, a manufacturer of large-diameter pipe located in Welland, Ontario. The decision to permanently close the facility was based on a lack of order prospects. A pre-tax charge of $7 million ($5 million net of tax) was recorded in 2003, principally related to employee future benefits. In first quarter 2004, Welland Pipe made wind-up payments of $3 million to the pension plan covering its hourly employees, increasing deferred pension cost on the Consolidated Statement of Financial Position. Welland Pipe is an Applicant under the CCAA proceedings described in Note 1.

Welland Pipe Ltd. has been excluded from the Manufactured Products reportable segment.

Losses from discontinued operations recorded in 2003 and 2004 are as follows:

($ millions)

	Three months ended March 31	
	2004	**2003**
Net sales	$ –	$ –
Loss before income taxes	**(1)**	(1)
Income taxes	–	–
Net loss	**(1)**	(1)
Net loss related to closure of operations	–	(5)
Net loss from discontinued operations	$ **(1)**	$ (6)
Net loss per common share	$ **(0.01)**	$ (0.06)

Included in the Consolidated Statement of Financial Position are the following amounts related to discontinued operations:

($ millions)

	At March 31		At December 31
	2004	**2003**	**2003**
Working capital	$ **(5)**	$ (1)	$ (2)
Property, plant, and equipment	–	–	–
Deferred pension cost	**9**	5	6
Future income taxes	–	6	–
Other assets of discontinued operations	$ **9**	$ 11	$ 6
Employee future benefits – non-current	$ **17**	$ 14	$ 17

CHT Steel Company Inc.

The Corporation announced the closure of CHT Steel, a wholly owned subsidiary located in Richmond Hill, Ontario, on February 18, 2004. CHT Steel is an Applicant under the CCAA proceedings described in Note 1. CHT Steel processed plate sourced from the Stelco Hamilton plate mill. The only asset of CHT steel is property, plant, and equipment, the sale of which is being actively pursued. Accordingly, the net book value of these assets ($3 million) has been classified as assets held for sale on the Consolidated Statement of Financial Position. No impairment of the value of the assets has been recorded, based on a third-party appraisal of the value of the assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

9. BANK INDEBTEDNESS

(in millions)	Three Months Ended March 31	
	2004	**2003**
Applicants	**$ 271**	$ 135
Non-Applicants	**30**	6
Total Bank indebtedness	**$ 301**	$ 141

AltaSteel Ltd.

On January 6, 2004, AltaSteel Ltd. arranged an extension to the end of May 2005 for its $15 million revolving line of credit.

Norambar Inc.

On January 28, 2004, a previous financing was replaced with a three-year $30 million operating credit facility, available until January 28, 2007. The facility is collateralized by the accounts receivable, inventory, and other assets of Norambar Inc. and its wholly owned subsidiary, Fers et Métaux Recyclés Ltée. Norambar is required to maintain a minimum of $3 million of excess eligible collateral over its drawings and letters of credit. In addition, there are certain other covenants that Norambar must meet. Drawings can generally be made by way of Canadian or U.S. borrowings at a rate of 1.25% over the Canadian prime rate or the U.S. base rate. Borrowings under the new facility are disclosed as Bank indebtedness on the Consolidated Statement of Financial Position.

Accommodation Agreement and Debtor-In-Possession financing

An Accommodation Agreement and a Debtor-In-Possession financing were finalized in first quarter 2004. Further information regarding the terms of these agreements is contained in Note 1.

10. LONG-TERM DEBT

(in millions)	Three Months Ended March 31	
	2004	**2003**
10.4% retractable unsecured debentures due November 30, 2009	**$ 125**	$ 125
Notes payable at weighted average interest rate of 10.2%	**–**	15
8% retractable unsecured debentures due February 15, 2006	**150**	150
Computer system financing	**47**	27
	$ 322	$ 317
Long-term debt of Applicants subject to compromise	**$ 322**	
Long-term debt of non-Applicants	**103**	150
	103	467
Less amount due within one year	**44**	51
Total Long-term debt	**$ 59**	$ 416

On March 10, 2004, the Corporation did not make the quarterly installment on the term loan associated with the Stelco Hamilton plate mill. This debt is held by a wholly owned subsidiary of Stelco Inc. which is not an Applicant under the CCAA filing described in Note 1. The total debt is $26 million. The long-term portion of the debt ($9 million) has been reclassified to long-term debt due within one year on the Consolidated Statement of Financial Position. Unamortized issue expense on this debt ($0.4 million) has been expensed. Interest is being calculated in accordance with the terms of the credit agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

11. CONVERTIBLE DEBENTURES

On January 21, 2002, the Corporation issued $90 million of 9.5% Convertible Unsecured Subordinated Debentures ("Debentures") due February 1, 2007, for net proceeds of $87 million. The effective interest rate on the Debentures is 16.65%. The Debentures are convertible at the option of the holder into Series A Convertible Common Shares ("Shares") of the Corporation at any time prior to the maturity date at a conversion price of $4.50 per share. The Debentures are redeemable by the Corporation, under certain circumstances, on and after February 1, 2005. The Corporation has the option to pay interest in cash, or by the issuance to a Trustees of Shares, the proceeds of the sale of which would be used to discharge the interest payment to the holder. The Corporation has the option to repay the principal amount of the Debentures, at redemption or maturity, in cash or by the issuance of Shares directly to the holder. The Debentures have been classified as a component of shareholders' equity with an initial allocation of $67 million to the principal element and $23 million allocated to the value of the debenture holders' conversion option at the date of issue.

The CCAA filing is an event of default under the terms of the convertible debenture agreement and these debentures are immediately due and payable on demand subject to the provisions of the Initial Order (see Note 1). As a result, the Corporation is restricted in its ability to settle the convertible debentures through the issuance of shares and accordingly, the $75 million principal element of the debentures has been reclassified as debt. The conversion option continues to be classified as share capital.

(in millions)	Three Months Ended March 31	
	2004	**2003**
Opening balance	**$ 97**	$ 92
Accretion	**1**	1
	$ 98	$ 93
Balance comprised of:		
Principal element	**$ 75**	$ 70
Conversion option	**23**	23

As a further result of the filings described in Note 1, the Corporation has recorded a reorganization charge of $15 million in order to reflect the convertible debenture balance at the principal amount of $90 million (see Note 4) and the convertible debentures have been classified as liabilities subject to compromise (see Note 5). Subsequent to the reclassification of the convertible debentures, interest expense of $1 million was recorded.

12. CAPITAL STOCK

Convertible Common Shares

	Mar. 31, 2004	**Mar. 31, 2003**	**Dec. 31, 2003**
Series A	**101,490,302**	102,136,218	101,908,302
Series B	**758,898**	112,985	340,901
Total	**102,249,200**	102,249,203	102,249,203

The Corporation has been granted creditor protection under the CCAA. It is unlikely that the existing Common Shares of the Corporation will have any material value in a restructuring plan of arrangement. There is a risk such shares could be cancelled.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

13. STOCK-BASED COMPENSATION

Key Employee Stock Option Plan (KESOP)

On January 5, 2004, 1,000,000 options were granted at $2.469. These options vest 1/3 each year in the first three years after the date of the grant and mature on January 5, 2014.

Under the Corporation's KESOP the following options were outstanding:

	Mar. 31, 2004	Mar. 31, 2003	Dec. 31, 2003
Exercisable	**3,882,383**	3,404,393	3,050,380
Unexercisable	**1,901,966**	2,747,621	2,020,635
Total	**5,784,349**	6,152,014	5,071,015

Effective January 1, 2004, the Corporation adopted the new standard concerning Stock-based compensation and other stock-based payments as described in Note 3. Accordingly, a compensation cost of $0.3 million has been included in Cost for first quarter 2004. In first quarter 2003, prior to the adoption of the new standard, the corresponding compensation cost of $0.2 million was not included in Cost under the settlement method and is disclosed for comparative purposes. Financial results for 2003 were not restated for the new standard as the effect was not material.

The compensation cost for the grants made under the KESOP was determined at the grant dates using the fair value method by applying the Black-Scholes option-pricing model using the following assumptions:

Grant date	Jan. 5, 2004	Nov. 25, 2003	Feb. 5, 2003
Expected volatility	30%	30%	23%
Risk-free interest rate	3.60%	3.75%	4.0%
Expected life	4-6 years	4-6 years	4-6 years
Expected dividends	Nil	Nil	Nil

Deferred Share Unit Plan (DSUP)

	Three months ended March 31					
	2004			2003		
	DSUs		Weighted average price	DSUs		Weighted average price
Outstanding at beginning of period	**429,740**	**$**	**2.182**	269,977	$	3.810
Granted	**3,153**		**0.773**	68,773		3.927
Exercised	**(70,863)**		**2.279**	(9,156)		4.250
Balance at end of period	**362,030**		**0.773**	329,594	$	3.335
Compensation cost (gain) *($ in millions)*		**$**	**(0.5)**		$	0.1

The Corporation has been granted creditor protection under the CCAA. It is unlikely that the KESOP and DSUP of the Corporation will have any material value in a restructuring plan of arrangement.

14. EMPLOYEE FUTURE BENEFITS

In first quarter 2004, an expense of approximately $66 million ($49 million in first quarter 2003) was recorded in Costs pertaining to defined benefit pension and other future benefit plans of the Corporation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

15. LOSS PER COMMON SHARE

Basic loss per common share is calculated including charges to retained earnings related to the convertible debentures. Fully diluted loss per common share is calculated by applying the treasury stock method for the potential exercise of stock options, and assuming the dilutive effect of the conversion of all outstanding convertible debentures at the stated conversion price (see Note 11).

($ in millions)

	Three months ended March 31	
	2004	Restated (Note 3) **2003**
Net loss	**$ (36)**	$ (44)
Convertible debentures – net charge to retained earnings (deficit)	**(1)**	(3)
	$ (37)	$ (47)
Weighted average number of common shares outstanding – basic	**102,249,200**	102,249,203
Incremental number of common shares assumed to be issued on the exercise of stock options	**–**	68,247
Common shares issued on the assumed conversion of convertible debentures	**20,000,000**	20,000,000
Weighted average number of common shares outstanding – fully diluted	**122,249,200**	122,317,450
Options to purchase common shares not included in the above calculation *	**5,784,349**	5,104,678

* *exercise prices were greater than the average market price of the common shares during the periods*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(Unaudited) (continued)*

16. SEGMENTED INFORMATION

Financial information for Welland Pipe Ltd. has been excluded from the Manufacturing Products reportable segment for 2004 and 2003 (see Note 8).

($ in millions)

	Three months ended March 31	
	2004	Restated (Note 3) 2003
Net sales – trade		
Integrated Steel	$ 613	$ 575
Mini-mill	105	70
Manufactured Products	115	98
Intersegment sales		
Integrated Steel	(50)	(36)
Mini-mill	(9)	(14)
Manufactured Products	–	–
	$ 774	$ 693
Shipments – trade *(thousands of net tons)*		
Integrated Steel	1,052	998
Mini-mill	205	165
Manufactured Products	127	116
Intersegment shipments		
Integrated Steel	(95)	(73)
Mini-mill	(18)	(40)
Manufactured Products	–	–
	1,271	1,166
Operating earnings (loss)		
Integrated Steel	(7)	(28)
Mini-mill	7	–
Manufactured Products	3	(7)
	$ 3	$ (35)
Assets		
Integrated Steel	2,096	2,456
Mini-mill	227	212
Manufactured Products	235	236
	$ 2,558	$ 2,904
Amortization of capital assets		
Integrated Steel	28	31
Mini-mill	2	2
Manufactured Products	1	1
	$ 31	$ 34
Expenditures for capital assets		
Integrated Steel	12	15
Mini-mill	1	–
Manufactured Products	–	–
	$ 13	$ 15
Geographic segments		
Net sales		
Canada	643	581
United States	115	97
Other	16	15
	$ 774	$ 693
Capital assets – net		
Canada	1,078	1,236
United States	56	67
	$ 1,134	$ 1,303

INVESTOR INFORMATION

Questions and comments regarding Stelco Inc. or any information appearing in the quarterly reports or any other corporate publication may be directed to:

Stelco Inc.
Office of the Secretary
P.O. Box 2030
Hamilton, Ontario L8N 3T1

Telephone: 905 528-2511 Ext. 4985
Fax: 905 577-4575

The Corporation's annual and quarterly reports, media releases, and other investor information may be found at Stelco's Web site: www.stelco.ca

Inquiries regarding change of address or other share administration matters should be directed to:

CIBC Mellon Trust Company
320 Bay Street
First Floor Courier Window
Toronto, Ontario M5H 4A6

Telephone: 416 643-5500
Toll free: 1 800 387-0825
Fax: 416 643-5660

www.cibcmellon.com
E-mail at: inquiries@cibcmellon.com


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